As filed with the Securities and Exchange Commission on December 22, 2011

Registration No. 333-175389

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNSHINE SILVER MINES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1040	27-2654848
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

370 17th Street, Suite 3800

Denver, CO 80202

(303) 784-5350

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen Orr

Executive Chairman and Chief Executive Officer

Sunshine Silver Mines Corporation

370 17th Street, Suite 3800

Denver, CO 80202

(303) 784-5350

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Michael J. Zeidel, Esq. Riccardo Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.001 per share	$250,000,000	$29,025(3)

(1)	Includes offering price of shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2011

PROSPECTUS

             SHARES

SUNSHINE SILVER MINES CORPORATION

COMMON STOCK

We are selling              shares of common stock to the underwriters in a firm commitment offering.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $             and $             per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AGS.” We have applied to list our common stock on the Toronto Stock Exchange under the symbol “SM.”

The underwriters have an option to purchase a maximum of             additional shares from us to cover over-allotments. The underwriters can exercise this right at any time within 30 days from the date of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Sunshine Silver Mines Corporation	$	$

Delivery of the shares of common stock will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley	RBC Capital Markets	BMO Capital Markets	Citigroup

The date of this prospectus is                     , 2012.

SUNSHINE SILVER MINES CORPORATION PRINCIPAL PROJECTS

Sunshine Mine Property

Silver Valley

Idaho, U.S.A.

Los Gatos Project

Chihuahua, Mexico

In this prospectus, “Sunshine Silver,” the “Company,” “we,” “us” and “our” refer to Sunshine Silver Mines Corporation and its subsidiaries. We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

i

CONCURRENT CANADIAN PROSPECTUS OFFERING

On July 8, 2011, we filed a prospectus with the securities regulatory authorities in each province of Canada other than the Province of Québec in connection with our initial public offering in Canada and our application to list our shares of common stock on the Toronto Stock Exchange. As part of the filing process, we were required to prepare and file with Canadian securities regulators a technical report on each of our material properties prepared in accordance with National Instrument 43-101, or NI 43-101, which is an instrument developed by the Canadian Securities Administrators and administered by the provincial securities commissions that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public. United States reporting requirements for disclosure of mineral properties are governed by Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission, or the SEC. NI 43-101 and Industry Guide 7 standards are substantially different. This prospectus has been prepared in accordance with Industry Guide 7 and not NI 43-101. The NI 43-101 technical reports include the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource,” which are not terms recognized by the SEC for purposes of disclosure regarding mineral properties and, pursuant to the requirements of Industry Guide 7, may not be used in reports or registration statements filed with the SEC. Persons in the United States considering an investment in our common stock are cautioned not to place any reliance on the information regarding our mineral properties presented in our technical reports filed in Canada or the prospectus filed with Canadian securities regulatory authorities and should rely solely on the information presented in this prospectus for purposes of evaluating an investment in us.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements. As used herein, references to “$” or “dollars” are to United States dollars.

SUNSHINE SILVER MINES CORPORATION

The Company

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. The Company is currently focused on the advancement of its two principal projects: (i) the Sunshine Mine in Idaho, one of the highest-grade known remaining primary-silver discoveries worldwide, which is estimated to have produced over 365 million ounces of silver, and (ii) the Los Gatos Project in Chihuahua, Mexico, where the Company holds a 134,301 hectare land position, constituting a new mining region. The Company has completed independent technical studies on both projects, which were prepared in accordance with NI 43-101 and, in the case of the Sunshine Mine, which has mineralized material, the requirements of Industry Guide 7. In total, as of the date of this prospectus, the Company owns or controls a portfolio of 23 exploration properties in the United States and Mexico covering an area of approximately 502,616 hectares.

Principal Projects

Sunshine Mine

The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the Coeur d’Alene Mining District in Idaho. It is a past-producing mine, which is estimated to have produced over 365 million ounces of silver from 1904 to 2008. In 1990, the last year the Sunshine Mine operated at full capacity, silver production from the Sunshine Mine was approximately 5.4 million ounces. In 2008, Sterling Mining Company, or Sterling, the prior owner of the Sunshine Mine, ceased production and in early 2009 went into bankruptcy due to, we believe, among other factors, falling silver prices and inadequate capital.

The Sunshine Mine has significant existing on-site infrastructure, including a primary shaft, which is operational and being upgraded and refurbished, and a secondary shaft, which is being refurbished. The Company’s consolidated land position at the Sunshine Mine property currently consists of approximately 2,408 hectares. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads.

The underground workings at the Sunshine Mine consist of multiple levels developed off the primary shaft, extending from the surface to a depth of over 1,825 meters. The Company estimates that the Sunshine Mine contains more than 160 kilometers of underground workings.

Though a significant historical producing mine, the Company believes that the Sunshine Mine property remains highly prospective. As a result, the Company is undertaking significant exploration and re-development of the property. An independent technical report prepared by Behre Dolbear & Company from July 2011 estimated 1,991,169 tons of mineralized material at an average silver grade of 21.2 ounces per ton at the Sunshine Mine property. Sunshine Silver’s objectives are to: (i) increase the confidence of this mineralized material into the proven and probable reserve categories; (ii) define additional mineralized material through extensive surface and underground exploration; (iii) complete a pre-feasibility study within 24 months from the consummation of the offering to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer; and (iv) upgrade existing infrastructure and re-establish access to developed portions of the resource. The Sunshine Mine property will require significant time and capital before the property returns to production. The Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine for the foreseeable future. See “Business—The Sunshine Mine Property” beginning on page 60.

Los Gatos Project

The Los Gatos Project is located approximately 128 kilometers south of the state capital of Chihuahua City, in Northern Mexico and consists of two identified silver discoveries, the Cerro Los Gatos zone and the Esther zone, and 12 other priority targets with over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc mineralization.

Prior to Sunshine Silver’s initial acquisition of exploration concession rights in 2006, only very limited historical prospecting and exploration activities had been conducted at the Los Gatos Project. The Company was able to acquire concessions covering approximately 134,301 hectares and, through its exploration, has identified a virgin silver region containing high-grade vein style mineralization throughout its Los Gatos concession package.

In 2008, the Company negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. Environmental baseline data collection began in May 2010 to prepare for the development of future environmental studies required for the Los Gatos Project. The present field camp is located in a community of approximately 200 persons, with electrical and water services, an elementary school and basic health services.

To date, Sunshine Silver’s primary areas of focus have been defining and extending mineralization along the Cerro Los Gatos and Esther zones that currently extend more than 2,500 meters along strike and remain open at depth and to the southeast. Through November 2010, Sunshine Silver had completed 154 drill holes in the Cerro Los Gatos and Esther zones, totaling 69,745 meters. The Los Gatos Project has a known strike distance of over 100 kilometers, of which only 15 kilometers has been explored by drilling. In addition to the Cerro Los Gatos and Esther zones, the Los Gatos Project has 12 other priority targets.

The Company’s objectives at the Los Gatos Project are to: (i) increase the drilling rate by increasing the number of exploration drills from four to seven; (ii) conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos and Esther zones within 24 months from the consummation of the offering; and (iii) acquire additional prospective mineral and surface rights. The Los Gatos Project will require significant time and capital before the Project is brought into production. The Company anticipates that it will continue to incur operating costs without realizing any revenues at the Los Gatos Project for the foreseeable future. See “Business—The Los Gatos Project” beginning on page 66.

Silver Industry Overview

Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. According to GFMS Limited, or GFMS, 2010 global supply and demand totaled approximately 1.1 billion ounces of silver; approximately 70% of 2010 global supply came from mine production.

Silver has strong supply and demand fundamentals with significant demand rooted in diverse sectors. The demand for silver is driven primarily by three uses: industrial, consumer and investment. According to GFMS, in 2010, industrial, consumer and investment represented 46.1%, 37.0% and 16.8% of silver demand, respectively.

Industrial—Silver has a number of properties that make it an essential component in several industrial applications, including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications. In addition to traditional industrial uses, such as batteries, bearings, catalysts and electronics, increases in emerging applications for silver are expected to continue to augment industrial demand. Emerging applications include utilizing silver’s reflectivity as a component in solar cells to produce “green” electricity, and utilizing silver’s antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems.

Consumer—Consumer use of silver is primarily for the fabrication of jewelry, silverware and coins, which rely on silver’s lustre, resistance to tarnishing and malleability. For these uses silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century.

Investment—Investment demand for silver has increased significantly in the last 10 years, with the most significant investment demand coming from silver exchange traded funds, or ETFs, and bullion funds. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty.

Business Strengths and Competitive Advantages

Attractive Assets in Two of the World’s Premier Silver Regions

Sunshine Silver’s principal assets are located in two of the world’s premier silver regions. The Sunshine Mine property is located in the Coeur d’Alene Mining District in Idaho, which district is estimated to have produced over one billion ounces of silver over the Mine’s 107-year history, and the Los Gatos Project is located in the Mexican Silver Belt, the world’s largest silver producing region in 2010. In addition to being located in premier silver regions, both assets possess characteristics that differentiate them from other silver projects:

Sunshine Mine Property

•	A prolific past-producing mine, once one of the largest silver producers in the United States, which is estimated to have produced over 365 million ounces of silver

•	One of the highest-grade known remaining primary-silver discoveries worldwide, estimated to contain 1,991,169 tons of mineralized material at an average silver grade of 21.2 ounces per ton

•	Consolidated land position of approximately 2,408 hectares

•

Significant existing infrastructure, including a primary shaft that is operational and being upgraded and refurbished, and a secondary shaft that is being refurbished and access to roads, power and water

•	Strong community support coupled with an experienced and skilled workforce

Los Gatos Project

•	Control over an emerging silver region; land position of 134,301 hectares

•	The identified Cerro Los Gatos and Esther zones, high-grade mineralization occurrences that currently extend more than 2,500 meters along strike, remain open at depth and to the southeast

•	Widespread mineralization beyond the Cerro Los Gatos and Esther zones, with 12 other priority targets

Reduced Operating Risks at Sunshine Mine Given Historical Production

Sunshine Silver believes that the significant historical production at the Sunshine Mine, combined with the recent and planned mine improvements, reduces the risk of the project relative to other silver development projects. However, significant time and capital will be required before the Sunshine Mine returns to production and the Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine for the foreseeable future, including costs related to intensive underground exploration, rehabilitation and refurbishment of mine and processing infrastructure, and further dewatering of underground workings which are currently dewatered to a depth of approximately 1,125 meters.

The Sunshine Mine covers 171 hectares of surface rights, and the Company estimates that the Mine contains more than 160 kilometers of underground workings. The underground workings consist of multiple levels developed off the main production shaft, extending from the surface to a depth of over 1,825 meters, or more than 1,000 meters below sea level. The deepest level where Sunshine Silver has currently established mineralized material estimates is at a depth of over 1,645 meters.

Since acquiring the Sunshine Mine, the Company has acquired additional surface rights and improved the existing infrastructure, repaired surface facilities and equipment and completed a number of environmental, health and safety upgrades. The Company has added experienced and highly-trained professionals to lead such improvements.

Significant Exploration Potential for Additional Silver Resources

Sunshine Silver believes it has numerous opportunities to define additional mineral resources through continued exploration of its properties:

•

Sunshine Mine: Sunshine Silver has rights to approximately 2,408 hectares of exploration ground at the Sunshine Mine property. The property has numerous well-defined exploration targets, many of which are extensions of past-producing silver veins. In addition, Sunshine Silver has acquired additional surface rights to further consolidate its ownership of this mineralized trend. Despite being a prolific silver producing region, Sunshine Silver believes that the Coeur d’Alene Mining District is still highly under explored.

•	Los Gatos Project: Sunshine Silver expects to expand the Cerro Los Gatos and the Esther zones, which remain open to extensions. Sunshine Silver also has identified 12 other priority targets.

•	Other opportunities: Sunshine Silver owns 21 other exploration properties in Mexico, which could provide additional opportunities for resource growth.

Politically Stable and Mining-Friendly Jurisdictions

Both Idaho and Mexico are jurisdictions with a long history of successful mineral development and operations. Both are considered desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies. Based on a survey published in March 2011 by the Fraser Institute, an independent research organization, Idaho and Mexico rank among the top silver mining jurisdictions worldwide in terms of the attractiveness of government policies, access to infrastructure and qualified labor availability.

Attractive Market Dynamics

Investment demand for silver exposure remains strong, driven in part by continued U.S. dollar weakness, ongoing economic uncertainty in Europe and political unrest in the Middle East. Historically, silver has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications for silver such as solar energy, medical applications and water purification, which the Company believes will enhance the strong supply and demand fundamentals of silver.

Despite this strong investment and industrial demand, the universe of primary silver companies is small, which limits investor options for silver exposure. Sunshine Silver represents an opportunity for investors to gain exposure to a primary silver company with two attractive assets.

Experienced Management Team and Board

Sunshine Silver has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. The Company’s Executive Chairman & Chief Executive Officer,

Stephen Orr, has 34 years of experience in the minerals industry principally with Homestake Mining Company, where he ultimately served as President of Homestake Canada Inc.; Barrick Gold Corporation, where he was Managing Director of Australia & Africa operations; OceanaGold Limited, where he served as Chief Executive Officer; and Ventana Gold Corp., where he was President & Chief Executive Officer. The Company’s Chief Financial Officer, Roger Johnson, has 32 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper Corporation, as Vice President, Controller; Pasminco Zinc, Inc., as Senior Vice President, Finance and Administration; and Newmont Mining Corporation, where he was Vice President, Chief Accounting Officer. The Company’s Chief Operating Officer, John Galassini, has 24 years of experience in the minerals industry with Phelps Dodge Corporation, where he ultimately served as Senior Vice President North America; Freeport McMoRan Copper & Gold, Inc., as Senior Vice President; and Kinross Gold Corporation, where he served as Regional Vice President North America.

The Board will be comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Company’s senior management and Board have in excess of 300 years of combined mining experience. Sunshine Silver believes the specialized skills and knowledge of the management team and the Board will significantly enhance Sunshine Silver’s ability to explore and develop the Sunshine Mine property and the Los Gatos Project and pursue other regional growth opportunities.

Shareholder Sponsorship

The Company and its predecessors were founded by the Electrum Group of Companies, or Electrum. Electrum is a leading private equity investment firm engaged in mining exploration and development. Led by Dr. Thomas S. Kaplan, a highly-respected natural resources investor, Electrum brings together decades of combined investment and operating experience, proven execution abilities and capabilities, a broad and diverse background and a deep knowledge of the natural resources sector and mining disciplines. By maintaining a disciplined and professional approach to acquisition and value enhancement, Electrum has developed a strong track record and a multi-billion dollar asset base in the natural resource sector. Electrum holds significant stakes in public and private metals and mining companies, including NovaGold Resources Inc., Gabriel Resources Ltd., Taung Gold Limited, Tintina Resources Inc., Niocan Inc. and Sunward Resources Ltd. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance Sunshine Silver’s ability to execute its business strategy. When we refer to “Electrum” in this prospectus, we are including, where appropriate, Electrum Silver Holdings LLC, Tigris Financial (International) L.P., Tigris Financial Group Ltd. and CGT Management Ltd., all of which are our stockholders.

In March 2011, Liberty Metals & Mining Holdings, LLC, or Liberty Metals & Mining, purchased 15% of the Company’s common stock. Liberty Metals & Mining, is a wholly-owned subsidiary of Boston-headquartered, Liberty Mutual Group. As of September 30, 2011, Liberty Mutual Group had more than $74 billion of total invested assets. As a subsidiary of Liberty Mutual Group, Liberty Metals & Mining makes investments in the metals and mining sector for Liberty Mutual Group.

Following completion of the offering, Electrum and Liberty Metals & Mining will beneficially own approximately     % and     % of the Company’s outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters.

Business Strategy

Sunshine Silver’s business strategy is focused on creating value for stakeholders through the ownership and advancement of its two principal projects, the Sunshine Mine property and the Los Gatos Project, and through the pursuit of similarly attractive silver-focused projects. Sunshine Silver does not expect to enter into production or generate revenue at either the Sunshine Mine or the Los Gatos Project in the near future. The Company believes that the anticipated net proceeds from this offering and its existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next              months. However, the Company may elect to seek additional funding prior to that time.

Sunshine Silver plans to:

Continue Exploration and Development at the Sunshine Mine property to Convert Existing Mineralized Material to Reserves and Expand the Resource Base

Sunshine Silver intends to complete a pre-feasibility study at the Sunshine Mine property to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer. Sunshine Silver expects this study will be completed within 24 months from the completion of this offering. In addition, the Company intends to continue with its surface and underground exploration drilling program to provide sufficient sampling to estimate grade, tonnage and location of additional potentially economic veins and deposits for future production and to upgrade mineralized material to reserves.

Re-Commission the Sunshine Mine to Long-Term Sustainable Production

Sunshine Silver intends to refurbish or replace existing infrastructure at the Sunshine Mine in connection with its modernization and rehabilitation efforts and to review process optimization alternatives. The re-commissioning of the Sunshine Mine will be designed to allow the Company to reach a safe and sustainable production rate utilizing its newly optimized facilities.

Accelerate Exploration at the Los Gatos Region and Advance the Los Gatos Project

The Company plans to accelerate its exploration program at the Los Gatos region through additional drilling with the intent of identifying mineralized material. In the near term, the Company also intends to progress the most advanced exploration sites, the Cerro Los Gatos and Esther zones, through to pre-feasibility study.

Conduct Further Exploration at Sunshine Silver’s Mexican Properties outside the Los Gatos Region and Apply for Additional Exploration Acreage

Sunshine Silver plans to expand its exploration programs at its Mexican properties outside the Los Gatos region and continue to grow its land position. The Company owns or controls a portfolio of 21 other exploration properties in Mexico covering an area of 362,298 hectares, with significant additional hectares under application for mineral concession. There are two projects underway with significant drill results, El Doctor in Oaxaca and Zaragoza in Chihuahua. Additional drilling is planned at both of these projects as well as additional targets through 2012. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor and Zaragoza, which could lead to initial estimates of mineralized material.

Identify and Pursue Other Growth Opportunities that Add Value to Stockholders

Given the management and Board’s strong track record in exploration, development and asset integration, the Company may pursue acquisitions and joint ventures that are value accretive to its stockholders through the pursuit of similarly attractive silver-focused projects.

Recent Developments

Philip Pyle, Vice President Exploration, who is a Qualified Person as set out in NI 43-101, has supervised the preparation of the technical information that forms the basis of the information contained in this section “—Recent Developments.”

Sunshine Mine Property

At the Sunshine Mine property, drilling from accessible underground workings has resulted in the discovery of a mineralized extension to the Sunshine Mine vein in a previously unexplored area. Results from recent drilling are as follows:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Cu (%)	Pb (%)
ST2568	156.22	157.10	0.88	1062.2	0.42	0.08
ST2570	157.5	158.23	0.73	3277.7	0.70	0.36
ST2572	148.87	148.99	0.12	217.7	0.13	0.28
ST2573	215.09	215.43	0.34	204.3	0.07	1.17
ST2577	192.44	193.87	1.43	408.0	0.55	0.31
ST2578	185.98	186.34	0.36	2564.5	1.33	0.34
ST2579	189.45	189.63	0.18	843.4	0.20	3.00
ST2580	222.56	222.74	0.18	272.6	0.03	0.56

Additional drilling will now be focused on further extension of the mineralization to the west and at depth.

Los Gatos Project

Exploration drilling at the Los Gatos Project has recently detected a new trend of mineralization that has been named the Amapola zone. It is located 4.5 kilometers northwest of the Cerro Los Gatos zone. Results indicate a minimum of four separate mineralized quartz veins with high levels of silver at upper levels and silver, lead and zinc at deeper levels. Highlights from the drilling include holes AM22, AM25, AM33, AM37 and AM46:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Pb (%)	Zn (%)
AM22	651	651.85	0.85	588.0	13.70	0.70
AM25	533	560	27.0	81.8	0.53	1.33
Included in AM25	542.5	544.3	1.8	709.0	4.91	11.90
AM33	396	400.15	4.15	183.6	0.01	0.17
AM37	396	420	24.0	77.3	0.02	0.04
AM46	523.0	534.0	11.0	119.9	0.15	0.15

Continuous mineralization has been identified over a strike length of 600 meters in two of the four known veins and additional drilling is planned to verify the geometry of this mineralization.

See “Business—Recent Developments—Los Gatos Project—Amapola Zone Details” for additional results of recent drilling at the Amapola zone.

In other developments at the Los Gatos Project, a new zone of quartz veining has been identified in the southwestern portion of the Los Gatos claim block. This zone has been named Boca de Leon and has, to date, been detected over a strike length of 900 meters. The zone’s surface outcrops contain similar looking textures and mineralogy to the Cerro Los Gatos quartz vein mineralization. Surface sampling of the vein outcrops has generated values that range from 68 to 411 grams of silver per tonne. The Company expects that the Boca de Leon zone will become a priority area for future exploration drilling.

Corporate Information

Sunshine Silver Mines Corporation is incorporated in Delaware. Sunshine Silver’s principal executive office is located at 370 17th Street, Suite 3800, Denver, Colorado 80202. The Company’s telephone number is (303) 784-5350.

THE OFFERING

Common stock offered in firm commitment offering	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to allocate $ million of the net proceeds of the offering towards our operations at the Sunshine Mine property, $ million towards our operations at the Los Gatos Project and $ million towards the exploration of our properties in Mexico outside of the Los Gatos Project. The remaining amount of the proceeds will be used for general corporate purposes as further described herein. See “Use of Proceeds” on page 30.

Voting rights	Holders of our common stock are entitled to one vote per share.

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business.

Directed Share Program	At our request, the underwriters have reserved for sale up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, consultants and existing stockholders and other persons having a relationship with us, such as suppliers, or having a relationship with our existing stockholders. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting—Directed Share Program.”

Risk factors	See “Risk Factors” beginning on page 13 for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Common stock listing	We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “AGS.” We have applied to list our common stock on the Toronto Stock Exchange under the symbol “SM.”

The number of shares of our common stock that will be outstanding after this offering includes 58,810,113 shares of common stock outstanding as of September 30, 2011. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information:

•	excludes 571,548 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2011 with a weighted average exercise price of $19.72 per share;

•

excludes an option to purchase              shares of common stock to be granted to our Executive Chairman and Chief Executive Officer, options to purchase              shares of our common stock to be granted to our non-employee directors in the aggregate and an additional 370,900 and              options to be granted to employees and certain executive officers in the aggregate, respectively, upon the consummation of this offering at a purchase price equal to the offering price. See “Compensation Discussion and Analysis—Grants of Plan-Based Awards” and “Compensation Discussion and Analysis—Director Compensation;”

•	excludes additional shares of common stock reserved for future issuance under our stock option plans;

•	assumes no exercise of the underwriters’ option to purchase from us up to additional shares to cover over-allotments; and

•	assumes a for stock split of our common stock to be effected prior to completion of this offering.

See “Description of Capital Stock” beginning on page 103.

SUMMARY CONSOLIDATED FINANCIAL DATA

We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2010 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

The summary consolidated financial data for the nine months ended September 30, 2010 and as of and for the nine months ended September 30, 2011 was derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the nine months ended September 30, 2011 are not necessarily indicative of results that may be expected for the entire year.

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. In accordance with U.S. generally accepted accounting principles, or U.S. GAAP, all financial results have been prepared as if the combination of the companies under common control (Precious Metals Opportunities LLC and Los Gatos Ltd.) had occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the 2008 and 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance.

You should read this financial data in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,			Nine months ended September 30,
	2010	2009	2008	2011	2010
	(in thousands)
				(unaudited)
Statements of Loss Data:
Expenses:
Exploration	$14,653	$9,771	$2,718	$13,813	$10,705
Care and maintenance	2,534	—	—	4,015	1,371
General and administrative	5,490	818	415	10,114	3,984

Total expenses	22,677	10,589	3,133	27,942	16,060
Net other expense	1,891	597	24	317	1,284

Loss before income tax benefit	(24,568)	(11,186)	(3,157)	(28,259)	(17,344)
Income tax benefit	30	—	—	—	16

Net loss	$(24,538)	$(11,186)	$(3,157)	$(28,259)	$(17,328)

	Year ended December 31,			Nine months ended September 30,
	2010	2009	2008	2011	2010
	(in thousands)
				(unaudited)
Cash Flow Data:
Net cash used by operating activities	$(21,479)	$(10,876)	$(2,866)	$(26,137)	$(14,637)
Net cash used by investing activities	$(30,856)	$(31)	$(4)	$(11,202)	$(30,776)
Net cash provided by financing activities	$54,592	$11,885	$3,250	$165,455	$47,428

	September 30, 2011
	Actual	As Adjusted(1)
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$131,752	$
Working capital	$133,495	$
Total assets	$177,596	$
Total indebtedness	—		—
Total shareholders’ equity	$172,831	$

(1)	Assumes net proceeds to us from this offering of $ million. Assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

Risks Related to Our Business

We are an exploration company that has no operating history on which to base an evaluation of our business and prospects and we cannot provide investors with any assurance that we will generate any operating revenues at our mineral properties or ever achieve profitable operations.

We were formed in December 2009 and have not yet generated any operating revenue. The Sunshine Mine has not been a producing mine since 2008, prior to its acquisition by us. We anticipate that we will continue to incur operating costs without realizing any revenues at the Sunshine Mine and the Los Gatos Project for the foreseeable future. We expect to continue to incur losses until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Sunshine Mine or the Los Gatos Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will be successful in resuming production at the Sunshine Mine, or that we will ever develop a mine at the Los Gatos Project.

We are dependent on our two principal projects for our future operating revenue, the Sunshine Mine property and the Los Gatos Project, neither of which currently has proven or probable reserves.

The Sunshine Mine property and the Los Gatos Project do not have identified proven and probable mineral reserves. The costs, timing and complexities of upgrading the mineralized material at the Sunshine Mine property to proven and probable reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration programs at either the Sunshine Mine property or the Los Gatos Project will establish the presence of any proven or probable mineral reserves. The failure to establish proven or probable reserves would severely restrict our ability to implement our strategies for long-term growth.

Mineralized material calculations at the Sunshine Mine are only estimates and are based principally on historic data.

Our calculation of the mineralized material at the Sunshine Mine is only an estimate and depends on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineralized material. Until mineralized material is actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineralized material and grades of mineralization on our properties. Our current estimates at the Sunshine Mine are mainly based on historical drilling and on data compiled by a previous owner of the Sunshine Mine that cannot be completely verified due to water levels in the Mine, lack of access to the historically mined areas and the lack of quality assurance and quality control information on the historic assays.

The estimating of mineralized material is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Estimated mineralized material may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineralized material estimates. The extent to which mineralized material may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our mineralized material estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

Historical production at the Sunshine Mine may not be indicative of the potential for future development.

There is currently no commercial production at the Sunshine Mine and, since acquiring ownership, we have never recorded any revenues from commercial production at the Sunshine Mine. You should not rely on the fact that there were historical mining operations at the Sunshine Mine as an indication that we will ever have future successful commercial operations at the Sunshine Mine. In order for us to develop new mining operations at the Sunshine Mine, we will be required to incur substantial operating expenses and capital expenditures to refurbish and/or replace existing infrastructure.

We have not prepared a pre-feasibility study for the Sunshine Mine. We expect to produce a pre-feasibility study for the Sunshine Mine with a portion of the proceeds of the offering. Our evaluations of our business and prospects are subject to change after the study has been conducted, which could materially adversely effect our prospects. Additionally, the actual amount and timing of expenditures at the Sunshine Mine will depend on the progress of drilling, exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the formation of any joint ventures with strategic partners, our acquisition of additional mineral properties, the market price of silver and other factors, many of which are beyond our control. Due to any of these or other factors, the capital costs required to take the Sunshine Mine into production may be significantly higher than anticipated.

Land reclamation and mine closure may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities. Additionally, even if we cease exploration at the Sunshine Mine we will be required to expend cash and other resources to satisfy ongoing care and maintenance obligations at the Sunshine Mine, which obligations include controlling ground water, monitoring and sampling permitted facilities and ultimately reclaiming our tailings impoundment.

We do not have sufficient funds to bring the Sunshine Mine into sustained commercial operation or to develop a mine at the Los Gatos Project, and we expect that we will require additional financing in the future.

We are an exploration company and do not currently have sufficient capital for sustained operations. We expect that the proceeds from this offering will be used to fund sufficient technical work to complete a pre-feasibility study at the Sunshine Mine property and to complete a pre-feasibility study on the Cerro Los Gatos and Esther zones at the Los Gatos Project. In addition, we may have sufficient funds to initiate production at the Sunshine Mine. However, we do not expect that the funds raised from this offering will be sufficient to bring the Sunshine Mine into sustained commercial operation or to develop a mine at the Los Gatos Project. We expect that we will require additional funds at a later date to bring the Sunshine Mine into sustained commercial operation and develop a mine at the Los Gatos Project. Our future financing needs may be substantial if we encounter unexpected costs or delays in re-commissioning the Sunshine Mine or developing a mine at the Los Gatos Project.

We expect to raise additional funds through equity, debt or a combination of equity and debt. Access to additional capital may not, however, be available on terms acceptable to us or at all. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, drilling, development or production at the Sunshine Mine or the Los Gatos Project. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

If the development of one or more of our mineral projects is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

If the development of one of our mineral projects is found to be economically feasible, such development will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure. As a result, we will be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	industrial accidents;

•	mine failures, shaft failures or equipment failures;

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

•	unusual or unexpected geological and metallurgic conditions;

•	exchange rate and commodity price fluctuations;

•	high rates of inflation;

•	potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and

•	restrictions or regulations imposed by governmental or regulatory authorities.

The costs, timing and complexities of developing our projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters. Silver-bearing concentrates at our Sunshine Mine are known to contain relatively high percentages of arsenic and antimony. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

Our operations involve significant risks and hazards inherent to the mining industry.

Our operations involve the operation of large pieces of drilling and other heavy equipment. Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, cave-ins, flooding and mechanical equipment failure are inherent risks in our operations. These and other hazards can cause injuries or death to employees, contractors or other persons at our mineral properties, severe damage to and destruction of our property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and any future development and production activities. Safety measures implemented by us may not be successful in preventing or mitigating future accidents.

In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

The mining industry is very competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

The title to some of our mineral properties may be uncertain or defective, thus risking our investment in such properties.

Certain of our United States mineral rights consist of “patented” and “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

The Sunshine Mine property is part of a historic mining district that was established prior to 1900. The history of ownership of the properties comprising the Sunshine Mine property is complex and involves numerous individuals and entities. In addition, title to many of the mineralized ore veins at the Sunshine Mine property is based on ownership of the patented claims within which those ore veins have their apex, as under the General Mining Law the owner of a mining claim within which a mineralized vein has its apex owns the so-called “extralateral rights” to that vein as it may extend downward outside the vertical boundaries of the claim. As the vein extends downward, however, its actual location becomes less and less certain. As a result, ownership of these mineralized veins often becomes more a question of geology than of public records. Over the years, because of the age of the district and the existence of extralateral rights that render title to the actual minerals beneath any particular claim more uncertain, our predecessors and adjoining landowners entered into several agreements establishing boundary lines between claims, dividing ownership of portions of claims, agreeing to the sharing of ore produced from mineralized veins within claims, and agreeing to joint exploration and development activities on certain claims. There can be no assurance that our predecessors successfully consolidated the properties at the Sunshine Mine property so that third parties will not make claims to our properties or a share of some portion of any mineral production in the future or that we have identified every agreement establishing our property rights.

With respect to several of the patented mining claims at the Sunshine Mine property, we own the mineral estate but not the surface estate. Although we expect we would continue the development of the Sunshine Mine as an underground mine, which would not require us to make use of the surface of those patented claims where we do not own the surface estate, as we develop our mine plan for the Sunshine Mine and as that plan changes over time, there can be no assurance that we will not need to use the surface of portions of those claims. If that need arises there can be no assurance that the owners of the surface estate of any of those claims will recognize our common law rights or be willing to enter into agreements with us to allow for such surface use.

Additionally, our mineral properties in Mexico may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A title defect on any of our mineral properties (or any portion thereof) could adversely affect our ability to mine the property and/or process the minerals that we mine.

Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities.

We do not intend to enter into hedging arrangements with respect to silver and our hedging activities, or our decision not to hedge, with respect to our expenses could expose us to losses.

We do not intend to enter into hedging arrangements with respect to silver. As such, we will not be protected from a decline in the price of silver. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.

We report our financial statements in U.S. dollars. A portion of our costs and expenses are incurred in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase our costs and expenses. Additionally, we are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and, if we borrow funds at a floating rate, interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel, and our currency exposure with respect to the portion of our costs and expenses incurred in Mexican pesos. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, there is no assurance that such hedging program will be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.

Our insurance may not provide adequate coverage.

Our business and operations are subject to a number of risks and hazards including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, we do not carry business interruption insurance relating to our properties. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Executive Chairman and Chief Executive Officer. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

High metal prices in recent years have encouraged increased mineral exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

High metal prices in recent years have encouraged increases in mineral exploration, development and construction activities, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. There has also been a shortage of skilled workers in the mining industry in recent years particularly with respect to experienced mine construction and mine management personnel. As a result of this shortage, the wages that we are required to pay to our skilled workers have increased. In addition, employee turnover rates in the mining industry have increased as participants in the minerals industry compete for skilled personnel. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase our project exploration and any future development and/or construction costs.

The price of silver is subject to change and a substantial or extended decline in the price of silver could materially and adversely affect our revenues and the value of our mineral properties.

Our business and financial performance will be significantly affected by fluctuations in the price of silver. The price of silver is volatile, can fluctuate substantially and is affected by numerous factors that are beyond our control. During the last ten years, the price of silver ranged from a low of $4.06 per ounce in November 2001 to a high of $48.44 per ounce in April 2011. While the price of silver has increased significantly in recent years, such price movement is not a predictor of the future price of silver, which may decrease significantly as silver prices are affected by numerous factors beyond our control, including:

•	prevailing interest rates and returns on other asset classes;

•	expectations regarding inflation, monetary policy and currency values;

•	speculation;

•

governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group, the owner and operator of the futures exchange, to raise silver’s initial margin requirements on futures contracts;

•	political and economic conditions;

•	available supplies of silver from mine production, inventories and recycled metal;

•	sales by holders and producers of silver; and

•	demand for products containing silver.

Because we expect to derive the substantial majority of our revenues from sales of silver, our results of operations and cash flows will fluctuate as the price of silver increases or decreases. A sustained period of declining silver prices would materially and adversely affect our financial performance, financial position and results of operations.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing stockholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations. See “Business—Legal Proceedings.” In addition, the purchase agreements entered into in connection with our 2011 private placements to a series of investors, including Liberty Metals & Mining, contained customary indemnification provisions in favor of the investors.

Risks Related to Government Regulations and International Operations

The U.S. and Mexican governments, as well as state and local governments, extensively regulate mining operations, which imposes significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals.

The mining industry is subject to increasingly strict regulation by federal, state and local authorities in the United States and Mexico, including in relation to:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of properties after mining is completed;

•	management of materials generated by mining operations; and

•	storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected. See “Business—Environmental, Health and Safety Measures.”

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, the operation of our Sunshine Mine in the United States is subject to regulation by the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Administration, or the OSHA, under the Occupational Safety and Health Act of 1970. MSHA and OSHA inspect the Sunshine Mine on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Subsequent to passage of the Mine Improvement and New Emergency Response Act of 2006, the number of violations cited by the MSHA has significantly increased, as have the dollar penalties associated with those citations.

Our Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Our operations at our Mexican properties also require us to obtain local authorizations and, through the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Mexican operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

If inspections in the United States or Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

Our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations.

We have a significant exploration project in Mexico, the Los Gatos Project, along with 21 other exploration properties in the country, and we are subject to significant risks inherent in exploration and resource extraction by foreign companies in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political, economic, regulatory and social risks that are beyond our control. These risks include:

•	the possible unilateral cancellation or forced re-negotiation of contracts;

•	unfavorable changes in laws and regulations;

•	royalty and tax increases;

•	claims by governmental entities or indigenous communities;

•	expropriation or nationalization of property;

•	political instability;

•	uncertainty regarding the enforceability of contractual rights and judgments; and

•	other risks arising out of foreign governmental sovereignty over areas in which our mineral properties are located.

Local economic conditions also can adversely affect the security of our operations and the availability of supplies. Higher incidences of criminal activity and violence in the area of some of our properties could adversely affect our ability to operate in an optimal fashion or at all. Recently, we declared a force majeure at our Niko concession, a Mexican property outside the Los Gatos region, due to ongoing gang violence, and we are considering cancelling the concession related to such project.

Additionally, the right to export silver-bearing concentrate and other metals may depend on obtaining certain licenses, which could be delayed or denied at the discretion of the relevant regulatory authorities, or meeting certain quotas. Any of these conditions could lead to lower productivity and higher costs, which would adversely affect our financial performance, financial position and results of operations.

Any of these developments could require us to curtail or terminate operations at our mineral properties in Mexico, incur significant costs to meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, which could materially and adversely affect our results of operations, cash flows and financial condition.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process.

Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. For example, we may be required to upgrade our wastewater treatment system in connection with the renewal of our National Pollutant Discharge Elimination System, or NPDES, permit for the Sunshine Mine. In addition, we may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations. Alternatively, we may not be successful in obtaining such permits, which could prevent us from commencing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. In addition, the permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

In addition, in regards to the Los Gatos Project and other Mexican projects, Mexico has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and South American countries. We are currently operating under permits regulating road construction and drilling at our El Doctor, Los Gatos, Mina Grande, Niko, Zacatlan and Zaragoza projects contingent upon paying annual fees and providing annual reports, which cover the work accomplished on the property, to the Mexican government. We are also preparing a larger scale permit at the Los Gatos Project which requires a detailed environmental assessment and impact study for the future possibility of establishing underground access for further exploration. There can be no certainty as to whether, or the terms under which, such permit will be granted. In addition, we will be required to apply for corresponding authorizations prior to any production at each of our Mexican properties and there can be no certainty as to whether, or the terms under which, such authorizations will be granted or renewed. Any failure to obtain authorizations and permits, or other authorization or permitting delays or conditions, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to environmental laws, regulations and permits that may subject us to material costs, liabilities and obligations.

We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including greenhouse gas emissions, plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including tailings and waste impoundments, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time.

We could be liable for any environmental contamination at or from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites, including the Bunker Hill Superfund Site. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our financial performance, financial position and results of operations.

Legislation has previously been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the U.S. General Mining Law of 1872, which governs the unpatented claims that we control with respect to the Sunshine Mine. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Sunshine Mine property. Other bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims. Passage of such legislation could adversely affect our business.

Risks Related to this Offering and our Common Stock

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the New York Stock Exchange, the Toronto Stock Exchange or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

The market price of our common stock may be volatile, which could result in substantial losses for you.

The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	failure to identify mineral reserves at our properties;

•	failure to achieve production at our mineral properties;

•	actual or anticipated changes in the price of silver and base metal by-products;

•	fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;

•	changes in market valuations of similar companies;

•	success or failure of competitor mining companies;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;

•	changes in regulatory requirements and the political climate in the United States, Mexico or both;

•	litigation involving our Company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general economic, industry and market conditions;

•	accidents at mining properties, whether owned by us or otherwise;

•	natural disasters, terrorist attacks and acts of war; and

•	our ability to control our costs.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.

Our anti–takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.

Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we will adopt prior to the closing of this offering will contain several provisions that will apply after Electrum, or any person which is an express assignee or designee of Electrum, ceases to own in the aggregate more than 50% of our outstanding common stock. These provisions may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These provisions include provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called, provisions limiting the ability of stockholders to act by written consent, provisions requiring a 66 2/3% stockholder vote to amend our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and a staggered board. Our Amended and Restated Certificate of Incorporation will also provide that Section 203 of the Delaware General Corporation Law, or DGCL, which relates to business combinations with interested stockholders, will not apply to us until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which time we will be governed by those provisions. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.

You will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $             per share, which is the midpoint of the offering price range set forth on the front cover of this prospectus, you will incur immediate and substantial dilution of your investment in the amount of $             per share. See “Dilution.”

Future sales of our common stock after the lock-up period has expired, or the perception that such sales may occur, could depress our common stock price.

After this offering, we will have              shares of common stock outstanding. This includes the shares of common stock we are selling in this offering, which may generally be resold in the public market immediately after this offering. We expect that the remaining shares of common stock, representing     % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.” All of our directors and executive officers, and the holders of substantially all of our common stock, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Morgan Stanley & Co. LLC may, in its sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, and we will enter into a registration rights agreement with substantially all our stockholders in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act of 1933, or the Securities Act, the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately              shares of common stock underlying options vested as of the date of this prospectus being available for resale into the public markets after the expiration of lock-up agreements to which substantially all of those shares are subject.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”

Certain non-U.S. investors may be subject to U.S. income tax with respect to gain on dispositions of our common stock if we are or become a U.S. real property holding corporation.

Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe that we are not currently a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates, and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not, or will not become, a USRPHC. If we are or have been a USRPHC, certain non-U.S. investors will generally be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock. However, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), a non-U.S. investor will not recognize taxable gain on a sale of our common stock under the rules applicable to USRPHCs unless the investor actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for our common stock. See “U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock—Gain on Disposition of Common Stock.”

Electrum, Liberty Metals & Mining and their respective affiliates will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the Board of Directors.

After this offering, Electrum, together with its affiliates and related persons, will beneficially own, in the aggregate, approximately     % of our outstanding common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). In addition, following this offering, Liberty Metals & Mining will beneficially own, in the aggregate, approximately     % of our outstanding common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). In connection with this offering, we will enter into a stockholders agreement with Electrum and Liberty Metals & Mining pursuant to which Electrum and Liberty Metals & Mining will have certain director nomination rights. The stockholders agreements will also provide that Electrum approval must be obtained prior to us engaging in certain actions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” As a result, Electrum will have the ability to control the management and affairs of our Company and will have control over the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

Our concentration of ownership and stockholders agreement may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;

•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

We will incur increased costs and be required to carry out activities we have not previously undertaken as a result of becoming a public company, specifically as a result of Section 404 of the Sarbanes-Oxley Act of 2002.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, applicable Canadian securities laws and the rules and regulations of the New York Stock Exchange and the Toronto Stock Exchange. Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses or significant deficiencies are identified and persist. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by any stock exchange on which our common stock is listed, the SEC, Canadian securities regulators or other regulatory authorities, which would require additional financial and management resources. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning with our fiscal year ending December 31, 2012, under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

Our Amended and Restated Certificate of Incorporation and stockholders agreement contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our Amended and Restated Certificate of Incorporation and stockholders agreement provides for the allocation of certain corporate opportunities between us and Electrum and Liberty Metals & Mining. Under these provisions, neither Electrum or Liberty Metals & Mining, their affiliates and subsidiaries, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our Company who is not employed by us and also serves as a director, officer or employee of Electrum or Liberty Metals & Mining or any of their subsidiaries or affiliates may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by Electrum or Liberty Metals & Mining to themselves or their subsidiaries or affiliates instead of to us. The terms of our Amended and Restated Certificate of Incorporation are more fully described in “Description of Capital Stock” and the terms of our stockholders agreement are more fully described in “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

If securities or industry analysts downgrade recommendations regarding our stock, the price and trading volume of our stock could decline.

The research and reports that securities or industry analysts publish about us or our business may vary widely and may not predict accurate results, but will likely have an affect on the trading price of our common stock. If one or more of the analysts that cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline rapidly and such decline could be material.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Those statements include, but are not limited to, statements with respect to our expected costs and timing for the further exploration and development of the Sunshine Mine property in Big Creek, Idaho (including the timing for completion of a pre-feasibility study at the Sunshine Mine property) or of the Los Gatos Project in Mexico (including the timing for completion of a pre-feasibility study for the Cerro Los Gatos and Esther zones of the Los Gatos Project) or of our other prospective properties, estimated calculations of mineralized material at the Sunshine Mine property, our quality assurance/quality control protocols for our exploration drilling campaign at the Sunshine Mine property, our business strategy, expected cost savings, our prospects, plans and objectives, industry trends, our requirements for additional capital, government regulation, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, synergies of potential future acquisitions, expected actions of third parties, and limitations of insurance coverage. These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Silver Industry Overview,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.

All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:

•	our status as an exploration company that has no operating history;

•	our dependence on our two principal projects for our future operating revenue, neither of which currently has proven or probable reserves;

•	our mineralized material calculations at the Sunshine Mine property are only estimates and are based principally on historic data;

•	historical production at the Sunshine Mine property may not be indicative of potential future development;

•	land reclamation and mine closure may be burdensome and costly;

•	we will require additional financing in the future to bring the Sunshine Mine property into sustained commercial production and to develop a mine at the Los Gatos Project;

•	exposure to all of the risks associated with establishing new mining operations, if the development of one or more of our mineral projects is found to be economically feasible;

•	significant risk and hazards associated with mining operations;

•	competition within our industry;

•	title to some of our mineral properties may be uncertain or defective;

•	our exposure to losses because of our hedging activities or our decision not to hedge;

•	our insurance may not provide adequate coverage;

•	our inability to retain key members of management;

•	increased demand for, and cost of, exploration, development and construction services and equipment in recent years;

•	changes in the price of silver;

•

our failure to identify attractive acquisition candidates or joint ventures with strategic partners or inability to successfully integrate acquired mineral properties or successfully manage joint ventures;

•	claims and legal proceedings against us;

•	extensive regulation by the U.S. and Mexican governments as well as state and local governments;

•	our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations;

•	the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process; and

•	our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations (including changes thereto) and permits.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their option in full to purchase additional shares, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from the offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to allocate the proceeds as follows:

Sunshine Mine property
Upgrade existing infrastructure	$	million	%
Surface and underground exploration	$	million	%
Pre-feasibility study	$	million	%
Various consolidation expenses	$	million	%

Sunshine Mine property Total	$	million	%

Los Gatos Project
Exploratory drilling	$	million	%
Technical expenses, including a pre-feasibility study	$	million	%
Various consolidation expenses	$	million	%

Los Gatos Project Total	$	million	%

Other Mexican properties
Exploratory drilling	$	million	%

General Corporate Purposes(1)	$	million	%

Total	$	million	100%

(1)	General corporate purposes could include, without limitation, general and administrative expenses, working capital funding, additional exploration expense, upgrades to infrastructure at the Sunshine Mine property and other capital investment at our existing properties or through acquisitions.

Our objectives with respect to the use of proceeds at the Sunshine Mine property are to define additional mineralized material, complete a pre-feasibility study, upgrade existing infrastructure and re-establish access to developed portions of the resource. Our objectives with respect to the Los Gatos Project and additional exploration in Mexico are to double the number of exploration drills from four to eight, complete a pre-feasibility study at the Cerros Los Gatos and Esther zones and acquire additional prospective mineral and surface rights.

While we currently anticipate that we will use the net proceeds of this offering as described above, we may reallocate the net proceeds from time to time depending upon market and other conditions in effect at the time. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or short-term deposits or shares of money market mutual funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our Board of Directors and will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL and other factors as our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale by us of              shares of common stock pursuant to this offering, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

	September 30, 2011
	Actual	As Adjusted
Cash and cash equivalents	$131,752	$

Stockholders’ equity:
Common Stock, $0.001 par value per share, 100,000,000 shares authorized, actual; shares authorized, as adjusted; 58,810,113 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$59	$
Paid-in capital	241,258
Accumulated Deficit	(68,516)
Unrealized gains on investments, net of tax	30

Total stockholders’ equity	$172,831	$

Total capitalization	$172,831	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	571,548 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2011 with a weighted average exercise price of $19.72 per share;

•

an option to purchase              shares of common stock to be granted to our Executive Chairman and Chief Executive Officer, options to purchase              shares of our common stock to be granted to our non-employee directors in the aggregate and an additional 370,900 and              options to be granted to employees and certain executive officers in the aggregate, respectively, upon the consummation of this offering at a purchase price equal to the offering price. See “Compensation Discussion and Analysis—Grants of Plan-Based Awards’’ and “Compensation Discussion and Analysis—Director Compensation;” and

•	additional shares of common stock reserved for further issuance under our stock option plans.

DILUTION

Our consolidated net tangible book value as of September 30, 2011 was $(            ) or $(            ) per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, our consolidated net tangible book value as of September 30, 2011 would have been $             or $             per share. This represents an immediate increase in consolidated net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors purchasing shares in this offering of $             per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Consolidated net tangible book value per share as of September 30, 2011	$
Increase in consolidated net tangible book value per share attributable to new investors

Consolidated net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value per share after this offering by $             and the dilution per share to new investors purchasing shares in this offering by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option to purchase common stock is exercised in full, our consolidated net tangible book value per share after giving effect to this offering would be $            , and the dilution per share in net tangible book value to new investors purchasing shares in this offering would be $            .

The following table sets forth, as of September 30, 2011, the number of shares of common stock purchased from the Company, the total consideration paid, or to be paid, to the Company and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total		100%		$	100%		$

If the underwriters’ over-allotment option to purchase common stock is exercised in full, the number of shares of common stock held by existing stockholders would decrease to     % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to     % of the total number of shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $            , respectively, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables exclude 571,548 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2011 with a weighted average exercise price of $19.72 per share and excludes an option to purchase              shares of common stock to be granted to our Executive Chairman and Chief Executive Officer, options to purchase              shares of our common stock to be granted to our non-employee directors in the aggregate and an additional 370,900 and              options to be granted to employees and certain executive officers in the aggregate, respectively, upon the consummation of this offering at a purchase price equal to the offering price. See “Compensation Discussion and Analysis—Grants of Plan-Based Awards” and “Compensation Discussion and Analysis—Director Compensation.” To the extent these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared the selected consolidated financial data using our consolidated financial statements for each of the periods presented. The selected consolidated financial data for each fiscal year in the three-year period ended December 31, 2010 and the balance sheet data as of December 31, 2009 and 2010 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

The selected consolidated financial data for the period from April 24, 2006 (Inception) to September 30, 2011 and for the nine months ended September 30, 2010 and as of and for the nine months ended September 30, 2011 was derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the nine months ended September 30, 2010 and as of and for the nine months ended September 30, 2011 are not necessarily indicative of results that may be expected for the entire year.

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. In accordance with U.S. GAAP, all financial results have been prepared as if the combination of the companies under common control (Precious Metals Opportunities LLC and Los Gatos Ltd.) had occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the April 24, 2006 (Inception) to December 31, 2006, 2007, 2008 and 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance.

You should read this financial data in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,				Period from April 24, 2006 (Inception) to December 31, 2006	Nine months ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2011
	2010	2009	2008	2007		2011	2010
	(in thousands)
						(unaudited)
Statements of Loss Data:
Expenses:
Exploration	$14,653	$9,771	$2,718	$926	$240	$13,813	$10,705	$42,122
Care and maintenance	2,534	—	—	—	—	4,015	1,371	6,549
General and administrative	5,490	818	415	112	72	10,114	3,984	17,021

Total expenses	22,677	10,589	3,133	1,038	312	27,942	16,060	65,692
Net other expense	1,891	597	24	24	2	317	1,284	2,854

Loss before income tax benefit	(24,568)	(11,186)	(3,157)	(1,062)	(314)	(28,259)	(17,344)	(68,546)
Income tax benefit	30	—	—	—	—	—	16	30

Net loss	$(24,538)	$(11,186)	$(3,157)	$(1,062)	$(314)	$(28,259)	$(17,328)	$(68,516)

Cash Flow Data:
Net cash used by operating activities	$(21,479)	$(10,876)	$(2,866)	$(1,199)	$(342)	$(26,137)	$(14,637)	$(62,899)
Net cash used by investing activities	$(30,856)	$(31)	$(4)	$(1)	—	$(11,202)	$(30,776)	$(42,094)
Net cash provided by financing activities	$54,592	$11,885	$3,250	$950	$613	$165,455	$47,428	$236,745

	December 31,					September 30, 2011
	2010	2009	2008	2007	2006
		(in thousands)
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,636	$1,379	$401	$21	$272	$131,752
Working capital	$4,485	$1,689	$(241)	$(409)	$(314)	$133,495
Total assets	$36,076	$2,610	$709	$187	$312	$177,596
Related-party debt	$31,000	$15,990	$4,298	$968	—	—
Total shareholders’ equity (deficit)	$2,663	$(14,270)	$(4,532)	$(1,376)	$(314)	$172,831

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for share and per share amounts.

Overview

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. We are currently focused on the advancement of our two principal projects: (i) the Sunshine Mine property in Idaho, one of the highest-grade known remaining primary-silver discoveries worldwide, which is estimated to have produced over 365 million ounces of silver, and (ii) the Los Gatos Project in Chihuahua, Mexico, where we hold a 134,301 hectare land position, constituting a new mining region. In total, we own or control a portfolio of 23 exploration properties in the United States and Mexico covering an area of approximately 502,616 hectares.

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. Prior to the merger, Los Gatos Ltd. eliminated all of its outstanding related-party debt through the issuance of preferred shares, which were subsequently exchanged for shares of our common stock in connection with the merger. In connection with the merger, outstanding ordinary shares of Los Gatos Ltd. and options to purchase ordinary shares of Los Gatos Ltd. were also converted into shares of our common stock and options to purchase shares of our common stock, respectively. The assets and liabilities of each predecessor company are presented at historical cost as this transaction was reported for accounting purposes as a combination of companies (Los Gatos Ltd. and Precious Metals Opportunities LLC) under common control. In accordance with U.S. GAAP, common control exists between the predecessor Sunshine and Los Gatos entities as both entities were primarily owned by certain trusts under the control of one individual. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control had occurred prior to the earliest period presented.

Substantially, all of our source of funds to date has been proceeds from financing activities. From March 1, 2011 to June 1, 2011, we received proceeds of $163,733 through private placements of our common stock to investors. We have not received any additional funding subsequent to June 1, 2011.

We have not yet generated any operating revenue. We anticipate that we will continue to incur significant operating costs without realizing any revenues at the Sunshine Mine or the Los Gatos Project for the foreseeable future. We believe that the anticipated net proceeds from this offering and our existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next      months. However, we may elect to seek additional funding prior to that time. We expect that we will require additional funds at a later date to bring the Sunshine Mine into sustained commercial operation and develop a mine at the Los Gatos Project which, depending upon the circumstances, may be in the form of equity, debt or a combination of equity and debt. There can be no assurance that additional funds will be available to us on acceptable terms or at all.

Principal Projects

Sunshine Mine

The Sunshine Mine is located within the Coeur d’Alene Mining District in Idaho. In May 2010, we acquired from Sterling the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included a purchase option for title to the Sunshine Mine. In July 2010, we closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. The total consideration paid in cash was comprised of (i) $23,500 for the net assets acquired and liabilities assumed and (ii) $5,750 for the right, title and interest acquired in connection with the purchase option.

The Sunshine Mine covers 171 hectares of surface rights, and the Company estimates that the Mine contains more than 160 kilometers of underground workings. Our consolidated land position at the Sunshine Mine property consists of approximately 2,408 hectares.

We are undertaking significant exploration and re-development of the Sunshine Mine property. Since acquiring the Sunshine Mine, we have successfully completed or are currently working on the following significant exploration and re-development activities at the Sunshine Mine property:

•	acquired additional surface rights;

•	repaired surface facilities and equipment, including the Jewell hoists and shaft, and compressed air, water and pumping systems;

•	commissioned the ConSil hoist and completed work to enable rehabilitation of the ConSil shaft from the top station downward to the 910 meter level;

•	de-watered the Sunshine Mine to just below the 1,130 meter level;

•	re-established utility services to the Sunshine Mine ramp, enabling commencement of improvements required for ventilation and re-access to mining blocks;

•

made significant progress towards compiling a drill hole database review for areas of immediate exploration and began compiling the entire historical geologic database to create a three dimensional model of the resources; and

•	designed a new development plan to re-establish access in the lower mine levels for exploration and development.

Our objectives at the Sunshine Mine property through 2013 are to:

•	define additional mineralized material through extensive surface and underground exploration;

•	complete a pre-feasibility study to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer; and

•	upgrade existing infrastructure and re-establish access to developed portions of the resource.

The Sunshine Mine property will require significant time and capital before this property returns to production.

Los Gatos Project

The Los Gatos Project is located approximately 128 kilometers south of the state capital of Chihuahua City, in Northern Mexico and consists of two identified silver discoveries, the Cerro Los Gatos and the Esther zones, and 12 other priority targets over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc mineralization.

Prior to our initial acquisition of exploration concession rights in 2006, only very limited historical prospecting and exploration activities had been conducted at the Los Gatos Project. We were able to acquire concessions covering approximately 134,301 hectares and, through our exploration, we have identified a virgin silver region containing high-grade vein style mineralization throughout our Los Gatos concession package.

In 2008, we negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. Environmental baseline data collection (climate, water, vegetation, air and social) began in May

2010 in anticipation of future development activities at the Los Gatos Project. Geological work continued with detailed surface mapping, sampling and prospecting of new zones. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a regular basis and we intend to integrate this data into future social, environmental and technical studies for the Los Gatos Project.

To date, our primary areas of focus have been defining and extending mineralization along the Cerro Los Gatos and Esther zones that currently extend more than 2,500 meters along strike and remain open at depth and to the southeast. Through November 2010, we had completed 154 drill holes in the Cerro Los Gatos and Esther zones, totaling 69,745 meters.

Our objectives at the Los Gatos Project through 2013 are to:

•	increase the drilling rate by increasing the number of exploration drills from four to seven;

•	conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos and Esther zones; and

•	acquire additional prospective mineral and surface rights.

The Los Gatos Project will require significant time and capital before the Project is brought into production.

Achievement of our objectives at the Sunshine Mine property and the Los Gatos Project is subject to a number of risks and uncertainties, a number of which are beyond our control. We cannot assure you that we will successfully achieve our objectives at the Sunshine Mine property or the Los Gatos Project. See “Risk Factors.”

Operating Expenses

Exploration Expenses

We conduct exploration activities on patented and unpatented mining claims in the United States and Mexico. We expect our exploration expenses to increase significantly as we continue to expand our exploration activities at the Sunshine Mine property, the Los Gatos Project and our other exploration properties. As access to the underground platforms at the Sunshine Mine is achieved through re-establishment of a secondary escape shaft, our exploration costs will further increase. Our exploration expenses primarily consist of drilling costs, lease concession payments, and environmental, geological and technical studies, at both the Sunshine Mine property and the Los Gatos Project.

Care and Maintenance Expenses

Our care and maintenance expenses relate to the care and maintenance of the Sunshine Mine, which has been in the care and maintenance stage since our acquisition of the Sunshine Mine in May 2010. Our care and maintenance expenses include facility and surface repair and re-development costs, mineral surface lease payments, utility costs and mine-dewatering costs.

General and Administrative Expenses

Our general and administrative expenses consist of salaries and benefits, stock compensation, professional and consultant fees, insurance and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, stock compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees, directors and officers’ and other insurance fees, and other administrative costs.

In May 2011, we opened a corporate office in Denver, Colorado, moved many advisory and shared-service functions performed in New York to Denver, and began establishing a senior executive team primarily based in Denver. We expect higher costs related to compensation and benefits, rent and occupancy, and other administrative costs as we continue to add to our senior executive team and hire additional corporate employees. Additionally, we expect to incur higher costs from share-based compensation plans established by our Board of Directors.

Income Taxes

As we have incurred substantial losses from our exploration and re-development activities, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not the benefit will be realized before expiration. We have not recognized these potential benefits in our financial statements and have fully reserved for such net deferred tax assets, as we believe the benefit of these net deferred tax assets will not be realized before expiration. At December 31, 2010, we recorded a full valuation allowance of $9,639 against these net deferred tax assets. In addition, due to our net losses since inception, we have not paid income taxes to date and therefore there has been no impact on our income tax expense of operating as a Delaware corporation compared to the legal structures of our predecessor entities.

Royalties

We conduct exploration activities on patented and unpatented mining claims at both the Sunshine Mine property and the Los Gatos Project. We are required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. For the fiscal year ended December 31, 2010, we paid $191 for such royalties. Certain of these agreements also have royalty payments that are triggered when we begin producing and selling metal-bearing concentrate. As we are not in production, there are currently no instances where we are paying any royalty based upon production and sales. See “Business—The Sunshine Mine Property—Royalties,” “Business—The Los Gatos Project—Location of the Los Gatos Project” and note 6 to our December 31, 2010 audited consolidated financial statements.

Comparability of Periods

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance. Prior to our acquisition of the Sunshine Mine in May 2010, our operating results were derived solely from the activities of Los Gatos Ltd. and Precious Metals Opportunities LLC. We commenced activities at the Sunshine Mine after our purchase of the Sunshine Mine net assets out of bankruptcy from Sterling in May 2010. This acquisition was accounted for as a business combination and the Company applied purchase accounting to the assets acquired and liabilities assumed.

Results of Operations

The following table presents certain information relating to our operating results for the years ended December 31, 2010, 2009 and 2008, and the nine months ended September 30, 2011 and 2010. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the 2008 and 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2009	2008	2011	2010
				(unaudited)
Statements of Loss Data:
Expenses:
Exploration	$14,653	$9,771	$2,718	$13,813	$10,705
Care and maintenance	2,534	—	—	4,015	1,371
General and administrative	5,490	818	415	10,114	3,984

Total expenses	22,677	10,589	3,133	27,942	16,060

Other (income) expense:
Interest expense	1,887	360	79	198	1,243
Interest and other income	(36)	(13)	(8)	(34)	26
Foreign exchange (gain) loss	40	250	(47)	153	67

Net other expense	1,891	597	24	317	1,284

Loss before income taxes	(24,568)	(11,186)	(3,157)	(28,259)	17,344
Income tax benefit	30	—	—	—	16

Net Loss	$(24,538)	$(11,186)	$(3,157)	$(28,259)	$17,328

Financial information relating to our segments is a follows:

	Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2010
Expenses	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
	(unaudited)
Exploration	$955	$12,801	$57	$13,813	$92	$10,613	—	$10,705
Care and maintenance	$4,015	—	—	$4,015	$1,371	—	—	$1,371
General and administrative	$2,461	$691	$6,962	$10,114	$3,036	$948	—	$3,984
Net other (income) expense	$(33)	$350	—	$317	$(3)	$1,287	—	$1,284

	Year Ended December 31, 2010				Year Ended December 31, 2009
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
Exploration	$207	$14,446	—	$14,653	—	$9,771	—	$9,771
Care and maintenance	$2,534	—	—	$2,534	—	—	—	—
General and administrative	$3,936	$1,326	$228	$5,490	—	$818	—	$818
Net other (income) expense	$(7)	$1,898	—	$1,891	—	$597	—	$597

	Year Ended December 31, 2008
	U.S.	Mexico	Corporate	Total
Exploration	—	$2,718	—	$2,718
General and administrative	—	$415	—	$415
Net other expense	—	$24	—	$24

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

For the nine months ended September 30, 2011, we experienced a consolidated net loss of $28,259 compared to a consolidated net loss of $17,328 for the same period in 2010. The $10,931 increase in consolidated net loss is primarily due to increases in exploration, care and maintenance and general and administrative expenses partially offset by a decrease in interest expense. The primary reasons for the fluctuations were as follows:

•	Exploration expense increased $3,108 to $13,813 for the nine months ended September 30, 2011 compared to $10,705 in the comparable period of 2010. Exploration costs at the Sunshine Mine were

$955 and $92 for the nine months ended September 30, 2011 and 2010, respectively. Exploration costs for our Mexico operations increased by approximately $2,188 for the nine months ended September 30, 2011 compared to the same period in 2010 due to our expanded drilling at the Los Gatos Project and various other targets.

•

Care and maintenance expense increased $2,644 to $4,015 for the nine months ended September 30, 2011 compared to $1,371 for the nine months ended September 30, 2010 due to the May 2010 acquisition of the Sunshine Mine, which has been in a care and maintenance stage since that date.

•

General and administrative expense increased by $6,130 to $10,114 for the nine months ended September 30, 2011 compared to $3,984 in the comparable period of 2010. The increase was primarily due to legal, accounting and consulting costs to execute our merger with Los Gatos Ltd., to raise additional equity financing and to prepare for our initial public offering. In addition, compensation and benefit costs increased due to our acquisition of the Sunshine Mine in May 2010 and our establishment of a corporate office in Denver in May 2011.

•

Other expense decreased $967 due to a reduction in interest expense to $198 for the nine months ended September 30, 2011 from $1,243 for the nine months ended September 30, 2010. The reduction in interest expense is due to the conversion of all of our $31,000 of related-party indebtedness in January 2011 to shareholders’ equity.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For the year ended December 31, 2010, we experienced a consolidated net loss of $24,538 compared to a consolidated net loss of $11,186 for the year ended December 31, 2009. The $13,352 increase in consolidated net loss is primarily due to increases in exploration, care and maintenance, general and administrative, and interest expense following the May 2010 acquisition of the Sunshine Mine. These increases were partially offset by increases in interest and other income and by reduced foreign exchange losses. The primary reasons for the fluctuations are as follows:

•

Exploration expense increased $4,882 to $14,653 in 2010 compared to $9,771 in 2009 primarily due to an increase in the number of exploration drills in operation at the Los Gatos Project in 2010, the expansion of the known mineralization to three veins through the additional drilling of 92 holes at the Los Gatos Project, and the retention of additional employees and consultants required to support the increased exploration at the Los Gatos Project. At the Sunshine Mine, $207 in exploration costs were also incurred in 2010 compared to nil in 2009.

•

Care and maintenance expense was $2,534 in 2010 compared to nil in 2009, specifically due to the May 2010 acquisition of the Sunshine Mine, which has been in a care and maintenance stage since that date.

•

General and administrative expense increased $4,672 to $5,490 in 2010 compared to $818 in 2009 primarily due to increased activities of $508 in Mexico and $3,936 of general and administrative expense related to the Sunshine Mine. The 2010 costs principally include $2,106 for legal and due diligence costs related to the acquisition of the Sunshine Mine, $814 for consulting and legal costs, $611 related to advisory and shared service costs and expenses charged by Tigris Financial Group Limited, a related-party, and compensation and benefits costs of $170. In addition, $235 of general and administrative costs were incurred at the Sunshine Mine in 2010 primarily related to other administrative costs.

•

Interest expense increased $1,527 to $1,887 in 2010 compared to $360 in 2009 primarily due to higher indebtedness levels and associated interest rates. As of December 31, 2010, total indebtedness was $31,000 as compared to $15,990 as of December 31, 2009.

•	Foreign exchange losses decreased $210 to $40 in 2010 compared to $250 in 2009 primarily due to the lower average exchange rate of the Mexican Peso to the U.S. dollar in 2010 compared to 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, we experienced a consolidated net loss of $11,186 compared to a consolidated net loss of $3,157 for the year ended December 31, 2008. The $8,029 increase in consolidated net loss is primarily due to increases in exploration, general and administrative and interest expense, and increases in foreign exchange losses. The primary reasons for the fluctuations are as follows:

•

Exploration expense increased $7,053 to $9,771 in 2009 compared to $2,718 in 2008. In 2009, we placed additional exploration drills into operation at the Los Gatos Project, resulting in the further drilling of 58 holes. Also during 2009, headcount increased with respect to drilling employees and consultants to accommodate the additional core handling and sampling. In 2008, only one exploration drill was exploring in the Los Gatos region and it only drilled eight holes.

•

General and administrative expense increased $403 to $818 in 2009 compared to $415 in 2008 due to additional employees and consultants required to support the increased exploration activities during 2009 and an increase of $225 for advisory costs charged by Tigris Financial (International) L.P., a related-party, under the services agreement.

•

Interest expense increased $281 to $360 in 2009 compared to $79 in 2008 due to higher indebtedness and associated interest rates. As of December 31, 2009, total indebtedness was $15,990 as compared to $4,298 as of December 31, 2008.

•

Foreign exchange loss increased $297 to $250 in 2009 compared to foreign exchange gain of $47 in 2008 primarily due to the higher average exchange rate of the Mexican Peso to the U.S. dollar in 2009 compared to 2008.

Liquidity and Capital Resources

As of September 30, 2011, we had cash and cash equivalents of $131,752 and working capital of $133,495 compared to cash and cash equivalents of $3,636 and working capital of $4,485 as of December 31, 2010. The significant increase in cash and cash equivalents was primarily due to proceeds from sales of common stock to investors of $163,733, stock option exercise proceeds of $2,056 and proceeds from capital contributions of $1,000, during the nine months ended September 30, 2011, all of which occurred through June 1, 2011.

As of September 30, 2011, December 31, 2010 and December 31, 2009, our related-party debt was nil, $31,000, and $15,990, respectively. Subsequent to December 31, 2010, all of the $31,000 of related-party debt was converted into preferred shares of Los Gatos Ltd. Pursuant to our merger with Los Gatos Ltd., all Los Gatos Ltd. ordinary and preferred shares were converted into shares of our common stock. We have no lines of credit or other bank financing arrangements and do not anticipate additional future funding from related parties.

Substantially all of our source of funds to date has been proceeds from financing activities. From inception through September 30, 2011, we have received net proceeds of $236,745 from these financing activities.

We believe that the anticipated net proceeds from this offering and our existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next      months. However, we may elect to seek additional funding prior to that time. We expect that we will require additional funds at a later date to bring the Sunshine Mine into sustained commercial operation and develop a mine at the Los Gatos Project, which, depending upon the circumstances, may be in the form of equity, debt or a combination of equity and debt. There can be no assurance that additional funds will be available to us on acceptable terms or at all.

Cash Flows

The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2009	2008	2011	2010
				(unaudited)
Net cash provided by (used in)
Operating activities	$(21,479)	$(10,876)	$(2,866)	$(26,137)	$(14,637)
Investing activities	(30,856)	(31)	(4)	(11,202)	(30,776)
Financing activities	54,592	11,885	3,250	165,455	47,428

Total change in cash	$2,257	$978	$380	$128,116	$2,015

Cash used in operating activities was $26,137 and $14,637 for the nine months ended September 30, 2011 and 2010, respectively. The increase in cash used in operating activities is primarily due to a net loss of $28,259 for the nine months ended September 30, 2011, compared to a net loss of $17,328 for the nine months ended September 30, 2010. Cash used in operating activities was $21,479, $10,876 and $2,866 for the years ended December 31, 2010, 2009 and 2008, respectively. The increases between 2010, 2009 and 2008 were primarily attributed to increased net losses and changes in working capital.

Cash used in investing activities was $11,202 and $30,776 for the nine months ended September 30, 2011 and 2010, respectively. This decrease is primarily due to our purchase of land, mineral rights and equipment during the nine months ended September 30, 2011, compared to our purchase of the Sunshine Mine during the nine months ended September 30, 2010. Cash used in investing activities was $30,856, $31 and $4 for the years ended December 31, 2010, 2009 and 2008, respectively. The increase from 2008 to 2009 is related to additional property, plant and equipment purchases. The increase in 2009 to 2010 is attributable to our purchase of the Sunshine Mine in 2010 for $29,250 and $1,580 of property, plant and equipment purchases during 2010.

Cash provided by financing activities was $165,455 and $47,428 for the nine months ended September 30, 2011 and 2010, respectively. The increase is primarily due to sales of common stock during the nine months ended September 30, 2011. Cash provided by financing activities was $54,592, $11,885 and $3,250 for the years ended December 31, 2010, 2009 and 2008, respectively. These increases were the result of capital contributions of $35,978 and related-party debt funding of $18,500 in 2010, and $11,885 and $3,250 of related-party debt funding in 2009 and 2008, respectively.

Cash dividends are not expected to be paid in the foreseeable future. See “Dividend Policy.”

Contractual Obligations

As of December 31, 2010, we had the following contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Reclamation and remediation obligations	$1,836	$—	$—	$—	$1,836
Advance royalty payments(1)(2)(3)	21,312	237	1,049	5,164	14,862

Total	$23,148	$237	$1,049	$5,164	$16,698

(1)	Does not contain product and sale royalty payments. See “—Royalties.”

(2)	The lease from Metropolitan Mines Corporation relating to certain mining claims at the Sunshine Mine property requires monthly payments of $1 until ore is produced from the Metropolitan property. This obligation has not been included in the table above as the time for commencing production is unknown.
(3)	The San Jose de Minas Finder’s Fee Agreement requires an annual payment of 5% of the exploration costs incurred by us on the concession covered by this agreement, limited to a maximum payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown.

Off Balance Sheet Arrangements

Other than the advanced royalty payments included in “—Contractual Obligations” above, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical Accounting Policies

Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.

Mineral Properties and Carrying Value of Long-Lived Assets

Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under option agreements, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When proven and probable reserves are determined for a property, subsequent development costs on the property are capitalized. If a project were to be put into production, capitalized development costs would be depleted on the units of production basis determined by the proven and probable reserves for that project.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of silver or other commodities that will be obtained after taking into account losses during ore processing and treatment and ultimate sale. Estimates of recoverable minerals from such exploration stage mineral interests are risk-adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. No impairment tests have been required since our acquisition of the Sunshine Mine in 2010.

Various factors could impact our ability to achieve our forecasted production schedules from proven and probable reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

Reclamation Obligations

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. Reclamation obligations are based on when the spending for an existing environmental disturbance will occur. We review, on at least an annual basis, the reclamation obligation at the Sunshine Mine site in accordance with guidance for accounting for asset retirement obligations.

Accounting for reclamation obligations requires management to make estimates unique to the Sunshine Mine of the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation.

Income and Mining Taxes

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in the United States and Mexico. Refer above to “—Mineral Properties and Carrying Value of Long-Lived Assets” for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.

Our properties involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and Mexico tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues, if any, in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If an estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

Our stock based compensation includes both stock options granted to employees and stock sold to or given to related parties (including their employees) and vendors.

The following table sets forth information for our option grants from January 1, 2010 through September 30, 2011:

Grant Date	Options Granted	Exercise Price	Fair Value Per Share
2010	—	—	—
2011(1)(2)(3)(4)	413,600	13.83 - 27.65	13.83 - 22.69

(1)	We granted 38,600 options on March 9, 2011 with an exercise price of $13.83 and a fair value of $13.83 per share.
(2)	We granted 125,000 options on May 4, 2011 with an exercise price of $27.65 and a fair value of $13.83 per share.
(3)	We granted 100,000 options on July 18, 2011 with an exercise price of $27.65 and a fair value of $22.69 per share.
(4)	We granted 150,000 options on August 8, 2011 with an exercise price of $27.65 and a fair value of $17.55 per share.

In addition, on June 30, 2010, Los Gatos Ltd. issued 174,949 ordinary shares (valued at $0.20 per share) for an aggregate of $2 to an employee of a related entity.

Significant Factors, Assumptions and Methodologies used in Determining Fair Value of Options

Stock-based compensation expense for options is based on the estimated fair value for each award on the grant date. We calculate the grant date fair value based on an option pricing model using estimated amounts for risk-free interest rate, dividend yield, estimated volatility of our common stock, the expected life of the awards and the fair value of the underlying common stock. In addition to the assumptions used to calculate the fair value of the options, we are required to estimate the expected forfeiture rate of the option awards, and only recognize stock-based compensation expense for those option awards expected to vest. We recognize stock-based compensation expense as a component of either exploration or general and administrative expense on a straight-line basis over the requisite service period of the award.

We calculated the fair value of options granted during the nine months ended September 30, 2011 using the following assumptions:

	March 9, 2011 Grant	May 4, 2011 Grant	July 18, 2011 Grant	August 8, 2011 Grant
	(unaudited)
Risk-free interest rate	2.46%	2.28%	1.43%	1.43%
Dividend Yield	—	—	—	—
Estimated volatility	87.23%	90.06%	89.75%	89.75%
Expected option life	6 years	6 years	6 years	6 years
Fair value of common stock	$13.83	$13.83	$22.69	$17.55

The risk-free interest rate assumption was based on the U.S. treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends are expected to be paid. We calculated the estimated volatility based on the historical volatility of a group of peer companies’ common stock over the expected option life. The peer information was used because we were not publicly traded at the time of the grant, and therefore did not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to the option being exercised or forfeited.

We estimated a forfeiture rate of zero based upon our expectation of forfeiture for these grants.

We intended that the exercise price for the options granted in May, July and August 2011 would be well in excess of the underlying value of our common stock as the options are intended to be incentive in nature.

As of September 30, 2011, there was approximately $4,456 of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to recognize over a weighted average vesting period of 2.7 years.

Assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at September 30, 2011, after giving effect to the              options to be granted to our Executive Chairman and Chief Executive Officer, the              options to be granted to our non-employee directors in the aggregate and an additional 370,900 and              options to be granted to employees and certain executive officers in the aggregate, respectively, upon the consummation of this offering, was $            , of which $             related to options that were vested and $             related to options that were unvested. See “Compensation Discussion and Analysis—Grants of Plan-Based Awards” and “Compensation Discussion and Analysis—Director Compensation.”

Common Stock Valuation

We estimated the fair value of our common stock in March and May 2011 based on a market value approach of our common stock. During March 2011, an unrelated party purchased 15% of our common stock for $13.83 per share. Subsequent to this purchase through September 30, 2011, investors purchased approximately 6% of our common stock for $13.83. Accordingly, based on this market data, a fair value of $13.83 per share of common stock was used in valuing the options granted in March and May 2011. We estimated the fair value of our common stock in July and August 2011 based on resource multiples, discounted cash flows, comparable property values, comparable public company equity values, changes in comparable public company equity values, and a discount for a lack of marketability.

Los Gatos Ltd. Ordinary Share Valuation

Stock based compensation for stock sold to or given to related parties (including their employees) and vendors has been recorded at the fair value of the shares in excess of the price paid for the stock. For the 174,949 ordinary shares sold in 2010, the fair value of the ordinary shares was determined by our Board of Directors with the assistance of management. We utilized the guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid when establishing the fair value of the ordinary shares at the purchase date.

The 2010 ordinary share valuation (which also required valuing the outstanding Los Gatos Ltd. preferred shares) was based on an enterprise value and option pricing model. As an active market for our Los Gatos Ltd. shares did not exist, our analysis was based on estimates of the enterprise value discussed below attributable to the ordinary shares of Los Gatos Ltd. From guidance in the AICPA Technical Practice Aid, we selected an option pricing model that treated Los Gatos Ltd.’s ordinary and preferred shares as call options on the enterprise value, with the exercise price based on the liquidation preference of the preferred shares. Given the liquidation preference of the preferred shareholders, in some cases a majority of the enterprise value was attributed to the preferred shares in the option pricing model. We calculated an estimate of share price volatility based on a sample of comparable company volatilities since Los Gatos Ltd. shares were not actively traded. Additionally, our option pricing model included discount factors of 35% and 20% for lack of marketability and control by a single shareholder, respectively. Based on the assumptions used and the model described above, a value of $0.20 per share was allocated to the ordinary shares granted to an employee of a related entity on June 30, 2010. To estimate the enterprise value, we used the following information:

•	No offers to sell or solicitations to purchase any portion of Los Gatos Ltd.’s assets or shares occurred from the period January 1, 2010 to June 30, 2010.

•

A valuation of the assets (exploration properties) held by Los Gatos Ltd. by reference to comparable sales of exploration property and the likelihood of exploration success at our Los Gatos Ltd. properties. Our valuation compiled information on transactions recently completed by companies listed on various stock exchanges and having precious-metals exploration properties in similar geographic areas and political jurisdictions; specifically Mexico. From the review of numerous transactions, a number of appropriate transactions were selected for analysis to establish a range of values for the subject properties as of June 30, 2010. The likelihood of success was determined based upon the activities performed on the various exploration concessions held by Los Gatos Ltd.

•

We obtained information on several underground silver-dominated, vein resources/deposits in Mexico that were either in production or the infrastructure was in construction. We estimated a value per silver equivalent ounce for each resource/deposit, where possible.

In addition, we considered the following subsequent events in support of our valuation:

•	A proposed transaction (with an unrelated party that was never consummated) to acquire a portion of Los Gatos Ltd.

•	The discussions and negotiations with Liberty Metals and Mining, an unrelated party, that ultimately purchased 15% of Sunshine Silver Mines Corporation in March 2011.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see note 2(o) to the December 31, 2010 consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

We intend to engage in the production of silver and concentrates containing silver, lead, zinc and antimony at the Sunshine Mine and the Los Gatos Project. Accordingly, we expect the principal source of future revenue to be the sale of silver, and to a lesser extent, lead and zinc. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

Foreign Currency Risk

Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies, primarily the Mexican Peso. As a result, currency exchange fluctuations may impact the costs of our operations. To reduce this risk, we maintain limited cash balances in foreign currencies and transact most of our purchases in U.S. dollars.

Concentration of Risk

We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers’ acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

SILVER INDUSTRY OVERVIEW

The Silver Market

Silver is one of the eight precious, or noble, metals; the others are gold and the six platinum-group metals. Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc.

As an industrial and monetary asset, silver has a dual personality that differentiates it from other precious metals. On the one hand, silver has a number of distinctive physical and chemical properties that makes it an essential component in several industrial applications, including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications.

On the other hand, silver has been used as a medium of exchange since earliest recorded history. From the time of the Roman Empire until the 19th century, most nations were on a silver standard with silver coins forming the main circulating currency. While silver is no longer widely used as circulating currency, the metal is still widely sought by investors for its store of value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation during times of economic uncertainty.

Silver Demand

Silver has strong supply and demand fundamentals with significant demand rooted in diverse sectors. The demand for silver is driven primarily by three uses: industrial, consumer and investment. According to GFMS, in 2010, industrial, consumer and investment represented 46.1%, 37.0% and 16.8% of silver demand, respectively.

Industrial and consumer demand for silver, which is in the form of manufactured end-products, increased across all major end uses in 2010, with the exception of photography and silverware, primarily due to strong gross domestic product gains in emerging markets and the industrialized world’s improving economic outlook. According to GFMS, total global demand for these two uses grew by 12.8% in 2010, to a 10 year high of 878.8 million ounces. This increase was led by the industrial demand category, which, according to GFMS, rose by 20.7% to 487.4 million ounces in 2010.

With rapid population and income growth, surging demand for consumer electronics and a burgeoning housing market, China is the largest global silver marketplace fueling industrial and consumer demand for silver. According to GFMS, silver industrial and consumer demand in China is estimated to have risen from 50.8 million ounces in 2001 to 127.2 million ounces in 2010, an increase of 150.4%.

The graph below denotes global silver demand from 2001 to 2010:

Global Silver Demand

Source: GFMS, World Survey 2011

Industrial Demand

Traditional industrial applications of silver include batteries, bearings, brazing and soldering, catalysts and electronics. In addition to traditional industrial uses, increases in emerging applications for silver are expected to continue to augment industrial demand. Emerging applications include utilizing silver’s reflectivity as a component in solar cells to produce “green” electricity and utilizing silver’s antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems.

According to GFMS, between 2009 and 2010, industrial demand for silver rose by 20.7%, to 487.4 million ounces. A major source of the increase in industrial demand for silver in 2010 was the electrical and electronics sector. Silver’s electrical and thermal conductive properties make it ideal for multiple high performance electronics and high voltage circuits, connectors and other electrical components, which are all integral parts of electronics. Such uses include switches, contacts, fuses, superconductors and printed circuit boards, which are contained in computers, mobile phones and other smart technologies. According to GFMS, silver demand from the electrical and electronics sector reached 242.9 million ounces in 2010, the highest level on record, up 30.9% from 2009.

Accelerated growth in the solar panel market also contributed to the rise in silver industrial demand in 2010. Silver is used both as a conductor in solar cells and as a reflector in mirrors used to concentrate solar energy. Demand for silver from the solar panel industry surged in 2010, up 70% over 2009 levels, to approximately 50 million ounces according to GFMS.

Consumer Demand

Consumer use of silver is primarily for the fabrication of jewelry, silverware and coins, which rely on silver’s lustre, resistance to tarnishing and malleability. According to GFMS, the jewelry sector accounted for 15.8% of total demand for silver in 2010, followed by coins and medals with 9.6% of total demand and silverware with 4.8% of total demand. For these uses silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century.

Historically, photographic uses represented silver’s second largest source of demand, after industrial applications. However, photographic off-take has been on a steady decline since 2001, driven by the move from silver halide to digital technology, especially in the area of consumer film. In 2010, photographic uses accounted for 6.9% of total silver demand, according to GFMS.

According to GFMS, between 2009 and 2010, consumer demand for silver rose by 4.2%, to 391.3 million ounces. A major source of the increase in consumer demand for silver in 2010 was the increase in demand for silver coins and medals. The fabrication of coins and medals has increased gradually for much of the past decade, but growth has accelerated since the onset of the financial crisis in 2008. According to GFMS, silver demand for coins and medals in 2010 increased 28.2% from 2009, to 101.3 million ounces.

Investment Demand

Silver has been a store of monetary value for over 4,000 years. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty.

Investment demand for silver has increased significantly in the past 10 years, with the most significant investment demand coming from investment products such as bullion funds and silver ETFs. In 2010, net investment in silver rose to 178.0 million ounces, representing 16.8% of silver demand, up 47.5% from 2009 levels, according to GFMS. Macro-developments such as concerns regarding the sovereign debt crisis in Europe, political problems worldwide, high unemployment in developed countries and rising inflation in developing countries were all factors that attracted investors to silver in 2010.

Silver Supply

Silver supply comes from two principal sources, namely mine production and scrap supply. In 2010, according to GFMS, mine production comprised 69.6% of total silver supply while scrap silver constituted 20.3% of total silver supply.

According to GFMS, only 30.4% of mined silver is produced at mining operations where silver is the primary metal mined. The remaining 69.6% of silver mined is extracted in zinc, copper and gold mines. As a result, silver supply is relatively inelastic and tends to lag demand during periods of strong growth. According to GFMS, silver mine production grew 2.5% in 2010 versus total demand growth of 14.6%.

Mexico was the world’s largest silver mining country in 2010 (128.6 million ounces), followed by Peru (116.1 million ounces), China (99.2 million ounces), Australia (59.9 million ounces) and Chile (41.0 million ounces). The graph below illustrates the world’s leading primary silver mines in 2010, based on their production:

World’s Leading Primary Silver Mines, 2010

Source: GFMS, World Survey 2011

Markets and Outlook

Over the last twenty five years, the price of silver, which proved relatively volatile in that timeframe, increased 443.6%. The price of silver averaged approximately $4.71 per ounce from 2000 through the end of 2003. Beginning in 2004, the price of silver began to appreciate, reaching a high of $48.44 per ounce in 2011.

Rising silver prices have boosted investor interest in the metal and led to a significant increase in silver’s investor base. The silver market expanded significantly in both volume and value in 2010, as prices increased over 83% between January 1, 2010 and December 31, 2010. Trading volumes at futures and options exchanges increased significantly and the dollar value of silver flows among market participants nearly doubled from 2009 levels. According to GFMS, a steep rally in the price of silver in 2010 was also assisted by the increase in industrial and consumer demand for silver in 2010.

A chart indicating silver prices between January 1, 1986 and December 21, 2011 is set out below. As of December 21, 2011, the price of silver was $29.39 per ounce.

Historical Silver Price

Source: Bloomberg

The following chart shows the comparative return of an investment in silver versus certain other investments.

Comparative Returns to December 21, 2011

	1 Year	5 Year	10 Year	20 Year	25 Year
Silver	0.6%	133.7%	547.4%	669.5%	443.6%
Gold	16.6%	160.1%	480.7%	350.8%	309.8%
Oil	16.5%	76.2%	482.2%	526.0%	533.3%
S&P 500	(1.2%)	(11.8%)	8.6%	221.3%	400.0%
FTSE	(9.9%)	(12.9%)	4.5%	128.6%	226.2%
Nikkei	(18.2%)	(50.5%)	(18.1%)	(61.2%)	(55.1%)
MSCI World Index	(8.6%)	(21.0%)	17.3%	132.0%	225.5%
$/EUR	(0.4%)	(0.6%)	46.7%	n/a	n/a
13 Week T-Bill	0.0%	1.3%	1.8%	3.2%	3.9%
10 Year Bond	2.8%	3.5%	3.9%	5.0%	5.7%
30 Year Bond	3.9%	4.3%	4.6%	5.5%	6.1%

Notes: T-bills and T-bonds are average rates of return

Source: Bloomberg

In the short- to mid-term, GFMS believes that the economic backdrop for investment in silver will remain supportive as monetary policy is unlikely to significantly tighten in 2011 with ongoing economic, inflation and sovereign debt concerns. This is expected to encourage investment demand for silver and enhance industrial and consumer demand.

BUSINESS

The Company

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. The Company is currently focused on the advancement of its two principal projects: (i) the Sunshine Mine in Idaho, one of the highest-grade known remaining primary-silver discoveries worldwide, which is estimated to have produced over 365 million ounces of silver, and (ii) the Los Gatos Project in Chihuahua, Mexico, where the Company holds a 134,301 hectare land position, constituting a new mining region. The Company has completed independent technical studies on both projects, which were prepared in accordance with NI 43-101 and, in the case of the Sunshine Mine, which has mineralized material, the requirements of Industry Guide 7. In total, as of the date of this prospectus, the Company owns or controls a portfolio of 23 exploration properties in the United States and Mexico covering an area of approximately 502,616 hectares.

Charts of the Company’s corporate structure before and after this offering are set forth below.

*	Immaterial corporate subsidiaries excluded. The after offering corporate structure chart assumes no exercise of the over-allotment option. See “Principal Stockholders.”

Principal Projects

The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the Coeur d’Alene Mining District in Idaho. It is a past-producing mine, which is estimated to have produced over 365 million ounces of silver from 1904 to 2008. In 1990, the last year the Sunshine Mine operated at full capacity, silver production from the Sunshine Mine was approximately 5.4 million ounces. In 2008, Sterling, the prior owner of the Sunshine Mine, ceased production and in early 2009 went into bankruptcy due to, we believe, among other factors, falling silver prices and inadequate capital.

The Sunshine Mine has significant existing on-site infrastructure, including a primary shaft, which is operational and being upgraded and refurbished, and a secondary shaft, which is being refurbished. The Company’s consolidated land position at the Sunshine Mine property currently consists of approximately 2,408 hectares. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads.

The Los Gatos Project is located approximately 128 kilometers south of the state capital of Chihuahua City, in Northern Mexico and consists of two identified silver discoveries, the Cerro Los Gatos zone and the Esther zone, and 12 other priority targets with over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc mineralization.

Business Strengths and Competitive Advantages

Attractive Assets in Two of the World’s Premier Silver Regions

Sunshine Silver’s principal assets are located in two of the world’s premier silver regions. The Sunshine Mine property is located in the Coeur d’Alene Mining District in Idaho, which district is estimated to have produced over one billion ounces of silver over the Mine’s 107-year history, and the Los Gatos Project is located in the Mexican Silver Belt, the world’s largest silver producing region in 2010. In addition to being located in premier silver regions, both assets possess characteristics that differentiate them from other silver projects:

Sunshine Mine Property

•	A prolific past-producing mine, once one of the largest silver producers in the United States, which is estimated to have produced over 365 million ounces of silver

•	One of the highest-grade known remaining primary-silver discoveries worldwide, estimated to contain 1,991,169 tons of mineralized material at an average silver grade of 21.2 ounces per ton

•	Consolidated land position of approximately 2,408 hectares

•

Significant existing infrastructure, including a primary shaft that is operational and being upgraded and refurbished, and a secondary shaft that is being refurbished and access to roads, power and water

•	Strong community support coupled with an experienced and skilled workforce

Los Gatos Project

•	Control over an emerging silver region; land position of 134,301 hectares

•	The identified Cerro Los Gatos and Esther zones, high-grade mineralization occurrences that currently extend more than 2,500 meters along strike, remain open at depth and to the southeast

•	Widespread mineralization beyond the Cerro Los Gatos and Esther zones, with 12 other priority targets

Reduced Operating Risks at Sunshine Mine Given Historical Production

Sunshine Silver believes that the significant historical production at the Sunshine Mine, combined with the recent and planned mine improvements, reduces the risk of the project relative to other silver development projects. However, significant time and capital will be required before the Sunshine Mine returns to production and the Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine for the foreseeable future, including costs related to intensive underground exploration, rehabilitation and refurbishment of mine and processing infrastructure, and further dewatering of underground workings which are currently dewatered to a depth of approximately 1,125 meters.

The Sunshine Mine covers 171 hectares of surface rights, and the Company estimates that the Mine contains more than 160 kilometers of underground workings. The underground workings consist of multiple levels developed off the main production shaft, extending from the surface to a depth of over 1,825 meters, or more than 1,000 meters below sea level. The deepest level where Sunshine Silver has currently established mineralized material estimates is at a depth of over 1,645 meters.

Since acquiring the Sunshine Mine, the Company has acquired additional surface rights and improved the existing infrastructure, repaired surface facilities and equipment and completed a number of environmental, health and safety upgrades. The Company has added experienced and highly-trained professionals to lead such improvements.

Significant Exploration Potential for Additional Silver Resources

Sunshine Silver believes it has numerous opportunities to define additional mineral resources through continued exploration of its properties:

•

Sunshine Mine: Sunshine Silver has rights to approximately 2,408 hectares of exploration ground at the Sunshine Mine property. The property has numerous well-defined exploration targets, many of which are extensions of past-producing silver veins. In addition, Sunshine Silver has acquired additional surface rights to further consolidate its ownership of this mineralized trend. Despite being a prolific silver producing region, Sunshine Silver believes that the Coeur d’Alene Mining District is still highly under explored.

•	Los Gatos Project: Sunshine Silver expects to expand the Cerro Los Gatos and the Esther zones, which remain open to extensions. Sunshine Silver also has identified 12 other priority targets.

•	Other opportunities: Sunshine Silver owns 21 other exploration properties in Mexico, which could provide additional opportunities for resource growth.

Politically Stable and Mining-Friendly Jurisdictions

Both Idaho and Mexico are jurisdictions with a long history of successful mineral development and operations. Both are considered desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies. Based on a survey published in March 2011 by the Fraser Institute, an independent research organization, Idaho and Mexico rank among the top silver mining jurisdictions worldwide in terms of the attractiveness of government policies, access to infrastructure and qualified labor availability.

Attractive Market Dynamics

Investment demand for silver exposure remains strong, driven in part by continued U.S. dollar weakness, ongoing economic uncertainty in Europe and political unrest in the Middle East. Historically, silver has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications for silver such as solar energy, medical applications and water purification, which the Company believes will enhance the strong supply and demand fundamentals of silver.

Despite this strong investment and industrial demand, the universe of primary silver companies is small, which limits investor options for silver exposure. Sunshine Silver represents an opportunity for investors to gain exposure to a primary silver company with two attractive assets.

Experienced Management Team and Board

Sunshine Silver has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. The Company’s Executive Chairman & Chief Executive Officer, Stephen Orr, has 34 years of experience in the minerals industry principally with Homestake Mining Company, where he ultimately served as President of Homestake Canada Inc.; Barrick Gold Corporation, where he was Managing Director of Australia & Africa operations; OceanaGold Limited, where he served as Chief Executive Officer; and Ventana Gold Corp., where he was President & Chief Executive Officer. The Company’s Chief Financial Officer, Roger Johnson, has 32 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper Corporation, as Vice President,

Controller; Pasminco Zinc, Inc., as Senior Vice President, Finance and Administration; and Newmont Mining Corporation, where he was Vice President, Chief Accounting Officer. The Company’s Chief Operating Officer, John Galassini, has 24 years of experience in the minerals industry with Phelps Dodge Corporation, where he ultimately served as Senior Vice President North America; Freeport McMoRan Copper & Gold, Inc., as Senior Vice President; and Kinross Gold Corporation, where he served as Regional Vice President North America.

The Board will be comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Company’s senior management and Board have in excess of 300 years of combined mining experience. Sunshine Silver believes the specialized skills and knowledge of the management team and the Board will significantly enhance Sunshine Silver’s ability to explore and develop the Sunshine Mine property and the Los Gatos Project and pursue other regional growth opportunities.

Shareholder Sponsorship

The Company and its predecessors were founded by Electrum. Electrum is a leading private equity investment firm engaged in mining exploration and development. Led by Dr. Thomas S. Kaplan, a highly-respected natural resources investor, Electrum brings together decades of combined investment and operating experience, proven execution abilities and capabilities, a broad and diverse background and a deep knowledge of the natural resources sector and mining disciplines. By maintaining a disciplined and professional approach to acquisition and value enhancement, Electrum has developed a strong track record and a multi-billion dollar asset base in the natural resource sector. Electrum holds significant stakes in public and private metals and mining companies, including NovaGold Resources Inc., Gabriel Resources Ltd., Taung Gold Limited, Tintina Resources Inc., Niocan Inc. and Sunward Resources Ltd. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance Sunshine Silver’s ability to execute its business strategy.

Los Gatos Ltd. was founded by Electrum in April 2006. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum principally funded the activities of Los Gatos Ltd. In addition, pursuant to a services agreement effective January 1, 2008, Tigris Financial (International) L.P. provided services consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. This agreement was terminated on August 1, 2011. Precious Metals Opportunities LLC, our predecessor, was founded by Electrum in December 2009. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum funded the activities of the Company. Prior to Mr. Orr and Mr. Johnson joining us in 2011, Electrum employees served as our officers and directors and were responsible for the management of all aspects of our business, including the acquisition of the Sunshine Mine and our financing activities in March through June 2011. In addition, pursuant to a services agreement, effective May 11, 2010, between Silver Opportunity Partners LLC and Tigris Financial Group, Ltd. (which has been assigned by Silver Opportunity Partners LLC to the Company), and a services agreement, effective March 1, 2011, between the Company and Tigris Financial Group, Ltd. (which was terminated on August 1, 2011), Tigris Financial Group, Ltd. has provided services to the Company and its subsidiaries, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and other services as requested from time to time. William Natbony, Chairman of Tigris Financial Group, Ltd., serves as a member of our Board of Directors.

In March 2011, Liberty Metals & Mining purchased 15% of the Company’s common stock. Liberty Metals & Mining is a wholly-owned subsidiary of Boston-headquartered, Liberty Mutual Group. As of September 30, 2011, Liberty Mutual Group had more than $74 billion of total invested assets. As a subsidiary of Liberty Mutual Group, Liberty Metals & Mining makes investments in the metals and mining sector for Liberty Mutual Group.

Prior to Liberty Metals & Mining’s purchase of the Company’s common stock, the Company had no business relationship with Liberty Metals & Mining. Diana Walters, President and Chief Executive Officer of Liberty Metals & Mining, serves as a member of our Board of Directors.

Following completion of the offering, Electrum and Liberty Metals & Mining will beneficially own approximately     % and     % of the Company’s outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters, and both Electrum and Liberty Metals & Mining will continue to have a presence on the Board.

Business Strategy

Sunshine Silver’s business strategy is focused on creating value for stakeholders through the ownership and advancement of its two principal projects, the Sunshine Mine property and the Los Gatos Project, and through the pursuit of similarly attractive silver-focused projects. Sunshine Silver does not expect to enter into production or generate revenue at either the Sunshine Mine or the Los Gatos Project in the near future. The Company believes that the anticipated net proceeds from this offering and its existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requires for at least the next             months. However, we may elect to seek added funding prior to that time.

Sunshine Silver plans to:

Continue Exploration and Development at the Sunshine Mine property to Convert Existing Mineralized Material to Reserves and Expand the Resource Base

Sunshine Silver intends to complete a pre-feasibility study at the Sunshine Mine property to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer. Sunshine Silver expects this study will be completed within 24 months from the completion of this offering. In addition, the Company intends to continue with its surface and underground exploration drilling program to provide sufficient sampling to estimate grade, tonnage and location of additional potentially economic veins and deposits for future production and to upgrade mineralized material to reserves.

Re-Commission the Sunshine Mine to Long-Term Sustainable Production

Sunshine Silver intends to refurbish or replace existing infrastructure at the Sunshine Mine in connection with its modernization and rehabilitation efforts and to review process optimization alternatives. The re-commissioning of the Sunshine Mine will be designed to allow the Company to reach a safe and sustainable production rate utilizing its newly optimized facilities.

Accelerate Exploration at the Los Gatos Region and Advance the Los Gatos Project

The Company plans to accelerate its exploration program at the Los Gatos region through additional drilling with the intent of identifying mineralized material. In the near term, the Company also intends to progress the most advanced exploration sites, the Cerro Los Gatos and Esther zones, through to pre-feasibility study.

Conduct Further Exploration at Sunshine Silver’s Mexican Properties outside the Los Gatos Region and Apply for Additional Exploration Acreage

Sunshine Silver plans to expand its exploration programs at its Mexican properties outside the Los Gatos region and continue to grow its land position. The Company owns or controls a portfolio of 21 other exploration properties in Mexico covering an area of 362,298 hectares, with significant additional hectares under application for mineral concession. These other exploration properties consist of the following:

Property	Hectares	Commodity
El Doctor	9,654	Ag
Anayeli	37,586	Ag
El Mirador	15,575	Ag
Jessica	46,789	Ag
Niza	8,150	Ag
Judith	4,720	Ag
San Fermin	17,100	Ag
Pablito	12,427	Ag
Erick	53,547	Ag
Ixtepeji	1,407	Ag
La Lucha	55,898	Ag
Los Charcos	61,110	Ag
Mina Grande	11,006	Ag
San Jose de Minas	8,306	Ag
Zacatlan	5,714	Ag
Zaragoza	9,766	Ag
Niko	1,160	Ag
Los Cuates	425	Ag / Au
Santa Valeria	1,543	Ag
Silicayoapan	395	Ag
El Coronel	20	Ag

Total	362,298

There are also two projects underway with significant drill results, El Doctor in Oaxaca and Zaragoza in Chihuahua. Additional drilling is planned at both of these projects as well as additional targets through 2012. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor and Zaragoza, which could lead to initial estimates of mineralized material.

Identify and Pursue Other Growth Opportunities that Add Value to Stockholders

Given the management and Board’s strong track record in exploration, development and asset integration, the Company may pursue acquisitions and joint ventures that are value accretive to its stockholders through the pursuit of similarly attractive silver-focused projects.

The Sunshine Mine Property

The technical information appearing below concerning the Sunshine Mine property, including estimates of mineralized material, was derived from the reports of Behre Dolbear & Company, independent mining consultants.

Location of the Sunshine Mine Property

The Sunshine Mine property is located within the Coeur d’Alene Mining District in Northern Idaho. Most of the district’s production has come from within a 24.1 kilometer-long band from the Bunker Hill mine to the Galena mine. The Sunshine Mine is approximately in the center of the Bunker Hill and Galena Mine belt. The Sunshine Mine property includes both owned and leased properties containing 200 patented mining claims and 200 unpatented mining claims, for a mineral rights position of approximately 2,408 hectares and 171 hectares of surface rights.

The Sunshine Mine property is approximately 71 kilometers east of Coeur d’Alene along U.S. Interstate 90. The Jewell Shaft, the mine’s main shaft, is located in the Big Creek Valley at Latitude 47°, 30’, 6” North, Longitude 116°, 4’, 10” West, near the base of a steep hill that lies to the east. The Mine’s infrastructure is located in proximity to the Jewell shaft. Access to the Sunshine Mine property from Coeur d’Alene is by I-90 east to the Big Creek turnoff and then south on about 4.0 kilometers of secondary paved road to the Mine site. The nearest town is Kellogg, Idaho, which is about 7.2 kilometers from the Mine.

Ownership and Properties

In May 2010, the Company acquired from Sterling, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included a purchase option for title to the Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment.

The Sunshine Mine property also includes the Metropolitan, Chester, Bismark and Mineral Mountain properties that are leased by the Company.

The following table sets out the various property rights that comprise the Sunshine Mine property:

Property	Owner	Patent Claims	Unpatented Claims	Hectares
Sunshine	Sunshine Silver	165	118	1,746

Metropolitan	Metropolitan Mines Corporation	2	70	413

CAMP Project	Sunshine Silver (below 274 meters below sea level)	20	12	163

Chester	Chester Mining Company	6	0	43

Bismark	Chester Mining Company	3	0	25

Mineral Mountain	Mineral Mountain Mining and Milling Company	4	0	18

Total		200	200	2,408

Sunshine and CAMP Project

The Company owns 185 patented and 130 unpatented mining claims covering 1,909 hectares at the Sunshine Mine property, including the CAMP Project claims below 274 meters below sea level. This property includes the Sunshine Mine and mill, the Jewell shaft, surface facilities, a tailings impoundment area and extensive underground workings, including shafts, levels, raises and ramp systems, extending to a depth of over 1,825 meters. The property also includes the ConSil mine and mill and related buildings and equipment. Except in this paragraph and where the context otherwise requires, when describing the Sunshine Mine property in this prospectus, we include the leases set forth below.

Metropolitan

The Metropolitan property consists of 2 patented and 70 unpatented mining claims covering 413 hectares. These claims lay immediately to the south of the primary workings of the Sunshine Mine and immediately to the west of the ConSil mine. At depth the claims intersect several veins that were historically mined from the Sunshine Mine.

Other Sunshine Properties

In addition to the Sunshine, CAMP Project and Metropolitan properties, the Company leases other claims representing 13 patented claims covering 86 hectares.

Royalties

Many parts of the Sunshine Mine property are subject to royalties that are payable to parties from whom mineral rights are leased or to others who have a right to royalties on certain areas of the property. Certain of these agreements have royalty payments that are triggered when the Company begins producing and selling metal-bearing concentrate. These royalties are based on proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, or NSR, for ore produced in the property area subject to the royalties. All royalty payment amounts below are in thousands of dollars.

Sunshine Mine

The Company is required to pay between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty under a settlement agreement with the U.S. government and the Coeur d’Alene Indian tribe. All funds from the royalty must be used to pay for the remediation, restoration and other actions to address certain environmental damage to the Coeur d’Alene River and other natural resources located in the Idaho Silver Valley. The area subject to the royalty covers substantially all of the Sunshine Mine property, owned or leased by the Company, and extends outward within a one mile boundary of the property as set forth in the settlement agreement, which includes the leases set forth above under “—Ownership and Properties.”

Metropolitan Mines Corporation Mining Claims

The Company’s lease with Metropolitan Mines Corporation requires the Company to pay advanced royalties of $12.0 annually until such time as ore is produced from the Metropolitan property. Upon ore production, Metropolitan Mines Corporation is to be paid either 16% or 50% of the net proceeds from the sale of materials produced from the ore processed from these claims, depending upon the location of production.

Chester Mining Company Mining Claims

The Company’s lease with Chester Mining Company, or CMC, requires the Company to pay an advance royalty of $7.2 annually until such time as an NSR royalty of 4% or royalty of 20% of net profits on ore processed is payable. The net profit royalty is in lieu of and not in addition to the advance royalty and the NSR royalty. The lease also provides CMC with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. CMC may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund. The initial lease team ends in 2029 and is renewable for an additional 25 years.

Mineral Mountain Mining Claims

The Company’s lease with Mineral Mountain Mining and Milling Company, or Mineral Mountain, requires the Company to pay a royalty of $3.6 annually or a royalty of 3% of net profits, if net profits from the ore processed from these claims exceeds such amount. The lease also provides Mineral Mountain with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Mineral Mountain may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund. The initial lease term ends in 2029 and is renewable for an additional 25 years.

Infrastructure, Climate and Topography

The Sunshine Mine property has a mild, northern-U.S. climate with snow, rain and fog in the winter. The Sunshine Mine property is tied into the regional power grid, water is abundant from Big Creek, and there are sufficient sources of manpower. Adequate waste disposal areas are present at both the Jewell and the Silver Summit shaft areas. A tailings pond is located on the property. The Company expects that the capacity of the tailings pond as currently configured will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the pond dam. Ore processing facilities are located on site and will be refurbished or replaced. The topography is typical of northern Idaho’s countryside, hilly to mountainous and forested. The primary shaft is located above the base of a very steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level area of property at the mountain base. The Company is still evaluating potential smelting locations, related transportation and smelting contract terms for the Company’s future production.

Geological Setting

The Coeur d’Alene Mining District is hosted by the rocks of the Pre-Cambrian Belt super group. These sedimentary rocks were deposited approximately 1.6 billion years ago. At various times these rocks were faulted, leached, altered and re-mineralized. The Belt super group has been divided into the Prichard group, Ravalli group, Middle Carbonate group and Missoula group. Within the District, rocks of the Prichard, Ravalli, Missoula and Middle Carbonate groups can be found. The formations comprising the Ravalli group are, listed from oldest to youngest, the Burke, Revett, and Saint Regis Formations. The District has a history of intense faulting and folding of these rock formations. Two major east-west fault zones, the Osburn and Placer Creek faults, cut through the District.

Ore deposits in the District are localized in the 182.9 meter thick St. Regis Formation and the underlying upper members of the 914.4 meter thick Revett Formation. Four major west-northwest trending faults cut the Sunshine Mine property area, and some have been mapped for several kilometers. The faults dip steeply to the south. The main vein systems at the Sunshine Mine property include the Sunshine, Chester, Copper, Yankee Girl and West Chance veins. Mineralized silver veins are present within a zone approximately 3,810 meters long by 1,524 meters wide and over a vertical distance of 1,890 meters from the surface at 1,036.3 meters above sea level to 853.4 meters below. The mineralization is open at depth below the 1,707 meter Mine level.

The Crescent mine is immediately adjacent to the west and the Silver Summit mine is immediately adjacent to the east of the Sunshine Mine. Many of the productive vein structures and faults in those adjacent mines pass directly across the Company’s mineral rights position.

History of the Sunshine Mine Property

The Sunshine Mine, one of the highest-grade known remaining primary silver discoveries worldwide, is estimated to have produced over 365 million ounces of silver. In 1884, the Blake brothers staked the Yankee Lode mining claim, and various contiguous holdings were consolidated to become the Sunshine Mining Company in 1920. In 1921, operations continued and grew at the Sunshine Mine until it was at full production by the end of 1988. In 1992, Sunshine Mining Company merged into Sunshine Precious Metals, Inc., or SPMI. From 1991-2001, there was limited production at the Sunshine Mine primarily as a result of several factors, including a drop in the price of silver and the lack of regular and consistent exploration and development activities. The Mine eventually ceased production in the first quarter of 2001 and Sunshine Mining and Refining Company, or SMRC, the parent of SPMI, declared Chapter 11 bankruptcy. Sterling acquired control of the Sunshine Mine in 2003 through a lease with SPMI, which included an option to purchase the Mine. Beginning in August 2003, and followed by the initial drilling in the fall of 2004, Sterling began an exploration program, and the process of rehabilitation of the underground areas of the Mine began in 2004. The Sunshine Mine returned to production under Sterling for a short period in late 2007. In 2008, Sterling ceased production and in early 2009 went into bankruptcy, due to, we believe, among other factors, falling silver prices ($10.79 per ounce as of December 31, 2008) and inadequate capital. At that time, SNS Silver Corporation took over care and maintenance of the Mine under contract with SPMI. In May 2010, the Company acquired, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including the lease on the Sunshine Mine from SPMI that included a purchase option for title to the Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment.

Exploration

The Sunshine Mine is without known reserves and the proposed program is exploratory in nature. It is estimated that there are approximately 5,000 underground drill holes on the Sunshine Mine property. Approximately two thirds of the footage drilled was for exploration, both for long-term and short-term mine planning and development. The longest underground hole is approximately 914 meters. Long underground exploration holes are required to locate structures and veins because most development, except in the West Chance deposit, has been on the veins and thus drilling platforms for shorter holes at appropriate angles to the targets have not been available.

The Company is undertaking significant exploration and re-development of the Sunshine Mine property that will require significant time and capital before the property returns to production. Since acquiring the Sunshine Mine, the Company has successfully completed or is currently working on the following significant re-development activities at the Sunshine Mine property:

•	acquired additional surface rights;

•	repaired surface facilities and equipment, including the Jewell hoists and shaft, and compressed air, water and pumping systems;

•	commissioned the ConSil hoist and completed work to enable rehabilitation of the ConSil shaft from the top station downward to the 910 meter level;

•	de-watered the Sunshine Mine to just below the 1,130 meter level;

•	re-established utility services to the Sunshine Mine ramp, enabling commencement of improvements required for ventilation and re-access to mining blocks;

•

made significant progress towards compiling a drill hole database review for areas of immediate exploration and began compiling the entire historical geologic database to create a three dimensional model of the resources; and

•	designed a new development plan to re-establish access in the lower Mine levels for exploration and development.

Historic exploration at the Sunshine Mine property was focused on progressive delineation of mineralization at depth leaving potential near-surface targets unexplored. However, long-known but previously unexplored target areas now are planned to be explored, through new drilling and new drill stations. The Company has identified important and prospective targets and multiple areas of exploration are planned to be tested for all accessible underground levels. The Company has also planned an extensive multi-year underground exploration program, focusing on eight primary veins. Total depth to be drilled under this program is estimated to be about 110,000 meters. The first phase of the planned 2011 exploration program will be concentrated on three of the eight areas of focus, the Yankee Girl Vein, the Sunshine Vein and the Chester Vein/Fault, and require about 10,000 meters of underground diamond drilling.

The Company’s objectives at the Sunshine Mine property through 2013 are to:

•	define additional mineralized material through extensive surface and underground exploration;

•	complete a pre-feasibility study to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer; and

•	upgrade existing infrastructure and re-establish access to developed portions of the resource.

The Sunshine Mine has on-site infrastructure already in place, including a primary shaft, which is operational and in the process of being refurbished, and a secondary shaft, which is being refurbished. There is currently no production at the Sunshine Mine.

Sunshine Mine Mineralogy

Over 30 veins have been named and mined at the Sunshine Mine property. The principal vein systems in the property include the Sunshine, Chester, Copper, Yankee Girl and West Chance veins. The Sunshine Vein and Chester Vein are each estimated to have produced over 100 million ounces of silver to date. Major veins strike east-west and typically dip 60º-70º to the south. Locally, dips range from 45º to 90º. Vein strike lengths are up to 610 plus meters, with down dip lengths two to three times that of the strike length. Major veins are located between the regional and property-wide faults at an angle of about 25º to the boundary faults. Veins vary in width from a few inches to over nine meters, but are generally between one to 1.5 meters thick. Typically, the Sunshine Mine mineralized material consists principally of tetrahedrite, the high silver-content copper antimony sulfide. Tetrahedrite occurs as very fine grains in fracture filings, veinlets or discontinuous blebs in the vein-filled faults. This silver-bearing tetrahedrite is more properly called freibergite and contains 3% to 30% silver substituting for the copper in the crystal structure. Gangue minerals are predominantly siderite with lesser amounts of quartz. Galena is present in the West Chance Vein, the Silver Syndicate Vein and the Chester Hook Vein. Other metallic minerals seen in the gangue are pyrite, arsenopyrite, and, rarely, boulangerite, bournonite, pyrargyrite and magnetite.

Sampling and Analysis

Existing records and information from predecessor owners/operators of the Sunshine Mine show that the samplings, sample locations and descriptions, and sample handling were done in accordance with accepted industry standards. The reported method was that a geologist took one-to-five pound chip samples of the vein at the bottom, middle and top of the face as development on the vein proceeded. On the sample ticket, the location was recorded, the sample was described, and a sketch of the vein and face was made for most samples. The sample ticket was placed in a bag, and the geologist delivered the sample to the sample preparation facility. That sample data is available in the filed sample ticket books and in the electronic database beginning in 1995 and for some select samples prior to that year.

The drifts on the veins were generally sampled at five to six foot intervals. Both raises and stopes were sampled at regular intervals that vary based on data requirements at any given time. As needed, the paper data has been digitized and entered into an electronic database. Most of the drilling data from 1972 forward and about half of the data prior to 1972 has been entered into the database. Locations and analyses from the underground face samples beginning in 1995 have been entered into the electronic database. Data from the face samples prior to 1995 has been digitized and entered into the database, as needed. Historic underground sampling assay results were plotted on paper and canvassed-back paper maps. A nearly complete set of historic sampling maps have been stored in the Sunshine Mine archives and vaults. The maps are quite detailed and document the results of extensive drift and stope sampling.

Core and underground samples were delivered to the sample preparation facility on-site by the geologist who logged the core or took the sample. The samples were crushed and ground and delivered to the laboratory for analyses. Predecessor employees did all of the sample preparation, analyses and posting of results on-site. This chain of custody maintained the sample integrity.

Sample preparation protocol used by the predecessor owner/operators of the Sunshine Mine has been reviewed and deemed to meet industry standards, and the likelihood of biased analytical results at the Sunshine Mine is not significant.

Historic assaying was undertaken at the in-house predecessor assay laboratory. Assaying of silver was by fire assay and in the future will be by fire assay with an atomic absorption, or AA, finished by the American Analytical Services laboratory. Details of the historic predecessor analytical protocol are not available. There is no quality assurance or quality control data from the predecessor laboratory to verify the precision and accuracy of the results, and the quality of the results may have varied over time. The Company does not believe that the lack of such data is a significant reason to question the analytical results for the following reasons: (i) nothing in the history of the Mine exists to cause doubt about the analytical results; (ii) the large number of analyses, over more than 50 years, makes any errors over a short period of time or on relatively few samples insignificant as regards the whole database; and (iii) as reported by the predecessor, the lack of questions by the smelter and refinery of the analyses of concentrates from the Sunshine Mine indicates that the predecessor laboratory produced quality analyses.

Historically, the predecessor employees did all of the sample preparation, analyses and posting of results on-site. This chain of custody maintained the sample integrity. For the up-coming exploration drilling campaign, it is expected that core samples will be collected by trained personnel and transported to a secure area at an assay lab for analysis. The assay lab is expected to perform internal lab checks that include laboratory duplicate assays for fire and AA assays and additional assays for base metals at the core storage facility, with the coarse rejects and sample pulps stored in a secure location in the core storage building for future use. All samples that remain on site, prior to delivery to the laboratory (onsite or offsite), are intended to be kept in a secure location not accessible by anyone other than approved personnel. On a random basis, it is expected that approximately every thirtieth sample pulp will be re-analyzed to determine reproducibility by a secondary certified laboratory.

Sunshine Mine Mineralized Material Estimate

All blocks in this estimate have been delineated by appropriately spaced underground sampling and/or drilling. Grade and tonnage has been estimated using classic industry-accepted methods for narrow vein deposits that are typical in the Coeur d’Alene Mining District. The Company refers to this method as the “McKinstry” method. It was developed by H.E. McKinstry early in the 20th century.

The ton and grade estimates in a block are based primarily on chip sampling vein widths and analyses from development and production headings. The vein widths are diluted to the planned mining width with wall rock at a zero grade to account for mining dilution and mining losses. Drill core assays were used to extend or limit a block.

To be classed as mineralized material, at least one lineal dimension of a mineralized vein had to be exposed by mine workings and adequately sampled. Mining history at the Sunshine Mine has shown that the vertical (down-dip) dimension of the mineralized shoots is generally twice the horizontal dimension. Conservatively, the down-dip or up-dip projection from the exposed vein was generally limited to half the horizontal dimension in the absence of conflicting drill-hole information. A tonnage factor of 10 cubic feet per ton is used to convert volumes to tonnage except for the West Chance Vein where a tonnage factor of 9.4 cubic feet per ton is used. The current West Chance “Legacy Blocks” were defined using the McKinstry method with more drill intercepts than are available elsewhere.

The table below summarizes the mineralized material at the Sunshine Mine property as of April 1, 2011 using a cutoff grade of 10 ounces per ton (opt). The mineralized material in the table below contains the expected mining dilution and mining losses and does not reflect in-situ grades.

Sunshine Mine Mineralized Material at a cutoff of 10 opt —April 1, 2011 (includes expected mining dilution and losses)
Category	Tons	Average Grade (ounces per ton)
Total	1,991,169	21.20

The Los Gatos Project

The technical information appearing below concerning the Los Gatos Project was derived from the report of Behre Dolbear & Company, independent mining consultants.

Location of the Los Gatos Project

The Los Gatos Project, an exploration stage property, covers approximately 134,301 hectares in the south-central part of the State of Chihuahua in Northern México within the municipality of Satevó. The Project is located approximately 128 kilometers south of the state capital of Chihuahua City, approximately 88 kilometers northwest of the Parral Mining District and immediately northwest of and surrounding the town of San José del Sitio, within the municipality of Satevó.

San José del Sitio is accessible by an improved gravel road from the turnoff of Federal Highway 24 at the 81 kilometer marker between the cities of Chihuahua and Hidalgo de Parral. The access road can be traveled by any motorized vehicle and has regular bus and supply services to the surrounding communities. The Project area is accessible by a large network of dirt and gravel roads that are used by local owners to access grazing areas for cattle and local ranches. Northern areas of the Project are also accessible from several gravel roads connecting with Mexican Federal Highway 24 between the 60 kilometer to 81 kilometer markers. In more remote areas, the rolling topography permits easy access by foot into areas where roads do not exist.

The Los Gatos Project is made up of a series of claim titles for 134,301 hectares and a series of concession applications for a total surface area of approximately 29,952 hectares. The titled mining concessions are summarized below:

Los Gatos Project—Titled Mining Concessions
	Concession Name	Title Number	Date Granted	Hectares	Concessionaire
1	Los Gatos	231498	3/4/08	19,712	La Cuesta International
2	Los Gatos 2	228950	2/22/07	10,720	Minera Plata Real
3	Los Gatos 3	231076	1/16/08	27	Minera Plata Real
4	Mezcalera	228249	10/17/06	4,992	Minera Plata Real
5	Mezcalera 2 Fracción I	228929	2/21/07	39	Minera Plata Real
6	Mezcalera 2 Fracción II	228930	2/21/07	26	Minera Plata Real
7	Mezcalera 2 Fracción III	228931	2/21/07	29	Minera Plata Real
8	Paula Adorada	223392	12/9/04	40	Grupo Minero Factor
9	Gavilana	237137	11/19/10	10	Minera Plata Real
10	Etna	237167	11/19/10	45,996	Minera Plata Real
11	San Luis	236908	10/5/10	16	Minera Plata Real
12	La Gavilana Fracción I	237461	12/21/10	44	Minera Plata Real
13	Los Estados Fracción I	237694	4/25/11	8	Minera Plata Real
14	Los Estados Fracción II	237695	4/25/11	44	Minera Plata Real
15	Los Gatos 4	238511	9/23/11	52,598	Minera Plata Real

Total				134,301

These concessions are held by a wholly owned Mexican subsidiary of the Company, Minera Plata Real, S. de R. L. de C.V., or MPR. The concessions have a period of validity that ranges between 2054 and 2058. MPR holds the rights to the concessions of Los Gatos and Paula Adorada through exploration agreements with purchase options. These agreements have been duly recorded in the Méxican Public Registry of Mines. Details of these exploration agreements are provided below. All royalty payments below are in thousands of dollars.

Los Gatos Concession: MPR may purchase the Los Gatos concession (Title Number 231498) from La Cuesta International S. A. de C.V., or La Cuesta International, for a total of $15,000, which is payable through advance royalties of $20 every six months and a 2% NSR on production from the Los Gatos concession and 0.5% NSR from the lands within a one kilometer boundary of the Los Gatos concession. Once the total payment of royalties reaches $10,000, the 2% NSR on production will decrease to 0.5%. Once the total payment of royalties reaches $15,000, the concession ownership will transfer to MPR with no further payment obligation to La Cuesta International.

Paula Adorada Concession: MPR may purchase the Paula Adorada concession from Grupo Factor for $500, according to a payment schedule. Once the final payment is made in 2013, the concession will be transferred to MPR with no further ongoing payment obligations to Grupo Factor.

MPR has also filed the following mining concession applications that have not yet been titled by the México Direccion de Minas (the Department of Mines), or DGM:

Mining Concession Applications Filed

Application Name	File Number	Hectares
Los Estados	39246	241
Veranos	39506	15,164
Atenas	39507	14,547

Total		29,952

In addition, there are several small concessions within the Los Gatos Project area that have been cancelled and not yet liberated by the DGM, which the Company intends to apply for once liberated. The Company has also arranged for permission to enter and perform exploration activities in a number of private land properties in the Project area.

Infrastructure, Climate and Topography

The Company’s present field camp is located in San José del Sitio, a community of approximately 200 persons, with electrical and water services, an elementary school and basic health services. Water resources in the region are mostly related to the Conchos River Basin, which includes the San Pedro, San Francisco de Borja and Satevó River Sub-Basins. Locally, there is significant groundwater in the area, with shallow groundwater recorded from most exploration drilling conducted by the Company. San José del Sitio is served by a 13.8-KV line, providing sufficient capacity for domestic needs but not enough for industrial needs. Larger-capacity electrical lines service the nearby city of Valle de Zaragoza, 45 kilometers to the southeast of the project area, where the 113-MW Santiago (Valle de Zaragoza) electrical sub-station is located.

The Project area is located in the Sierras y Llanuras del Norte Physiographic Province near the boundaries between the Gran Meseta y Cañones and the Sierras y Llanuras Tarahumara Sub Provinces. The general geography of the Los Gatos area is characterized by low to middle rolling volcanic hills with local escarpments and flat valley floors. Altitudes vary with between 1,550 masl at the base of the Santo Toribio Creek and 1,780 masl at the top of the Los Gatos Hill, one of the highest peaks of the Project area. Vegetation is characterized by a semi-desert landscape, with typical low brush vegetation in the slopes, including lechuguilla, sotol, yucca, sage, bear grass and other types of indigenous grasses. Larger brush and trees are common along the main watercourses, with the presence of oak, cypress, poplar, huizache and mesquite, among others.

The climate in the area is not expected to interfere with exploration and mining activities at the Project, with the exception of short-lived storms producing floods and damage to access roads.

There are a limited number of qualified workers on site, however, technical workers (miners, electricians, mechanics, computer skilled, etc.) can be found in the area and at Parral, 88 kilometers southeast, including heavy equipment and specialized operators. Primary and secondary-level technical schools are available in Valle de Zaragoza, and all levels of schooling are available in Parral and/or Chihuahua, each 2.5 hours away.

The Company is still evaluating potential smelting locations, related transportation and smelting contract terms for the Company’s future production.

Geological Setting

The Los Gatos Project is located in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin to the east. It is also located in the general union of the Sierra Madre Occidental, Chihuahua, and Parral tectonostratigraphic terranes.

The area is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections and are subdivided in two major units, the Lower Volcanic Group and Upper Volcanic Group, host to several well known gold-silver producing mining districts in Mexico, such as Concheño, Batopilas, San Dimas-Tayoltita and Ocampo, one of the largest epithermal precious metal metallogenic provinces. The dominant rocks of the Los Gatos Project are a sedimentary sequence that occur to the southwest of the Cerro Los Gatos discovery.

History of the Los Gatos Project

The Los Gatos Project has been the subject of very limited historical prospecting and mineral exploration, including the development of shallow workings and preliminary exploration activities by Consejo de Recursos Minerales (now SGM) at the Esther, Gavilana (Paula) and San Luis zones with references to the occurrence of silver, lead, and zinc. As a result, the Los Gatos Project will require significant time and capital before the Project is brought into production. The Company’s surface work has not uncovered any evidence of past modern prospecting activities in the area although VVC Exploration has commenced an active exploration program on the southern site of the Los Gatos concession block. Other active projects in the area of southern Chihuahua are the joint venture at San Juan Cordero between Valley High Ventures and Levon Resources and the La Cigarra project of International Northair Mines. The Los Gatos Project was initially recognized by reconnaissance activities by La Cuesta International, a Mexican mine exploration company, in 2005.

Exploration

The Los Gatos Project is without known reserves and the Project is exploratory in nature. The Los Gatos Project consists of two identified silver discoveries, the Cerro Los Gatos and the Esther zones, and 12 other priority targets with over 100 kilometers of outcropping quartz and calcite veins.

In 2007, MPR initiated its first phase of exploration in the Los Gatos Project area with a program of surface mapping and rock sampling covering approximately 60% of the original Los Gatos concession within the core of the claim block. This work, conducted through a local Mexico-based consulting group, Grupo Azta, identified in excess of 100 kilometers of strike length of quartz and calcite veins, many of which contained lead, zinc and silver mineralization. Of the 1,217 rock samples taken from surface outcrops of vein and wall rocks, 200 samples contained values in excess of 10 grams of silver per tonne.

From June 2008 to October 2008, environmental permits for drilling and road construction were obtained. In addition, during this period, proposed drill areas were re-mapped and re-sampled, surface access rights were negotiated with local ranches, and drill access roads were constructed. In January 2009 and September 2009, corresponding notices of activity were submitted to the Federal Environmental Agency to cover the development of access roads and drill sites to drill 50 holes, along with a request to increase the number of drill holes to 250.

MPR began drilling in the Los Gatos Project in October 2008 using a hydracore rig. Drilling from this rig was conducted from October 2008 to May 2009. In June 2009, the hyrdacore drill rig was replaced with a Major 5000, a larger capacity rig. Two additional Major 5000 rigs were brought in during July 2009 to September 2009. The first significant identification of silver occurred in the Cerro Los Gatos zone in April 2009, in which 73.6 grams of silver per tonne was found over four meters from 152 meter to 156 meter depth. This was followed by significant intercepts in two other drill holes, which contained 34 meters of 414 grams of silver per tonne, 2.0% lead and 4.85% zinc. At this point in the drilling program, the geometry and the preferred level for mineral deposition was identified, and a series of holes was drilled that indicated a continuous mineralized body of apparent ore grade with lead, zinc and silver mineralization over a strike length in excess of 2.5 kilometers, a dip extent in excess of 200 meters, and an average thickness of 6.2 meters within the Cerro Los Gatos zone.

Also in early 2009, drilling in the Esther zone commenced with one rig moving back and forth between the Cerro Los Gatos and Esther zones. At the Esther zone, significant mineralization was identified in one hole in which 79.8 grams of silver per tonne was found over 14 meters from 102 meter to 116 meter depth. This was followed with significant offsets in two other holes, proving an average thickness of more than 3.4 meters and a minimum down dip extent of 200 meters.

Drill sites are selected based on surface vein outcrops and geometric projections in the subsurface, as well as geochemical, geophysical and geological targets. Access to surface parcels has been negotiated with the individual ranch owners in exchange for improvements to roads and water supplies. In addition, two ranch parcels have been purchased in the Cerro Los Gatos and Amapola areas that will facilitate further development work. For a discussion of Amapola, see “—Recent Developments.” Drilling is conducted using a wire line rig with diamond core capabilities. All of the Company’s drilling at the Los Gatos Project is conducted by third parties.

Detailed soil geochemistry programs have been conducted over the Esther zone and the area between the Cerro Los Gatos and Esther zones. Results of the sampling identified new veins in the Esther zone and revealed four separate structures between the Esther and Cerro Los Gatos zones.

Detailed topographic mapping has been created using Photosat, a Canadian contractor. The topography was created at one meter, five meter, 10 meter and 50 meter contours from Geoeye satellite coverage captured exclusively for the survey. Survey control points were established on the surface, with coordinates by total station in order to guarantee the accuracy of the survey.

A detailed 3D Induced Polarization survey was conducted during July 2010 using SJ Geophysics, a contractor from Canada. Lines were initially spaced at 100 meters with stations every 25 meters, and later tightened to 50 meters by 25 meters. The results of the geophysical surveys show correlations between measured electrical properties of the rocks in the subsurface and known zones of mineralization on both the Cerro Los Gatos and Esther zones.

Environmental baseline data collection began in May 2010 for the development of future environmental studies required for the Project. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a routine basis for integration into future environmental studies required for the Project.

Due to the success of the exploration activities at the Los Gatos Project, the Company operated on average three drill rigs during 2010 and expanded the known mineralization to three veins through an additional 90 drill holes. The Company expects to continue its surface and core sample exploration activities at Los Gatos throughout 2012.

The Company’s objectives at the Los Gatos Project through 2013 are to:

•	increase the drilling rate by increasing the number of exploration drills from four to seven;

•	conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos and Esther zones; and

•	acquire additional prospective mineral and surface rights.

Los Gatos Project Mineralogy

The Los Gatos Project hosts a series of quartz, quartz-calcite and calcite veins in at least eight separate vein systems that are exposed along a strike length of approximately 12 kilometers and an outcrop belt width of approximately five kilometers. Vein width is generally in the order of one meter, but local wide zones up to eight meters in outcrop and true vein widths in excess of 30 meters have been identified by diamond drilling. Structurally, the veins form two sets, with north and northwest strikes and mostly steep dips.

Mineralization at the Los Gatos Project is characterized by silver, lead, zinc and copper sulphides and their oxides, along with fluorite, manganese, barite and traces of gold associated with quartz and calcite veins. The veins vary in orientation from west-northwest to northwest to north-northwest to north-northeast. Study of the veins in hand specimen and thin section suggests that they are epithermal in origin and are likely of intermediate sulfidation composition, showing vein textures and gangue mineralogy that indicate a relatively high-level hydrothermal system in the boiling environment. Breccia with clasts of vein quartz indicates a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that ore shoots may extend relatively far down dip, possibly to at least 230 meters.

Sampling and Analysis

The Company has carried out sampling campaigns that have included surface, limited underground, and core samples. As of November 8, 2010, during the first stages of exploration, approximately 1,215 surface samples were taken and 15,537 core samples were taken from 154 drill holes for a total of 68,772 meters. Sampling intervals were, in most cases, two meters, with local variations depending on vein geology, to a minimum of 0.8 meters where structures were found. Detailed sampling was carried out with intervals directed by geological criteria. Pulp samples are delivered to ALS Chemex laboratory in Vancouver, Canada for analysis.

The Company believes that core sampling is representative of mineralized intersections, with minor variation due to irregularities in mineralization.

The Company has established a sampling protocol followed through the drilling campaign that in summary includes: supervision by Company personnel, with the verification of core handling, recovery, core accommodation and depth recording by the contractor; and core collection, measurement, core recovery, photographing, specific gravity analysis, geotechnical information analysis and sampling interval selection by Company geologists.

Detailed logging of the sample intervals is conducted once the core samples are sawed, with detailed descriptions and estimations of mineralogy and mineral content, hydrothermal alteration, veining and fracturing. Assay intervals are divided in two equal parts by diamond saw, with most sampling conducted on two meter intervals, except for specific vein intervals. Vein intervals are selected for more detailed sampling, with a minimum of 0.8 meters per interval in the sample, and a maximum of two meters.

Samples are collected in standard plastic sample bags and tagged with a unique sample number recorded for each interval. Samples are grouped by drill hole and transported by pickup truck to the ALS Chemex laboratory sample receiving location in Chihuahua City, Mexico. From the time the core samples leave the drill site to the time the samples are delivered to ALS Chemex, they are escorted and under the supervision of personnel from the Company.

ALS Chemex has developed and implemented at each of its locations a Quality Management System designed to ensure the production of consistently reliable data. As a result, the lab has received, including its sample preparation section in Guadalajara, the ISO 9001:2000 Quality Management System registration from QMI-SAI Global. The ALS Laboratory Vancouver branch has also been accredited as conforming to applicable Canadian regulatory requirements.

Other Mexican Properties

The Company owns or controls a portfolio of 21 other exploration properties in Mexico covering an area of 362,298 hectares, with significant additional hectares under application for mineral concession. There are two projects underway with significant drill results, El Doctor in Oaxaca and Zaragoza in Chihuahua. Additional drilling is planned at both of these projects as well as additional targets through 2012. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor and Zaragoza, which could lead to initial estimates of mineralized material. All these properties are without known reserves and are exploratory in nature.

Recent Developments

Philip Pyle, Vice President Exploration, who is a Qualified Person as set out in NI 43-101, has supervised the preparation of the technical information that forms the basis of the information contained in this section “—Recent Developments.”

Sunshine Mine Property

At the Sunshine Mine property, drilling from accessible underground workings has resulted in the discovery of a mineralized extension to the Sunshine Mine vein in a previously unexplored area. Results from recent drilling are as follows:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Cu (%)	Pb (%)
ST2568	156.22	157.10	0.88	1062.2	0.42	0.08
ST2570	157.5	158.23	0.73	3277.7	0.70	0.36
ST2572	148.87	148.99	0.12	217.7	0.13	0.28
ST2573	215.09	215.43	0.34	204.3	0.07	1.17
ST2577	192.44	193.87	1.43	408.0	0.55	0.31
ST2578	185.98	186.34	0.36	2564.5	1.33	0.34
ST2579	189.45	189.63	0.18	843.4	0.20	3.00
ST2580	222.56	222.74	0.18	272.6	0.03	0.56

Additional drilling will now be focused on further extension of the mineralization to the west and at depth.

Los Gatos Project

Exploration drilling at the Los Gatos Project has recently detected a new trend of mineralization that has been named the Amapola zone. It is located 4.5 kilometers northwest of the Cerro Los Gatos zone. Results indicate a minimum of four separate mineralized quartz veins with high levels of silver at upper levels and silver, lead and zinc at deeper levels. Highlights from the drilling include holes AM22, AM25, AM33, AM37 and AM46:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Pb (%)	Zn (%)
AM22	651	651.85	0.85	588.0	13.70	0.70
AM25	533	560	27.0	81.8	0.53	1.33
Included in AM25	542.5	544.3	1.8	709.0	4.91	11.90
AM33	396	400.15	4.15	183.6	0.01	0.17
AM37	396	420	24.0	77.3	0.02	0.04
AM46	523.0	534.0	11.0	119.9	0.15	0.15

Continuous mineralization has been identified over a strike length of 600 meters in two of the four known veins and additional drilling is planned to verify the geometry of this mineralization.

In other developments at the Los Gatos Project, a new zone of quartz veining has been identified in the southwestern portion of the Los Gatos claim block. This zone has been named Boca de Leon and has, to date, been detected over a strike length of 900 meters. The zone’s surface outcrops contain similar looking textures and mineralogy to the Cerro Los Gatos quartz vein mineralization. Surface sampling of the vein outcrops has generated values that range from 68 to 411 grams of silver per tonne. The Company expects that the Boca de Leon zone will become a priority area for future exploration drilling.

Amapola Zone Details

Listed below are the results of all of the drilling at the Amapola zone from which the highlights above were extracted.

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Pb (%)	Zn (%)
AM01	270	272	2.0	36.5	0.00	0.00
AM02	266	274	8.0	87.3	0.02	0.03
AM03	272	286	14.0	117.1	0.07	0.02
AM03	354	358	4.0	63.7	0.01	0.01
AM03	396	400	4.0	30.2	0.00	0.01
AM04	408.3	414.4	6.1	407.0	0.18	0.58
AM07	564	570	6	21.1	0.05	0.04
AM09	528.7	530.1	1.4	547.0	0.58	3.49
AM11	52	60	8.0	18.0	0.00	0.02
AM11	407.4	416	8.6	28.7	0.06	0.13
AM12	478	487.7	9.7	77.0	0.05	0.07
AM13	42	44	2	100.0	0.01	0.06
AM13	253.55	254.45	0.9	37.8	0.03	0.01
AM14	406.6	417.25	10.65	49.1	0.02	0.04
AM15	224	228	4	66.2	0.00	0.01
AM16	232	232.9	0.9	59.0	0.04	0.02
AM18	70.5	72.85	2.35	33.1	0.00	0.01
AM19	464	464.8	0.8	50.6	0.34	0.17
AM19	469.2	470	0.8	50.6	0.47	0.52
AM19	510	512	2	41.3	0.04	0.56
AM19	522	528.8	6.8	256.5	0.62	0.40
AM22	651	651.85	0.85	588.0	13.70	0.70
AM25	533	560	27.0	81.8	0.53	1.33
Included in AM25	542.5	544.3	1.8	709.0	4.91	11.90
AM28	396.85	398	1.15	58.7	4.50	9.48
AM28	594.5	595.3	0.8	54.3	0.27	0.25
AM28	625.75	626.65	0.9	44.2	4.47	0.63
AM28	784	785.2	1.2	279.0	0.61	0.26
AM30	244	246	2.0	43.7	0.00	0.01
AM30	728.3	729.7	1.4	34.4	0.20	0.33
AM31	577	578.55	1.55	45.5	0.07	0.02
AM31	579.5	581	1.5	37.6	0.04	0.00
AM33	216	218	2.0	46.2	0.01	0.07
AM33	396	400.15	4.15	183.6	0.01	0.17
AM33	663.45	664.46	1.01	230.0	0.32	0.81

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Pb (%)	Zn (%)
AM35	129	130	1.0	84.5	0.01	0.02
AM35	308	324	16.0	79.8	0.02	0.03
AM35	559	560	1.0	57.3	0.00	0.00
AM36	248	252	4.0	40.0	0.01	0.02
AM37	396	420	24.0	77.3	0.02	0.04
AM37	424	428	4.0	33.5	0.00	0.03
AM37	432	436	4.0	34.5	0.00	0.03
AM37	456	464	8.0	45.0	0.02	0.03
AM38	344	348	4.0	37.4	0.03	0.06
AM38	488	491.75	3.75	68.2	0.05	0.20
AM38	493.35	498.2	4.85	43.2	0.04	0.13
AM38	507	508	1.0	217.0	0.32	0.03
AM39	242	244	2.0	29.4	0.02	0.03
AM39	596.4	599.0	2.6	51.2	0.08	0.25
AM40	307.4	309.3	1.9	31.3	0.02	0.01
AM40	600	602	2.0	30.6	0.04	0.00
AM42	471.5	472.3	0.8	529.0	0.13	0.93
AM46	523.0	534.0	11.0	119.9	0.15	0.15
AM47	404.0	450.3	46.3	65.3	0.01	0.02
AM48	274.0	296.0	22.0	114.1	0.01	0.20
AM48	480.0	482.0	2.0	73.6	0.00	0.03
AM49	299.1	300.0	0.9	44.7	0.06	0.06
AM49	312.0	322.0	10.0	39.5	0.02	0.04
AM49	355	356.25	1.25	48.0	0.02	0.02

Drilling of AM05, AM06, AM08, AM10, AM17, AM20, AM21, AM23, AM24, AM26, AM27, AM29, AM32, AM34, AM41, AM43, AM44 and AM45 did not show significant mineralization.

Sampling and analysis of the Amapola zone materials continue to be performed in the manner as described above under “—The Los Gatos Project—Sampling and Analysis.”

Competition

There is aggressive competition within the silver industry. The Company competes in efforts to obtain financing to explore and develop its projects with other silver companies such as Coeur d’Alene Mines Corporation and Hecla Mining Company, as well as other mineral miners including Stillwater Mining Company and Kinross Gold Corporation, some of whom currently have greater resources than the Company does. In the future, the Company may compete with such companies to acquire additional properties.

In addition, the Company also encounters competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to experienced mine construction and mine management personnel. This competition affects the Company’s operations at the Sunshine Mine property and the Los Gatos Project. Larger regional companies such as Coeur d’Alene Mines Corporation, Hecla Mining Company, Stillwater Mining Company and Kinross Gold Corporation in the Pacific Northwest can offer better employment terms as compared to smaller companies such as the Company.

The Company also competes for mine service companies, in particular drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.

Environmental, Health and Safety Matters

The Company is subject to stringent and complex environmental laws, regulations and permits in the various jurisdictions in which it operates. These requirements are a significant consideration for the Company as its operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit the Company’s development or future operation of its properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If the Company violates these environmental requirements it may be subject to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. Pursuant to such requirements the Company also may be subject to inspections or reviews by governmental authorities.

Permits and Approvals

Numerous environmental permits and approvals are required for the Company’s current and future operations. Many of these permits are subject to renewal from time to time and can impose strict conditions, requirements or obligations on, or otherwise delay or prohibit, certain activities.

In particular, the Company is subject to permitting requirements in connection with water discharges at the Sunshine Mine. The Company operates under a National Pollutant Discharge Elimination System, or NPDES, permit that expired in 1996 but has been administratively extended. The Company applied to the U.S. Environmental Protection Agency for a renewal of its NPDES permit in July 2007 and is awaiting a response. The NPDES permit covers, among other matters, the waste streams from mining and ore concentrating operations at the Sunshine Mine and drainage water from discontinued mining operations. Beginning in the 1990s, the predecessor began allowing the lower mined-out levels of the mine to flood, which resulted in elevated iron and manganese concentrations in the mine water. In the future, more stringent limits could be imposed under the NPDES permit, whether as part of the permit renewal process or otherwise. The Company believes that it will incur significant costs to upgrade the existing wastewater treatment facility to meet more stringent permit limits, including those relating to total dissolved solids.

To obtain, maintain and renew its environmental permits, the Company may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that its current or future operations may have upon the environment. For example, in order to commence underground exploration activities at the Los Gatos Project, the Company will need to submit an environmental analysis to the applicable governmental authorities. In May 2010, the Company began collection of the environmental baseline data for the Los Gatos Project. The Company expects that data collected on flora, fauna, water, air, climate, security and social impacts will be integrated into future environmental studies required for the Project.

The Company will require additional permits and approvals to conduct future exploration, development and processing activities, including at both the Sunshine Mine property and the Los Gatos Project. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit or prohibit its current or future operations.

Hazardous Substances and Waste Management

The Company could be liable for environmental contamination at or from its or its predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

In connection with the Sunshine Mine, the Company is involved in the Bunker Hill Superfund Site. Pursuant to a 2001 Consent Decree that resolved certain liabilities arising under the U.S. Comprehensive Environmental Response, Compensation and Liability Act relating to the Bunker Hill site, the Company is required to pay to the U.S. government and the Coeur d’Alene Indian tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty. This Consent Decree did not resolve all liabilities associated with the Bunker Hill site, including any liability for contamination at or migrating from the Company’s owned, leased or operated properties, which are located within the Bunker Hill Superfund Site. In addition, the U.S. Department of Justice has notified the Company that it believes that the Company is not entitled to the liability protections under the Consent Decree. The Company may incur additional costs, liabilities or obligations in connection with the Bunker Hill site.

The tailings pond at the Sunshine Mine currently receives mine water and process water discharges from the Company’s operations, as well as similar discharges from the nearby Crescent Mine. The Company expects that the capacity of the tailings pond as currently configured will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the pond dam.

The Company is required to maintain financial assurances for certain future closure obligations, including with respect to the tailings pond at the Sunshine Mine. As of September 30, 2011, the Company has recorded an asset retirement obligation of approximately $786,000 reflecting the estimated present value of future closure obligations.

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Act of 1970 impose stringent safety and health standards on all aspects of mining operations at the Sunshine Mine property. Also, Idaho has state programs for mine safety and health regulation and enforcement. In addition, the Company’s Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Mining, environmental and labor authorities may inspect the Company’s operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Regulations and the results of inspections, whether in the United States or Mexico, may have a significant effect on the Company’s operating costs.

Legislative and regulatory bodies at the federal and state levels, including MSHA and OSHA, have recently promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergency issues. Although some new laws, regulations and policies are in place, these legislative and regulatory efforts are still ongoing. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on the Company’s operating costs, but it may increase its costs and those of its competitors.

Other Environmental Laws

The Company is required to comply with numerous other foreign, federal, state and local environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, the U.S. Emergency Planning and Community Right-to-Know Act and Resource Conservation and Recovery Act and various permits regulating road construction and drilling at the Company’s Los Gatos, El Doctor, Mina Grande, Niko, Zacatlan and Zaragoza zones.

Facilities and Employees

As discussed above, the Company owns and leases land at the Sunshine Mine property, the Los Gatos Project and the Company’s other exploration properties in Mexico. The Company also leases its executive office space at 370 17th Street, Suite 3800, Denver, Colorado, which lease expires April 30, 2012, subject to a renewal option.

As of September 30, 2011, the Company had 61 full-time employees in the United States and 98 full-time employees in Mexico. The Company also has a management agreement, which will continue following the offering, with Tigris Financial Group Ltd., one of the Company’s stockholders, and several consultants providing additional management, accounting and financial services. See “Certain Relationships and Related Party Transactions.” The Company believes that its employee relations are good, and plans to continue to hire employees as its operations expand. The Company expects the number of employees to increase following the offering as it increases its exploration efforts and prepares to operate as a public company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses—Exploration Expenses” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses—General and Administrative Expenses.”

Legal Proceedings

From time to time, the Company may become subject to various legal proceedings that are incidental to the ordinary conduct of its business. Although the Company cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, it makes provision for potential liabilities when it deems them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments.

Stonehill Capital Management LLC and Highwood Partners, LP, debtor-in-possession, or DIP, lenders to SPMI, a prior owner of the Sunshine Mine, have asserted a mortgage claim against certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5 million, but the Lenders are claiming that they were owed $71.2 million as of March 31, 2011 including accrued interest and penalties, and further, that this amount continues to accrue interest at a compounded monthly rate of 25%. Additionally, they are seeking an award of their attorneys’ fees and costs. The Company filed a complaint in the District Court of Shoshone County, Idaho, on September 23, 2010 to declare the alleged mortgage unenforceable. The DIP lenders filed an action before the same court to enforce the mortgage. The two actions have been consolidated for purposes of an eventual trial. The Company is currently engaged in discovery and no material motions are currently scheduled for hearing. The Company intends to defend vigorously against the claims and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, and while the Company believes it has valid defenses in this matter, there can be no assurance as to the ultimate outcome of this action.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers, directors and director nominees of Sunshine Silver, as of the date of this prospectus:

Name	Age	Position
Stephen Orr	56	Executive Chairman and Chief Executive Officer
Roger Johnson	54	Chief Financial Officer
John Galassini	48	Chief Operating Officer
Philip Pyle	55	Vice President Exploration
Jeffrey Reeser	45	General Counsel
John Ellis	76	Director
Marc Faber	65	Director
Wayne Kirk	68	Director
William Natbony	60	Director
Michael S. Parrett	60	Director
David Peat	59	Director
Robert A. Quartermain	56	Director
Diana Walters	48	Director

Biographical Information

Stephen Orr has served as our Executive Chairman since May 2011 and Chief Executive Officer since June 2011. Mr. Orr has 34 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Most recently, Mr. Orr was President, Director and Chief Executive Officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company. Prior to joining Ventana Gold Corp. in September 2009, Mr. Orr was a Director and Chief Executive Officer of OceanaGold Limited, a position he held for five years, where under his leadership OceanaGold built and commissioned two new mines in New Zealand and increased production by 90%. Prior to that time, Mr. Orr was Vice President of North American Operations, then Managing Director of Australia and Africa operations, for Barrick Gold Corporation. Before joining Barrick, he spent 20 years with Homestake Mining Company in a number of increasingly senior positions, including President and Chief Executive Officer for Homestake Canada Inc. Since June 2010, Mr. Orr has been a Director of GoldQuest Mining Corp. Mr. Orr’s more than 30 years of experience in the international mining industry at both executive and operational levels renders him qualified to be one of our Directors. Mr. Orr is a resident of Denver, Colorado.

Roger Johnson was appointed Chief Financial Officer in March 2011. Mr. Johnson previously served in a number of senior roles for Newmont Mining Corporation from 2003-2011, most recently as Vice President and Chief Accounting Officer from 2008-2011. Mr. Johnson also served as Senior Vice President, Finance and Administration at Pasminco Zinc, Inc. in 2002 and 2003. He also served in a number of senior roles, including as Vice President, Controller, for Kennecott Utah Copper Corporation, a major business unit of Rio Tinto plc, from 1989-2002. Prior to joining Rio Tinto, Mr. Johnson practiced public accounting for ten years with Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Johnson is a Certified Public Accountant. He has two degrees from the University of Utah, a Masters of Professional Accountancy and a B.S. in Accounting. Mr. Johnson is a resident of Denver, Colorado.

John Galassini was appointed Chief Operation Officer in August 2011. Mr. Galassini served as Regional Vice President, North American Operations for Kinross Gold Corporation from 2009 to 2011. In this role, he was responsible for all of the company’s exploration and mining operations in North America. Prior to joining Kinross Gold Corporation, Mr. Galassini had a 22-year career with Phelps Dodge (now Freeport McMoRan). He held various positions of increasing responsibility, including assignments with Phelps Dodge in Arizona, New Mexico and Chile. In 2006 he was named Senior Vice-President, North America, and in 2007 was appointed Senior Vice-President, Americas. Mr. Galassini served on the Board of Directors for the National Mining Association, and is a member of the Society for Mining, Metallurgy, and Exploration, or SME. He is past chairman of the Morenci Section of SME, and in 2006 he was named Distinguished Alumnus at the College of Engineering at New Mexico State University. Mr. Galassini received his Bachelor of Science degree in chemical engineering from New Mexico State University. Mr. Galassini is a resident of Denver, Colorado.

Philip Pyle was appointed Vice President Exploration in June 2011. Mr. Pyle has served as Vice President – Exploration for Los Gatos Ltd. since June 2008. Mr. Pyle previously served in the role of Exploration Manager for Linear Gold Corp. (now Brigus Gold Corp.) from September 2003 to June 2008. Mr. Pyle served as Exploration manager for MIM Exploration Pty Ltd. from June 1997 to September 2003. Mr. Pyle served as Exploration Manager for BHP Minerals International Exploration Inc. from 1985 to 1997. He also served as a geologist for AMAX Exploration Inc. from 1979 to 1985. Mr. Pyle is a resident of Houston, Texas.

Jeffrey Reeser was appointed General Counsel in July 2011. Mr. Reeser previously served as Vice President and Corporate Secretary of Newmont Mining Corporation between 2007-2011. Prior to joining Newmont, Mr. Reeser was legal director at Sun Microsystems, a Fortune 500 technology company, where he was lead counsel responsible for establishing and managing legal support for the company’s global joint ventures and technical services organizations. Prior to this, Mr. Reeser practiced law for seven years as a partner and associate at the law firms of Baker & Hostetler, LLP, and Parcel, Mauro, Hultin & Spaanstra, P.C., where he focused on mining law and corporate matters for various regional and multinational natural resources companies. He holds two degrees from the University of Colorado, a J.D. from the School of Law and a B.S. (with honors) in business finance. Mr Reeser is a resident of Denver, Colorado.

John Ellis has served as a member of our Board of Directors since September 2011. Mr. Ellis is a professional engineer registered in British Columbia. He has worked in senior management positions in the mining industry for the past 45 years, including the past 11 years as a consultant. He was a Director of the Mining Association of Manitoba, the Mining Association of Canada and the National Mining Association. He has served as Director of Anglogold North America Inc., Hudson Bay Mining and Smelting Company, Inc., Inspiration Resources Corp., Cashman Equipment Co., Queenstake Resources, Ltd., Lunden L.C., Mexivada Mining Corp., Canadian Potash Corp. and Royal Coal Corp. Mr. Ellis was Chairman and CEO of Anglogold North America Inc., Independence Mining Company, Inc., Hudson Bay Mining and Smelting Co., Limited and was Senior Vice-President of Inspiration Resources Corp., Inspiration Copper Co. and Inspiration Coal Inc. He was also Vice-President of Operations for CVRD-Inco PTI Indonesia and Managing Director CVRD-Inco for Voisey’s Bay Nickel Company. For the past 11 years he has consulted for AngloGold Ashanti Limited, CVRD-Inco, Queenstake Resources, Ltd., BHP Billiton Ltd., Century Aluminum Company, NovaGold Resources Inc. and a number of other companies. Mr. Ellis graduated from Haileybury School of Mines and from Montana University of Science and Technology with a degree in Metallurgy. Mr. Ellis’ academic training in the field of metallurgy, plus his many years of experience in the mining industry, in both technical and managerial positions, render him qualified to serve as one of our Directors. Mr. Ellis is a resident of Spring Creek, Nevada.

Marc Faber has served as a member of our Board of Directors since September 2011. Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines Ltd., Sprott Inc. and NovaGold Resources Inc. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold—Asia’s Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his Ph.D. in Economics magna cum laude from the University of Zurich. Through his many years of experience in the finance and investment management industry, Dr. Faber provides our Board of Directors with financial analysis, risk management and strategic expertise, which render him qualified to serve as one of our Directors. Mr. Faber is a resident of Chiangmai, Thailand.

Wayne Kirk has served as a member of our Board of Directors since September 2011. Mr. Kirk currently holds directorships and is the Chairman of the Nominating and Corporate Governance Committees at each of Anooraq Resources Corporation, Gabriel Resources Ltd., Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Ltd. He is also Chairman of the Corporate Governance and Nominating Committee and Compensation Committee of Electrum Ltd. Mr. Kirk spent 26 years specializing in corporate and business law, including mergers and acquisitions, securities law and mining, with the firm of Thelen, Marrin Johnson & Bridges in San Francisco, California. From 1992-2001, he was Vice President, General Counsel and Corporate Secretary for Homestake Mining Company, which was acquired by Barrick Gold Corporation in December 2001. From 2002 until his retirement in 2004, Mr. Kirk was Special Counsel at Thelen Reid & Priest LLP, where he specialized in corporate and business law, including public company corporate governance. Mr. Kirk holds a B.A. in Economics from the University of California-Berkeley and an LL.B. from Harvard Law School. Mr. Kirk’s legal training and experience as a seasoned corporate and business lawyer, as well as his expertise in public company corporate governance, render him qualified to serve as one of our Directors. Mr. Kirk is a resident of Orcas, Washington.

William Natbony has served as a member of our Board of Directors since June 2011. Mr. Natbony is Chairman of Tigris Financial Group Ltd. Prior to joining Tigris in May 2007, Mr. Natbony was a senior partner at the international law firm of Katten Muchin Rosenman LLP. Mr. Natbony serves on the Advisory Board of the Mount Sinai Department of Medicine and is a member of the Strategic Planning Committee of the University of Miami Miller School of Medicine Transplantation Center. Mr. Natbony is also a member of the Board of Directors of Panthera Corp. and The Orianne Society, charities that are leaders in their areas of conservation and environmental preservation. Mr. Natbony received a B.A., cum laude, from Queens College of the City University of New York, a J.D. from NYU School of Law and an LL.M. (in Taxation) from NYU School of Law. He was a Research fellow at Yale Law School and Professor at New York Law School. Mr. Natbony brings to our Board of Directors his eclectic mix of experience as a chairman of a financial services company, a senior partner of an international law firm and a board member of numerous organizations in both private and public sectors, which renders him qualified to be one of our Directors. Mr. Natbony is a resident of Old Westbury, New York.

Michael S. Parrett has served as a member of our Board of Directors since September 2011. Mr. Parrett has served as a member of the Board of Directors of Pengrowth Corporation since 2004 and of Stillwater Mining Company since 2009. In June 2011, he was appointed Chairman of Mongolia Minerals Corporation, a private corporation. He was on the Board of Directors of Gabriel Resources Ltd. from 2003-2010 and was Chairman from December 2005 through 2010. From 2003 until 2008, Mr. Parrett was a Director and Trustee of Fording Canadian Coal Trust. During 2002-2003 and the first quarter of 2004, Mr. Parrett served as a financial consultant to Stillwater Mining Company. From 1990-2001 he was, at various times, Chief Financial Officer, President of Rio Algom Mining Corp. and Chief Executive of BHP Billiton Base Metals. From 1983-1989 Mr. Parrett performed various financial functions, including Controller, Chief Financial Officer, Treasurer, Controller Marketing and Director Internal Audit at Falconbridge Limited. Mr. Parrett is a chartered accountant and received his B.A. from York University. Mr. Parrett’s accounting background, plus his past executive roles in and his services on the boards of various mining companies, render him qualified to serve as one of our Directors. Mr. Parrett is a resident of Aurora, Ontario, Canada.

David Peat has served as a member of our Board of Directors since September 2011. Mr. Peat has over 25 years of experience in financial leadership in support of mining corporations. Since 2006, he has been a Director and Chairman of the Audit Committee of Brigus Gold Corp. He has also been a Director and Chairman of the Audit Committee of Gabriel Resources Ltd., since 2010. Mr. Peat was Acting Chief Financial Officer of Gabriel Resources Ltd. from December 10, 2010 through March 9, 2011. Mr. Peat was Vice President and Chief Financial Officer of Frontera Copper Corporation from 2006-2009, Vice President and Global Controller of Newmont Mining Corporation from 2002-2004, and Vice President of Finance and Chief Financial Officer of

Homestake Mining Company from 1999-2002. Mr. Peat started his career with Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978. He received his B.Com., Honors in Business Administration from the University of Windsor in 1976 and a B.A., Economics from the University of Western Ontario in 1975. Mr. Peat’s academic training in business and economics and his extensive experience in corporate finance and accounting render him qualified to serve as one of our Directors. Mr. Peat is a resident of Fernandina Beach, Florida.

Robert A. Quartermain has served as a member of our Board of Directors since September 2011. Dr. Quartermain is the President and Chief Executive Officer of Pretium Resources Inc., a gold development company with projects in Northern British Columbia. He served as the President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 to January 2010. Over this period, Silver Standard grew from a small exploration company to a major silver company with a market capitalization of over $2 billion, one producing mine, five advanced exploration and development properties and a pipeline of early stage exploration properties. Dr. Quartermain has over 35 years of experience in the resource industry and holds a B.Sc. degree in geology from the University of New Brunswick, an M.Sc. degree in mineral exploration from Queen’s University and was awarded a honorary D.Sc. degree from the University of New Brunswick in May 2009. Dr. Quartermain’s current and past experiences as chief executive officers of small and large companies in the mining industry render him qualified to serve as one of our Directors. Dr. Quartermain is a resident of Vancouver, British Columbia, Canada.

Diana Walters has served as a member of our Board of Directors since June 2011, and was designated by Liberty Metals & Mining and elected to our Board of Directors based on a stockholders agreement which will terminate immediately prior to the closing of this offering. Ms. Walters is the President and Chief Executive Officer of Liberty Metals & Mining and has over 20 years of experience in management positions with energy and mining companies. Liberty Metals & Mining is a wholly-owned subsidiary of Liberty Mutual Group, and makes investments in the metals and mining sector. Before joining Liberty Mutual Group, Ms. Walters was a Managing Partner of Eland Partners, LLC, a natural resources advisory firm from 2007-2010. Prior to that, Ms. Walters was Managing Director for the Global Investment Banking Resources and Energy Group of HSBC Securities (USA) Inc. in New York from 2004-2007. From 1987-2007, Ms. Walters held various management positions in financial institutions in New York and Texas where her major emphasis was corporate finance origination and execution for international and independent energy and mining companies. Ms. Walters currently serves as an independent Director of Allana Potash Corp. Ms. Walters graduated from the University of Texas at Austin with a B.A. in Plan II and an M.A. in Energy and Mineral Resources. Ms. Walters’ academic training in energy and mineral resources, her many years of experience in management positions with energy and mining companies and her prior leadership roles in various financial institutions render her qualified to serve as one of our Directors. Ms. Walters is a resident of North Salem, New York.

Board Composition

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than three directors and not more than              directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the conclusion of this offering, we will have nine directors: Stephen Orr, John Ellis, Marc Faber, Wayne Kirk, William Natbony, Michael S. Parrett, David Peat, Robert A. Quartermain and Diana Walters.

Initially, our Board of Directors will consist of a single class of directors each serving one year terms. Once Electrum no longer beneficially owns more than 50% of our outstanding shares of common stock, our Board of Directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms (other than directors that may be elected by holders of our preferred shares, if any). Following this offering, Electrum will hold     % of our outstanding shares of common stock, and Liberty Metals & Mining will hold     % of our outstanding common stock. Electrum and Liberty Metals & Mining will have certain director nomination rights pursuant to a stockholders agreement that we intend to enter into in connection with this offering, and Electrum will otherwise have control over the outcome of director elections. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

We have determined that each of             ,             ,             ,             ,             ,              and              will be an independent director within the meaning of the applicable rules of the SEC and NYSE and that each of             ,              and              is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our board has determined that              is a financial expert within the meaning of the applicable rules of the SEC and NYSE.

Board Committees

The Executive Committee will consist of Stephen Orr (chair), William Natbony and Diana Walters. The Executive Committee will operate pursuant to a charter approved by the Board of Directors. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors, subject to such limitations as the Board of Directors and/or applicable law may from time to time impose.

The Audit Committee will consist of David Peat (chair), Wayne Kirk and Michael Parrett, and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by the Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related person transactions for the purpose of recommending to the disinterested members of the Board of Directors that the transaction should be ratified and approved. See “Certain Relationships and Related Party Transactions.”

The Compensation and Nominating Committee will consist of Wayne Kirk (chair), Marc Faber and Robert Quartermain, and will be comprised entirely of independent directors. The Compensation and Nominating Committee will operate pursuant to a charter approved by the Board of Directors. The Compensation and Nominating Committee will determine and approve the level of compensation for the Chief Executive Officer and Chairman. The Compensation and Nominating Committee will also recommend and advise the Board of Directors with respect to the compensation of directors and other executive officers. The Compensation and Nominating Committee will make recommendations to the Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation and Nominating Committee will identify and nominate members for election to the Board of Directors and develop and recommend to the Board of Directors corporate governance principles applicable to us. The Compensation and Nominating Committee will also oversee the annual evaluation of the Board of Directors’ performance.

The Technical Committee will consist of John Ellis (chair), Michael Parrett and Stephen Orr. The Technical Committee will operate pursuant to a charter approved by the Board of Directors. The Technical Committee will be responsible for the review of environmental, health and safety performance of the Company, and mineralized material, resource and reserve reporting.

The Finance Committee will consist of William Natbony (chair), Marc Faber and Diana Walters. The Finance Committee will operate pursuant to a charter approved by the Board of Directors. The Finance Committee will be responsible for assisting the Board of Directors in its oversight of the major investments and financial risk management programs, policies and processes of the Company.

Code of Business Conduct and Ethics

Prior to the closing of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code to an employee may be granted only by the Chief Executive Officer, Chief Financial Officer or General Counsel. Only the Board of Directors or a designated committee of the Board of Directors may provide waivers involving any of our directors or executive officers. All waivers granted to our directors and executive officers will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

COMPENSATION DISCUSSION AND ANALYSIS

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. Prior to March 1, 2011, our predecessor companies were managed under advisory services arrangements with our principal stockholders and we did not have employees or executive officers.

Currently, our management consists of our Executive Chairman, who is also our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer, our Vice President Exploration, and our General Counsel. In this prospectus, we refer to these individuals as our Named Executive Officers or NEOs. All of our NEOs were hired in 2011 and did not receive any compensation for services to us prior to 2011. We are in the process of hiring additional key executives to complete our management team.

We discuss the employment agreements we have entered into with our NEOs below. Each of these agreements resulted from arm’s length negotiation with the respective executive. We believed that these employment packages were necessary in order to induce these individuals to leave their prior employment, enter into employment with us and strive to make our business plan a success.

We intend to form a Compensation and Nominating Committee in connection with this offering. We expect that the Compensation and Nominating Committee will continue the basic elements of compensation that are reflected in the executive employment contracts discussed below: base salary, annual incentive compensation and equity-based long-term incentive awards such as stock options. As we engage additional executives, we expect that the Compensation and Nominating Committee will further refine its objectives and philosophy with regard to executive compensation, with the goal of attracting and retaining skilled executives to implement our business plan.

Employment Agreements with Named Executive Officers

Employment Agreement with Mr. Orr

We entered into an employment agreement with Mr. Orr, dated as of May 3, 2011. He commenced employment as our Executive Chairman effective as of May 4, 2011 and has been our Chief Executive Officer since June 2011.

Base Salary. Mr. Orr receives an annual base salary of $500,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Orr was granted an option to purchase 125,000 shares of our common stock. Upon the consummation of this offering, Mr. Orr will be granted an option to purchase an additional 125,000 shares of our common stock.

Benefits and Perquisites. Mr. Orr will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Orr has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Orr has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Orr will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below in the footnotes to the table under “—Potential Payments Upon Termination or Change in Control.”

Employment Agreement with Mr. Johnson

We entered into an employment agreement with Mr. Johnson, dated as of February 28, 2011, and he commenced employment as our Chief Financial Officer effective as of March 9, 2011.

Base Salary. Mr. Johnson receives an annual base salary of $330,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

One-Time Bonus. Upon commencement of his employment with us, Mr. Johnson received a one-time bonus of $600,000 as compensation for forgoing his stock options from his prior employer.

Annual Bonus. Mr. Johnson will be eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus equal to 67% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of target bonus may range from 33% of base salary to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Johnson as determined by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Johnson was granted an initial option to purchase 35,000 shares of our common stock and a regular option to purchase 3,600 shares of our common stock. If Mr. Johnson is still employed by us on February 1, 2012, he will be granted an option to purchase an additional 3,600 shares of our common stock on February 1, 2012. If Mr. Johnson is still employed by us on February 1, 2013, he will be granted an option to purchase an additional 3,600 shares of our common stock on February 1, 2013.

Benefits and Perquisites. Mr. Johnson will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Johnson has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Johnson has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Johnson will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below in the footnotes to the table under “—Potential Payments Upon Termination or Change in Control.”

Employment Agreement with Mr. Galassini

We entered into an employment agreement with Mr. Galassini, dated as of July 7, 2011, and he commenced employment as our Chief Operating Officer effective as of August 8, 2011.

Base Salary. Mr. Galassini receives an annual base salary of $350,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Annual Bonus. Mr. Galassini will be eligible to participate in a bonus plan pursuant to which, at the end of 2011, he will be entitled to receive an annual target bonus in the amount of 50% of his base salary and up to 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Galassini as determined by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Galassini was granted an option to purchase 150,000 shares of our common stock.

Benefits and Perquisites. Mr. Galassini will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Galassini has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Galassini has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Galassini will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below in the footnotes to the table under “—Potential Payments Upon Termination or Change in Control.”

Employment Agreement with Mr. Pyle

We entered into an employment agreement with Mr. Pyle, dated as of June 1, 2011, and he commenced employment as our Vice President Exploration effective as of June 1, 2011.

Base Salary. Mr. Pyle receives an annual base salary of $200,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Annual Bonus. Mr. Pyle will be eligible to participate in a bonus plan pursuant to which, at the end of 2011, he will be entitled to receive an annual target bonus in the amount of 50% of his base salary and up to 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Pyle as determined by the Compensation and Nominating Committee.

Benefits and Perquisites. Mr. Pyle will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Pyle has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Pyle has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Pyle will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below in the footnotes to the table under “—Potential Payments Upon Termination or Change in Control.”

Amendment to Employment Agreement. On September 6, 2011, we amended Mr. Pyle’s employment agreement to increase his annual base salary to $250,000. This change was retroactive to August 1, 2011. All other terms and conditions of Mr. Pyle’s employment agreement remain unaffected.

Employment Agreement with Mr. Reeser

We entered into an employment agreement with Mr. Reeser, dated as of June 20, 2011, and he commenced employment as our General Counsel effective as of July 18, 2011.

Base Salary. Mr. Reeser receives an annual base salary of $300,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Annual Bonus. Mr. Reeser will be eligible to participate in a bonus plan pursuant to which, at the end of 2011, he will be entitled to receive an annual target bonus in the amount of 50% of his base salary and up to 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Reeser as determined by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Reeser was granted an option to purchase 100,000 shares of our common stock.

Benefits and Perquisites. Mr. Reeser will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Reeser has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Reeser has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Reeser will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below in the footnotes to the table under “— Potential Payments Upon Termination or Change in Control.”

Note: Because the NEOs received no compensation for services to us prior to 2011, the following tables summarize the NEOs’ compensation for 2011.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each NEO in 2011.

2011 Summary Compensation Table

Name and Principal Position(a)	Year(b)	Salary ($) (c)(1)	Bonus ($) (d)		Option Awards ($) (f)(2)	Non-Equity Incentive Plan Compensation ($) (g)		All Other Compensation ($) (i)		Total ($) (j)
Stephen Orr Executive Chairman and Chief Executive Officer	2011	332,877	—		1,122,500	—		—		1,455,377

Roger P. Johnson Chief Financial Officer	2011	270,600	600,000	(3)	392,176	181,302	(4)	13,200	(5)	1,457,278

John Galassini
Chief Operating Officer	2011	140,000	—		2,632,500	70,000	(6)	—		2,842,500

Philip Pyle Vice President Exploration	2011	137,500	—		—	69,400	(7)	—		206,900

Jeffrey Reeser
General Counsel	2011	138,000	—		2,269,000	69,000	(8)	—		2,483,500

(1)	This column reflects each NEO’s current base salary, prorated for performance year 2011 from the date employment was commenced.
(2)	This column reflects the grant date fair value of stock options granted to each NEO in 2011, determined in accordance with FASB ASC Topic 718.

(3)	This figure represents a one-time bonus Mr. Johnson received when he commenced employment with us as compensation for forgoing his stock options from his prior employer.
(4)	This figure represents Mr. Johnson’s annual target bonus under his employment agreement, prorated for performance year 2011 because he commenced employment with us in March 2011. The amount actually earned will be determined by the Compensation and Nominating Committee taking into account the performance of the Company and Mr. Johnson in 2011.
(5)	This figure estimates the Company’s matching contributions to Mr. Johnson’s 401(k) account in 2011.
(6)	This figure represents Mr. Galassini’s annual target bonus under his employment agreement, prorated for performance year 2011 because he commenced employment with us in August 2011. The amount actually earned will be determined by the Compensation and Nominating Committee taking into account the performance of the Company and Mr. Galassini in 2011.
(7)	This figure represents Mr. Pyle’s annual target bonus under his employment agreement, as amended, prorated for performance year 2011 because he commenced employment with us in June 2011. The amount actually earned will be determined by the Compensation and Nominating Committee taking into account the performance of the Company and Mr. Pyle in 2011.
(8)	This figure represents Mr. Reeser’s annual target bonus under his employment agreement, prorated for performance year 2011 because he commenced employment with us in July 2011. The amount actually earned will be determined by the Compensation and Nominating Committee taking into account the performance of the Company and Mr. Reeser in 2011.

Grants of Plan-Based Awards

The table below provides information about equity and non-equity awards granted to the NEOs in 2011.

2011 Grants of Plan-Based Awards

Name (a)	Grant Date (b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh)(k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Stephen Orr	5/4/2011		—	—	—	125,000	27.65	1,122,500

Roger P. Johnson	3/9/2011	(1)	0	181,302	270,600	—	—	—
	3/9/2011		—	—	—	35,000	13.825	355,600
	3/9/2011		—	—	—	3,600	13.825	36,576

John Galassini	8/8/2011	(2)	0	70,000	140,000	—	—	—
	8/8/2011		—	—	—	150,000	27.65	2,632,500

Philip Pyle	6/1/11	(3)	0	69,400	138,800	—	—	—

Jeffrey Reeser	7/18/2011	(4)	0	69,000	138,000	—	—	—
	7/18/2011		—	—	—	100,000	27.65	2,269,000

(1)	Mr. Johnson is eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus in the amount of 67% of base salary, prorated for performance year 2011 because he commenced employment with us in March 2011. The maximum payout of Mr. Johnson’s 2011 annual bonus will be 100% of his base salary (also prorated for performance year 2011 because he commenced employment with us in March 2011).

(2)	Mr. Galassini is eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus in the amount of 50% of base salary, prorated for performance year 2011 because he commenced employment with us in August 2011. The maximum payout of Mr. Galassini’s 2011 annual bonus will be 100% of his base salary (also prorated for performance year 2011 because he commenced employment with us in August 2011).
(3)	Mr. Pyle is eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus in the amount of 50% of base salary, prorated for performance year 2011 because he commenced employment with us in June 2011. The maximum payout of Mr. Pyle’s 2011 annual bonus will be 100% of his base salary (also prorated for performance year 2011 because he commenced employment with us in June 2011).
(4)	Mr. Reeser is eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus in the amount of 50% of base salary, prorated for performance year 2011 because he commenced employment with us in July 2011. The maximum payout of Mr. Reeser’s 2011 annual bonus will be 100% of his base salary (also prorated for performance year 2011 because he commenced employment with us in July 2011).

[We anticipate granting additional options to certain NEOs on the initial public offering pricing date, which options will include the additional options Mr. Orr will be entitled to receive upon the consummation of this offering under the terms of his employment agreement.]

Outstanding Equity Awards at Fiscal Year-End

The table below provides information on the projected holdings of equity awards (which are comprised of only stock options) by the NEOs on December 31, 2011.

2011 Outstanding Equity Awards at Fiscal Year-End

Name (a)	Option Awards
	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)		Option Exercise Price ($) (e)	Option Expiration Date (f)
Stephen Orr	—	125,000	(1)	27.650	5/3/2021

Roger P. Johnson	—	35,000	(2)	13.825	3/8/2021
	—	3,600	(3)	13.825	3/8/2021

John Galassini	—	150,000	(4)	27.650	8/7/2021

Jeffrey Reeser	—	100,000	(5)	27.650	7/17/2021

(1)	This represents the option granted to Mr. Orr when he commenced employment with us. One-third of this option will vest on May 4 of each of 2012, 2013 and 2014.
(2)	This represents the initial option granted to Mr. Johnson when he commenced employment with us. The first half of this option will vest on March 9, 2012, and remaining half will vest on March 9, 2013.
(3)	This represents the regular option granted to Mr. Johnson when he commenced employment with us. One-third of this option will vest on March 9 of each of 2012, 2013 and 2014.
(4)	This represents the option granted to Mr. Galassini when he commenced employment with us. One-third of this option will vest on August 8 of each of 2012, 2013 and 2014.
(5)	This represents the option granted to Mr. Reeser when he commenced employment with us. One-third of this option will vest on July 18 of each of 2012, 2013 and 2014.

Potential Payments Upon Termination or Change in Control

The table below describes the payments and benefits to which each NEO will be entitled if his employment is terminated on or before December 31, 2011 (i) by him without good reason, (ii) by us for cause, (iii) by us without cause or by him for good reason (without a change in control), (iv) by us without cause or by him for good reason within one year of a change in control, (v) due to his death or (vi) due to his disability. All amounts are estimates only, and actual amounts will vary depending upon the facts and circumstances applicable at the time of the triggering event.

Name	Termination Scenario	Base Salary ($)	Annual Bonus ($)	Accelerated Vesting of Unvested Stock Options ($)	Health Benefit Continuation ($)	Total ($)
Stephen Orr	Voluntary termination without good reason(1)	—	—	—	—	—
	Involuntary termination for cause(2)	—	—	—	—	—
	Involuntary termination without cause or voluntary termination for good reason(3)	500,000	—	—	21,345	521,345
	Involuntary termination without cause or voluntary termination for good reason within one year of a change in control(4)	1,000,000	—	—	32,022	1,032,022
	Death(5)	—	—	(6)	—	(6)
	Disability(7)	—	—	(6)	—	(6)

Roger P. Johnson	Voluntary termination without good reason(8)	—	—	—	—	—
	Involuntary termination for cause(9)	—	—	—	—	—
	Involuntary termination without cause or voluntary termination for good reason(10)	550,000	181,302	(6)	17,556	748,858	(6)
	Involuntary termination without cause or voluntary termination for good reason within one year of a change in control(11)	660,000	181,302	(6)	26,334	867,636	(6)
	Death(12)	—	181,302	(6)	—	181,302	(6)
	Disability(13)	—	181,302	(6)	—	181,302	(6)

John Galassini	Voluntary termination without good reason (14)	—	—	—	—	—
	Involuntary termination for cause (15)	—	—	—	—	—
	Involuntary termination without cause or voluntary termination for good reason (16)	350,000	70,000	—	20,584	420,000
	Involuntary termination without cause or voluntary termination for good reason within one year of a change in control (17)	700,000	70,000	—	30,876	770,000	(6)
	Death (18)	—	70,000	(6)	—	70,000	(6)
	Disability (19)	—	70,000	(6)	—	70,000	(6)

Name	Termination Scenario	Base Salary ($)	Annual Bonus ($)	Accelerated Vesting of Unvested Stock Options ($)	Health Benefit Continuation ($)	Total ($)
Philip Pyle	Voluntary termination without good reason (20)	—	—	—	—	—
	Involuntary termination for cause (21)	—	—	—	—	—
	Involuntary termination without cause or voluntary termination for good reason (22)	250,000	69,400	—	21,345	340,745
	Involuntary termination without cause or voluntary termination for good reason within one year of a change in control (23)	500,000	69,400	—	32,017	601,417
	Death (24)	—	69,400	—	—	69,400
	Disability (25)	—	69,400	—	—	69,400

Jeffrey Reeser	Voluntary termination without good reason (26)	—	—	—	—	—
	Involuntary termination for cause (27)	—	—	—	—	—
	Involuntary termination without cause or voluntary termination for good reason (28)	300,000	69,000	—	18,302	387,302
	Involuntary termination without cause or voluntary termination for good reason within one year of a change in control (29)	600,000	69,000	—	27,454	696,454	(6)
	Death (30)	—	69,000	(6)	—	69,000	(6)
	Disability (31)	—	69,000	(6)	—	69,000	(6)

(1)	If Mr. Orr voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any outstanding stock options, to the extent exercisable at termination, will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.
(2)	If we terminate Mr. Orr’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.
(3)	If we terminate Mr. Orr’s employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary and (ii) if he timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(4)	If there is a change in control and within one year of the change in control we terminate Mr. Orr’s employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary and (ii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(5)	If Mr. Orr’s employment is terminated due to death, he will not be entitled to any payments or benefits. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(6)	The value of the accelerated vesting of unvested stock options will be the “spread” between the exercise price of such options and the fair market value of our common stock on December 31, 2011.
(7)	If Mr. Orr’s employment is terminated due to disability, he will not be entitled to any payments or benefits. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

(8)	If Mr. Johnson voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any outstanding stock options, to the extent exercisable at termination, will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.
(9)	If we terminate Mr. Johnson’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.
(10)	If we terminate Mr. Johnson’s employment without cause or Mr. Johnson voluntarily terminates his employment for good reason, he will be entitled to: (i) 20 months of base salary, (ii) a prorated annual bonus determined by multiplying the annual bonus he otherwise would have been earned by a fraction, the numerator of which is the number of days that elapsed between January 1 of the year of termination and the termination date, and the denominator of which is 365, or Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. All outstanding stock options will cease vesting, except that his initial option to purchase 35,000 shares of our common stock will fully vest, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(11)	If there is a change in control and within one year of the change in control we terminate Mr. Johnson’s employment without cause or Mr. Johnson voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) his Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. All outstanding stock options will cease vesting, except that his initial option to purchase 35,000 shares of our common stock will fully vest, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(12)	If Mr. Johnson’s employment is terminated due to death, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(13)	If Mr. Johnson’s employment is terminated due to disability, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(14)	If Mr. Galassini voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any outstanding stock options, to the extent exercisable at termination, will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.
(15)	If we terminate Mr. Galassini’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.
(16)	If we terminate Mr. Galassini’s employment without cause or Mr. Galassini voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(17)	If there is a change in control and within one year of the change in control we terminate Mr. Galassini’s employment without cause or Mr. Galassini voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(18)	If Mr. Galassini’s employment is terminated due to death, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(19)	If Mr. Galassini’s employment is terminated due to disability, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(20)	If Mr. Pyle voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any outstanding stock options, to the extent exercisable at termination, will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.
(21)	If we terminate Mr. Pyle’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.
(22)

If we terminate Mr. Pyle’s employment without cause or Mr. Pyle voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(23)	If there is a change in control and within one year of the change in control we terminate Mr. Pyle’s employment without cause or Mr. Pyle voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(24)	If Mr. Pyle’s employment is terminated due to death, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(25)	If Mr. Pyle’s employment is terminated due to disability, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(26)	If Mr. Reeser voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any outstanding stock options, to the extent exercisable at termination, will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.
(27)	If we terminate Mr. Reeser’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.
(28)	If we terminate Mr. Reeser’s employment without cause or Mr. Reeser voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(29)	If there is a change in control and within one year of the change in control we terminate Mr. Reeser’s employment without cause or Mr. Reeser voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. All outstanding stock options will cease vesting, and all vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.
(30)	If Mr. Reeser’s employment is terminated due to death, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.
(31)	If Mr. Reeser’s employment is terminated due to disability, he will be entitled to his Pro Rata Annual Bonus. All outstanding options will fully vest and will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Sunshine Silver Mines Corporation Long Term Incentive Plan

We have adopted the Sunshine Silver Mines Corporation Long Term Incentive Plan or the LTIP, which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants and non-employee directors. The purpose of the LTIP is to recognize the contributions made by our employees, consultants and directors and provide these individuals with an additional incentive to use maximum efforts for the future success of the Company. Stock options granted to Messrs. Orr, Johnson, Galassini and Reeser in 2011, as disclosed above, were granted under the LTIP. A total of 413,600 stock options were granted and are the only options that have been granted to date under the LTIP. Upon consummation of this offering, additional stock options will have been granted. See “Compensation Discussion and Analysis—Grants of Plan-Based Awards” and “Compensation Discussion and Analysis—Director Compensation.”

Plan Term. The LTIP expires after ten years, unless prior to that date the maximum number of shares available for issuance under the LTIP has been issued or our Board of Directors terminates the LTIP.

Authorized Shares. Subject to adjustment as described below, 2,000,000 shares of our common stock are available for awards to be granted under the LTIP. The number of shares that may be issued pursuant to stock awards (i.e., awards in the form of shares of our common stock, including restricted stock and share-settled restricted stock units which may be issued in tandem) may not exceed 2,000,000, and the number of shares that may be issued pursuant to incentive stock options may not exceed 2,000,000. Following the time at which the Company becomes subject to the deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, no employee of the Company may receive under the LTIP in any calendar year stock options and stock appreciation rights that relate to more than 200,000 shares, stock awards that relate to more than 200,000 shares or cash awards or cash-settled restricted stock units having a value determined on the grant date in excess of $5,000,000. If a stock option or stock appreciation right expires or otherwise terminates without having been exercised in full, or if any shares subject to a stock award are forfeited, the shares for which the stock option or stock appreciation right was not exercised or the shares so forfeited will again be available for issuance under the LTIP.

Administration. Our Board of Directors administers the LTIP and may also designate a committee composed of two or more non-employee directors to administer the LTIP. Any such committee so designated by our Board of Directors to administer the LTIP will comply with the legal requirements (if any) relating to the administration of the types of awards granted under the LTIP imposed by applicable corporate and securities laws, the Code and any stock exchange or national market system on which our common stock is then listed or traded. Our Board of Directors (or the designated committee) has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods), and construe and interpret the LTIP and awards under it.

Types of Awards. The LTIP provides for grants of stock options, stock appreciation rights, stock awards, cash awards and performance awards.

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Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our Board of Directors (or the designated committee) but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

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Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

•

Stock Awards. A stock award is an award in the form of shares of our common stock, including restricted stock and share-settled restricted stock units. Our Board of Directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

•	Cash Awards. A cash award is an award denominated in cash.

•

Performance Awards. A performance award is an award that is subject to the attainment of one or more performance goals, which will be set by our Board of Directors (or the designated committee). Our Board of Directors (or the designated committee) will also determine the terms, conditions and limitations applicable to any performance award. Performance awards that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code will be paid, vested or otherwise deliverable solely on the account of the attainment of one or more pre-established, objective performance goals, which will include revenue and income measures, expense measures, operating measures, cash flow measures, liquidity measures, leverage measures, market measures, return measures, corporate value measures and other measures such as those relating to acquisitions or dispositions.

Eligibility. Our employees, consultants and non-employee directors are eligible to receive awards under the LTIP, except that incentive stock options may only be granted to our employees.

Adjustments. In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a dividend payable in shares of our common stock or other stock split, our Board of Directors (or the designated committee) will proportionately adjust the terms of any outstanding awards and the number of shares issuable under the LTIP. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting our common stock or any distribution to holders of our common stock of securities or property (other than normal cash dividends or dividends payable in our common stock), our Board of Directors (or the designated committee) will proportionately adjust the terms of any outstanding awards and the number of shares issuable under the LTIP to the extent necessary to maintain the proportionate interest of the award holders and preserve, without exceeding, the value of such awards. In addition, in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, our Board of Directors may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and will be authorized to provide for the substitution or assumption of awards, the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, or the cash-out of awards.

Termination of Service and Change in Control. Upon a participant’s termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement. In the event of a change in control where stock options or stock appreciation rights are not continued, assumed (or substituted) by the Company (or surviving corporation or ultimate parent corporation in a change in control), unless otherwise provided in an applicable award agreement, our Board of Directors (or the designated committee) may provide for full or partial vesting or cash-out of any outstanding stock options or stock appreciation rights. Our Board of Directors (or the designated committee) may also provide in the applicable award agreement the terms and conditions that relate to the lapse of any restrictions on shares subject to any stock awards in the event of a change in control.

Amendment and Termination. Our Board of Directors (or the designated committee) has the right to amend award agreements issued to a participant, subject to the participant’s consent if such amendment is not favorable to the participant. Our Board of Directors may amend, suspend or terminate the LTIP, but no such amendment or termination will be made which would adversely affect any outstanding awards without the written consent of the affected participants. In addition, to the extent necessary to comply with Section 422 of the Code, Section 16b-3 of the Exchange Act, Section 613(i) of the Toronto Stock Exchange Company Manual or any other applicable law or regulation, including the requirements of any stock exchange or national market system on which our common stock is then listed, the Company will obtain shareholder approval of any plan amendment or termination.

Sunshine Silver Mines Corporation Annual Incentive Plan

We have adopted the Sunshine Silver Mines Corporation Annual Incentive Plan, under which our NEOs and other employees are eligible to receive annual cash bonuses. The purpose of the plan is to incentivize our executives and other employees to attain annual performance objectives, thereby furthering our best interests and those of our shareholders.

Eligibility. Each of our employees is eligible to receive an annual cash bonus under the plan for each fiscal year. Each employee who is employed for less than a full fiscal year will be eligible for a pro rata bonus for the year.

Executive Officer Bonuses. For each fiscal year, the Compensation and Nominating Committee will:

•	identify each executive officer who is eligible for an annual cash bonus under the plan;

•

establish objective criteria for determining the bonus payable to each executive officer based on his or her base salary, a specified target bonus percentage, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see “—Sunshine Silver Mines Corporation Long Term Incentive Plan”); and

•

approve the actual amount of the bonus payable to each executive officer based on the attainment of the applicable objective criteria, which amount the Compensation and Nominating Committee may decrease based on such subjective criteria as the Compensation and Nominating Committee deems appropriate, including without limitation, such executive officer’s individual performance.

Staff Bonuses. For each fiscal year, the Compensation and Nominating Committee will approve a bonus pool for employees who are not executive officers. The amount of the bonus pool will be based on the employees’ base salaries, specified target bonus percentages, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see “—Sunshine Silver Mines Corporation Long Term Incentive Plan”). Our Chief Executive Officer will recommend for the Compensation and Nominating Committee’s approval the actual amount of each employee’s bonus, based on the attainment of the applicable objective criteria and any subjective criteria as the Chief Executive Officer deems appropriate, including, without limitation, such employee’s individual performance. The aggregate amount of the employees’ bonuses for a fiscal year may not exceed the amount of the bonus pool approved by the Compensation and Nominating Committee for the year.

Maximum Annual Bonus. The plan specifies the maximum amount of annual cash bonus that can be paid under the plan to any eligible employee for a single fiscal year.

Amendment and Termination. The Compensation and Nominating Committee may amend or terminate the plan at any time.

Director Compensation

On September 7, 2011, in expectation of our initial public offering, we increased the size of our Board of Directors from three to nine members and instituted a director compensation policy. The director compensation policy as described below does not apply to Stephen Orr, our Executive Chairman and Chief Executive Office, whose compensation is set forth above in this “Compensation Discussion and Analysis.” Prior to September 7, 2011, our directors were not compensated by us.

Pursuant to our director compensation policy, each Board member will receive an annual cash retainer of $35,000 for Board service. Board members will also receive $1,500 for each Board and committee meeting attended (whether in person or by telephone), provided that directors who must travel inter-continentally to attend a Board or committee meeting in person will receive an additional $2,500. Directors who chair the Audit Committee and Compensation and Nominating Committee will each receive an additional annual retainer of $14,000 and directors who chair any other standing committee of the Board will each receive an additional annual retainer of $7,000. It is currently anticipated that our Board Committees will not be established until the time of our initial public offering. Following our initial public offering, we intend to implement a directors’ compensation deferral plan under which our directors will be able to defer their annual cash retainers and receive such deferred retainers in shares of our common stock.

In addition, on the initial public offering pricing date, each director will be granted (i) an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000 and (ii) an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000 multiplied by a fraction, the numerator of which will be the number of months from September 7, 2011 to the date of our next scheduled annual meeting of shareholders in 2012 and the denominator of which will be 12. The exercise price of such options will be the offering price. Beginning at the annual meeting of shareholders in 2012 and at each annual meeting of shareholders thereafter, each director will be granted an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000. The exercise of such option will be the fair market value of our common stock on the date of grant.

2011 Director Compensation

Name (a) (1)	Fees Earned or Paid in Cash ($) (b)(2)	Total ($) (h)(2)
John Ellis	18,500	18,500
Marc Faber	20,667	20,667
Wayne Kirk	26,833	26,833
William Natbony	20,000	20,000
Michael S. Parrett	19,167	19,167
David Peat	23,833	23,833
Robert A. Quartermain	20,667	20,667
Diana Walters	17,667	17,667

(1)	Compensation for Stephen Orr, our Executive Chairman and Chief Executive Officer, is not reflected herein as such compensation is fully reflected in “—2011 Summary Compensation Table” above.
(2)	The amount in this column reflects the prorated amount since September 7, 2011, plus any additional prorated annual amounts for chairs of the Audit Committee and Compensation and Nominating Committee and fees for Board and committee meetings during 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2008 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Formation and Merger

On February 22, 2011, Los Gatos Ltd. entered into an Agreement and Plan of Merger and Amalgamation, or the Merger Plan, with Sunshine Silver. Both entities were indirectly majority-owned by trusts primarily for the benefit of members of the immediate family of Dr. Kaplan. Pursuant to the Merger Plan, Los Gatos Ltd. merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos Ltd. ceased. Each outstanding preferred share and each issued and outstanding ordinary share of Los Gatos Ltd. was converted into approximately 0.15517 shares of our common stock. In addition, as a result of the Merger Plan, existing outstanding options to purchase one share of Los Gatos Ltd. ordinary shares were converted into an option to purchase approximately 0.15517 shares of our common stock at an exercise price of $2.32 per share.

Capital Contributions and Equity Financings

During the period from October 2, 2009 through December 31, 2009, individuals associated with various related entities purchased 11,425,956 ordinary shares of Los Gatos Ltd. at a price of $0.01 per share (including Philip Pyle, our Vice President Exploration, who purchased 603,015 ordinary shares and Mr. Natbony, our Director, who purchased 3,180,879 ordinary shares). In addition, Los Gatos Ltd. issued 12,000,000 shares to related individuals in payment for services. In June 2011, in consideration for Mr. Pyle accepting employment with Sunshine Silver, we amended his share purchase agreement so that the shares subject to a repurchase option may, in the event of his termination, be repurchased at the option of CGT Management Ltd., or CGT, for 100% of their fair market value.

In July 2011, certain employees and consultants of Tigris Financial Group, Ltd., or Tigris Ltd., a stockholder of the Company, and Electrum Ltd., an affiliate of the Company, agreed to enter into lock-up agreements restricting their ability to sell shares for a period of 180 days following the date of this prospectus. In consideration for the entry into such lock-up agreements, we agreed to amend share purchase agreements and share award agreements between the Company, Tigris Financial (International) L.P., or Tigris L.P., and such employees and consultants.

Pursuant to such amendments, shares held by employees of Tigris Ltd., including shares held by a trust of which our Director, Mr. Natbony, is the trustee, will no longer be subject to transfer restrictions or a repurchase option following expiration of the lock-ups. Additionally, pursuant to such amendments (i) 60% of the shares held by each employee of Electrum Ltd. and each consultant of Tigris Ltd. will no longer be subject to transfer restrictions or a repurchase option following expiration of the lock-ups and (ii) 40% of the shares held by each employee of Electrum Ltd. and each consultant of Tigris Ltd. will be subject to transfer restrictions and a repurchase option until July 1, 2012; reducing to 20% of the shares starting on July 1, 2012 and, commencing on July 1, 2013, no such shares will be subject to restrictions.

In the past, Los Gatos Ltd. maintained loan agreements and advances with CGT, one of our stockholders, and GRAT Holdings LLC (the parent of a current shareholder). See footnote 8 to our audited and unaudited consolidated financial statements. During 2009, Los Gatos Ltd. issued 1,383,682 ordinary shares and 53,901,115 preferred shares to CGT in satisfaction of $553,000 of such indebtedness. During 2009, Los Gatos Ltd. also settled $527,000 due to CGT through the issuance of 52,715,203 preferred shares. During 2010, Los Gatos Ltd. reduced related-party debt to CGT by $5.4 million as consideration for the exercise of 14,934,227 options in lieu of the stated exercise price of such options. In January 2011, the $31.2 million principal and accrued interest outstanding under these loan arrangements was exchanged for 14,542,512 preferred shares of Los Gatos Ltd. and the obligations were cancelled.

Effective as of May 11, 2010, the two members of Electrum Silver Holdings LLC’s parent, who at the time were direct members of Precious Metals Opportunities LLC, transferred 2% each of their respective interests in Precious Metals Opportunities LLC (totaling 4%) to Tigris Ltd., one of our existing stockholders.

During the nine months ended September 30, 2011 and during the year ended December 31, 2010, the members of Precious Metals Opportunities LLC, which included the current members of Electrum Silver Holdings LLC’s parent and Tigris Ltd., contributed $1.0 million and $36.0 million, over the respective time periods, as capital contributions to Precious Metals Opportunities LLC. On February 2, 2011, these capital contributions were converted into an aggregate of 20,000,000 shares of our common stock when Precious Metals Opportunities LLC converted to a Delaware corporation and became Sunshine Silver.

On March 8, 2011, we sold 8,318,264 shares of our common stock at a price of $13.825 per share for a total consideration of $115.0 million to Liberty Metals & Mining (pricing terms were agreed upon in December 2010). In connection with this sale, we entered into a stockholders agreement with certain of our stockholders, which provides certain rights to such holders of our stock, including a preemptive right in favor of Liberty Metals & Mining. The preemptive right does not apply to this offering. In accordance with its terms, the stockholders agreement, including Liberty Metals & Mining’s preemptive right, will terminate in connection with the closing of this offering. On June 1, 2011, Liberty Metals & Mining exercised its preemptive right pursuant to the stockholders agreement, purchasing an additional 527,313 shares of our common stock for total consideration of $7.3 million. Upon the purchase, Liberty Metals & Mining owned 15% of our outstanding common stock.

Between April and May 2011, we sold a total of 95,000 shares of our common stock at a price per share of $13.825 to Ozorrus Investments Limited, an entity affiliated with Stephen Orr, our Executive Chairman and Chief Executive Officer, and to Robert Quartermain, one of our Director nominees. In connection with the sales, we and the Electrum parties entered into a letter agreement and a subscription agreement with each of the stockholders. The agreements provide the stockholder with certain rights and restrictions with respect to the shares, and certain of the terms of the agreements will terminate in connection with the closing of this offering.

On May 2, 2011, certain of our existing Electrum stockholders sold a total of 37,257 shares of our common stock at a price per share of $13.825 to certain key employees of Tigris Ltd. and Electrum party affiliates, including to our current Director Mr. Natbony. In connection with the stock transfers, the transferees entered into letter agreements with us and the Electrum parties which contain certain rights and restrictions with respect to the shares. Certain of the terms of the letter agreements will terminate in connection with the closing of this offering.

Services Agreements

Effective January 1, 2008, Los Gatos Ltd. entered into a services agreement with Tigris L.P., one of our stockholders. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris L.P. agreed to provide Los Gatos Ltd. assistance with services, consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. Pursuant to the services agreement, Los Gatos Ltd. paid Tigris L.P. $500,000, $375,000 and $150,000 for the years ending December 31, 2010, 2009 and 2008 and $292,000 for the nine months ended September 30, 2011, plus out-of-pocket expenses. In addition, pursuant to the services agreement, on October 2, 2009, Los Gatos Ltd. made a one-time grant to Tigris L.P. of 4,771,318 ordinary shares (valued at $48,000) in the capital of Los Gatos Ltd., free of any restrictions on transferability. The services agreement included rights of termination with or without cause upon 30 days’ prior written notice by either party. The agreement included indemnification provisions by Los Gatos Ltd. in favor of Tigris L.P., its affiliates, and each of their officers, directors, employees, partners, shareholders and related persons against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris L.P. arising out of or related to the performance by Tigris L.P. of the services pursuant to the agreement. This agreement was terminated on August 1, 2011.

Effective May 11, 2010, Silver Opportunity Partners LLC, or SOP, a wholly-owned subsidiary of Precious Metals Opportunities LLC entered into a services agreement with Tigris Ltd., one of our stockholders. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris Ltd. agreed to provide SOP assistance with services, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and such other services as SOP and Tigris Ltd. may agree to from time to time. For the year ended December 31, 2010 and for the nine months ended September 30, 2011, SOP paid Tigris Ltd. $500,000 and $292,000, respectively, for services under the agreement. The agreement included indemnification provisions by SOP in favor of Tigris Ltd. and its owners, affiliates, officers, directors, employees, agents and representatives against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris Ltd. arising out of or related to the performance by Tigris Ltd. of the services pursuant to the agreement. On August 1, 2011, this agreement was assigned to Sunshine Silver Mines Corporation, which replaced SOP as a party, and the agreement was revised so that it can be terminated only upon the mutual consent of the parties. This agreement will remain in place following the offering at a rate of $500,000 per annum.

Effective March 1, 2011, we entered into a services agreement with Tigris Ltd. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris Ltd. agreed to provide us assistance with services, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and such other services as we and Tigris Ltd. may agree to from time to time. We agreed to pay Tigris Ltd. at cost for any out-of-pocket expenses incurred by them. Tigris Ltd. is not entitled to any additional, or other forms of, consideration for its services. The services agreement included rights of termination with or without cause upon 30 days’ prior written notice by either party. The agreement included indemnification provisions by us in favor of Tigris Ltd. and its owners, affiliates, officers, directors, employees, agents and representatives against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris Ltd. arising out of or related to the performance by Tigris Ltd. of the services pursuant to the agreement. This agreement was terminated on August 1, 2011.

Exploration Activity

From time to time, we have receivables from or payables to other related parties under common control of Electrum in the normal course of our exploration activities. These typically represent expenditures incurred by one party but paid by another. These amounts are settled by cash payment. As of December 31, 2008, 2009 and 2010 and as of September 30, 2011 total receivables outstanding from these activities were approximately $0, $0, $30,000 and $0, respectively, and total payables outstanding from these activities were approximately $53,000, $39,000, $9,000 and $57,000, respectively.

Stockholders Agreement

Prior to the consummation of this offering, we will enter into a stockholders agreement with Electrum and Liberty Metals & Mining pursuant to which Electrum and Liberty Metals & Mining have the right to designate members of our Board of Directors. Upon the consummation of this offering, Electrum will have the right to designate: (a) a majority of designees so long as Electrum beneficially owns in the aggregate at least 35% of the then outstanding shares of our common stock and (b) one designee so long as Electrum beneficially owns in the aggregate (x) less than 35% of the then outstanding shares of our common stock and (y) at least 5% of the then outstanding shares of our common stock. Liberty Metals & Mining will have the right to designate one director for as long as they own at least 5% of the then outstanding shares of our common stock.

The stockholders agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, certain actions by us will require the approval of Electrum in addition to any other vote by our Board or stockholders. The actions requiring Electrum approval include:

•	change of control transactions,

•	the acquisition or sale of any asset or any joint venture investment in excess of $100 million,

•	the incurrence of indebtedness in excess of $100 million,

•	making any loan, advance or capital contribution in excess of $100 million,

•	equity issuances in excess of $100 million,

•	hiring or removing the executive chairman, chief executive officer, chief financial officer or chief operating officer,

•	liquidation, reorganization or bankruptcy proceedings involving us or our material subsidiaries, and

•	approval of the capital expenditure budget for any fiscal year.

In addition, we have agreed to indemnify Electrum and Liberty Metals & Mining from any losses arising directly or indirectly out of Electrum’s and Liberty Metals & Mining’s actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of Electrum’s and Liberty Metals & Mining’s director nominees, including any act or omission in connection with this offering.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Electrum, Liberty Metals & Mining and substantially all our other existing stockholders. Pursuant to the registration rights agreement, Electrum and Liberty Metals and Mining may require us to file a registration statement under the Securities Act with respect to their shares following the expiration of the lock-up period described under “Shares Eligible for Future Shareholders—Lock-Up Agreements.” We are not obligated to effect more than three demand registrations within a 12 month period. All stockholders under the registration rights agreement are entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder or stockholders after the consummation of this offering and will continue to hold this right until they transfer their shares.

Indemnity Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Statement of Policy on Related Person Transactions

Prior to the closing of this offering we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy will provide, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related person transaction in light of all relevant factors, including without limitation the benefits of the transaction to us, the terms of the transaction and whether they are arm’s length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related person transaction under applicable law and NYSE standards.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 1, 2011, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers individually; and

•	all of our directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days of December 1, 2011. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on 58,810,113 shares of common stock outstanding as of December 1, 2011, and              shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: c/o Sunshine Silver Mines Corporation, 370 17th Street, Suite 3800, Denver, CO, 80202. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Executive Officers and Directors:
Stephen Orr(1)	75,000	*
Roger Johnson(2)	—	—
John Galassini(3)	—	—
Philip Pyle	93,572	*
Jeffrey Reeser(4)	—	—
Marc Faber(5)	—	—
Wayne Kirk(5)	—	—
William Natbony(5)(6)(7)(8)(9)	497,204	*
Michael S. Parrett(5)	—	—
David Peat(5)	—	—
Robert Quartermain(5)	20,000	*
Diana Walters(5)	—	—
All executive officers and directors as a group (13 persons)	685,776	1.17%

Greater than 5% Stockholders:
Electrum:
CGT Management Ltd.(9)	21,009,506	35.7%
Electrum Silver Holdings LLC(7)	19,200,000	32.6%
Tigris Group of Companies(8)	1,473,124	2.5%

Total	41,682,630	70.8%
Liberty Metals & Mining Holdings, LLC(10)	8,845,577	15.0%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 75,000 shares of our common stock held by Ozorrus Investments Limited, in which Stephen Orr is a beneficiary. Does not include 125,000 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days and does not include an additional option to purchase shares of our common stock to be granted to Mr. Orr upon the consummation of this offering which is not exercisable within 60 days. See “Compensation Discussion and Analysis-Grants of Plan-Based Awards. The address for Ozorrus Investments Limited is 84 Hales Oven Avenue, Mount Eden, Auckland, New Zealand 1041.
(2)	Does not include 38,600 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(3)	Does not include 150,000 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(4)	Does not include 100,000 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(5)	Does not include an option to purchase 16,000 shares of our common stock to be granted to each of our Directors, except for Mr. Orr, upon the consummation of this offering which is not exercisable within 60 days. See “Compensation Discussion and Analysis—Director Compensation.”
(6)

Consists of 497,204 shares of common stock held by trusts, of which Mr. Natbony is the sole trustee and over which shares Mr. Natbony holds sole voting and dispositive power. Mr. Natbony is a member of our Board of Directors. Mr. Natbony’s address is 535 Madison Avenue, 11th Floor, New York, NY 10022.

(7)

Mr. Natbony is the manager of Electrum Silver Holdings LLC and GRAT Holdings LLC, which principally owns and controls Electrum Silver Holdings LLC. GRAT Holdings LLC is owned by trusts for the benefit of members of the family of Dr. Thomas Kaplan, of which trusts Mr. Natbony is the trustee. Dr. Kaplan and his wife may be deemed to have beneficial ownership of such shares. Mr. Natbony disclaims beneficial ownership of the shares held by Electrum Silver Holdings LLC, except to the extent of his pecuniary interest therein. The address for each of Electrum Silver Holdings LLC and GRAT Holdings LLC is 535 Madison Avenue, 11th Floor, New York, NY 10022.

(8)

Consists of 765,637 shares held by Tigris Financial Group Ltd. and 707,487 shares held by Tigris Financial (International) L.P. Tigris Financial Group Ltd. is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares as a result of his indirect voting and dispositive powers over such shares. Mr. Natbony is the Chairman of Tigris Financial Group Ltd. Tigris Financial (International) L.P. is controlled by its general partner, Tigris Management Ltd., which is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares as a result of his indirect voting and dispositive power over such shares. Mr. Natbony disclaims beneficial ownership of the shares beneficially owned by Tigris Financial Group Ltd., except to the extent of his pecuniary interest therein. The address for Tigris Financial Group Ltd. is 535 Madison Avenue, 11th Floor, New York, NY 10022. The address for Tigris Financial (International) L.P. and Tigris Management Ltd. is 65 Front Street, Hamilton, Bermuda.

(9)	CGT Management Ltd. is owned and controlled by Butterfield Trust (Bermuda) Limited, or Butterfield, as trustee of a trust primarily for the benefit of members of the family of Dr. Thomas Kaplan. Mr. Natbony has the power to remove and replace the trustee of such trust. The directors and control persons of CGT Management Ltd. are Pearline McIntosh and Ceri Turton. Each of Butterfield, Mr. Natbony, Ms. McIntosh and Ms. Turton disclaims beneficial ownership of the shares held by CGT Management Ltd. except to the extent of their pecuniary interest therein. The address for CGT Management Ltd. is 65 Front Street, Hamilton, Bermuda.
(10)

Liberty Metals & Mining Holdings, LLC is an indirect wholly owned subsidiary of Liberty Mutual Holding Company Inc. The address for each of Liberty Metals & Mining Holdings, LLC and Liberty Mutual Holding Company Inc. is 175 Berkeley Street, 18th Floor, Boston, MA 02116.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $             per share.

Common Stock

Common stock outstanding. As of September 30, 2011 there were 58,810,113 shares of common stock outstanding which were held of record by 37 stockholders. There will be             shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Certain Amended and Restated Certificate of Incorporation and ByLaw Provisions

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which we will be governed by those provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors that will apply after Electrum ceases to own more than 50% of our outstanding common stock.

Limits on Written Consents

Prior to a transaction or series of transactions that results in Electrum ceasing to own more than 50% of our outstanding common stock, the stockholders may amend our Amended and Restated Certificate of Incorporation in any manner as permitted by the DGCL.

Following Electrum ceasing to own more than 50% of our outstanding common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by the Board of Directors or by Electrum until it ceases to own more than 50% of our outstanding common stock.

Corporate Opportunities

Our Amended and Restated Certificate of Incorporation provides that we renounce any interest in the business opportunities of Electrum and Liberty Metals & Mining and of our directors who are affiliated with Electrum or Liberty Metals & Mining, other than directors employed by us, and that neither our directors affiliated with Electrum or Liberty Metals & Mining, other than directors employed by us, nor Electrum or Liberty Metals & Mining have any obligation to offer us those opportunities. Electrum and Liberty Metals & Mining and any of our directors who are affiliated with them other than directors employed by us may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, any mining business.

Amendments to our Governing Documents

Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors (which amount shall be raised to 66 2/3% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock). Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors (which amount shall be raised to 66 2/3% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock).

Board of Directors

Initially, our Board of Directors will consist of a single class of directors each serving one year terms. Following Electrum ceasing to own more than 50% of our outstanding common stock, our Board of Directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms (other than directors that may be elected by holders of preferred shares, if any).

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that at such date that Electrum ceases to own more than 50% of our outstanding common stock, directors may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Prior to that date, directors may be removed by holders of a majority of our outstanding voting stock, voting together as a single class. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Listing

The Company will list the common stock on the New York Stock Exchange under the symbol “AGS.” The Company has applied to list the common stock on the Toronto Stock Exchange under the symbol “SM.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Computershare Trust Company, N.A. Computershare Investor Services of Canada is acting as co-transfer agent in Canada.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences that apply to you if you are a “non-U.S. holder,” as defined below, who beneficially owns our common stock but does not own, and has not owned, actually or constructively, more than 5% of our common stock. This discussion applies to you only if you purchase our common stock in connection with this offering and will hold our common stock as a capital asset. You are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision thereof; or

•	a foreign estate or trust,

but not if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock and, certain other requirements being met, is not otherwise a resident of the United States for U.S. federal income tax purposes. If you are such an individual, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If you are a partnership for U.S. federal income tax purposes or a partner in a partnership, the U.S. federal income tax consequences of owning and disposing of our common stock will generally depend on the status of the partner and upon the activities of the partnership. Partnerships owning common stock and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. You should consult your tax adviser with respect to the particular tax consequences to you of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends you receive on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you must provide an Internal Revenue Service Form W-8BEN certifying your entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to you if you provide an Internal Revenue Service Form W-8ECI certifying that the dividends are effectively connected with your conduct of a trade or business within the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by you in the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the you were a U.S. resident, subject to an applicable income tax treaty providing otherwise. If you are a non-U.S. corporation receiving effectively connected dividends, you may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

You will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless either (i) the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by you in the United States, or (ii) the gain is subject to tax under the rules that apply to the disposition of the stock of a “U.S. real property holding corporation,” or USRPHC.

Gain that is effectively connected with your conduct of a trade or business in the United States will be subject to regular U.S. income tax as if you were a U.S. resident, subject to an applicable treaty providing otherwise. If you are a non-U.S. corporation recognizing effectively connected gain, you may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

A corporation is generally a USRPHC if 50% or more of the fair market value of its real property assets and its other assets used or held for use in a trade or business consist of U.S. real property interests, as defined in the Code and applicable regulations. Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe we are not currently a USRPHC. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates, and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not, or will not become, a USRPHC. Even if we are a USRPHC, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), you will not recognize taxable gain on a sale of our common stock under the rules applicable to USRPHCs unless you actually or constructively own more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, your holding period for our common stock. If our common stock was not considered to be regularly traded on an established securities market for purposes of these rules, you would be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of our common stock in generally the same manner as described above with respect to gain that is effectively connected with the conduct of a trade or business in the United States.

Information Reporting and Backup Withholding Requirements

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding requirements with respect to payments of dividends or the proceeds of a sale or disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. You will be allowed a credit against your U.S. federal income tax liability, if any, for, and may be entitled to a refund of, the amount of any backup withholding from a payment of dividends to your or the gross proceeds you receive from a sale or disposition of our common stock, provided that you timely furnish the required information to the Internal Revenue Service.

Recent Legislation

Recent legislation will generally impose, effective for payments made after December 31, 2012, withholding at a rate of 30% on dividends and the gross proceeds of a disposition of common stock paid to certain foreign entities, including financial institutions, unless various information reporting and due diligence requirements are satisfied. As a result, the entity through which our common stock is held by you will affect the determination of whether withholding is required. The new withholding regime will apply in conjunction with the existing rules described in “—Dividends” and “—Information Reporting and Backup Withholding Requirements” above. You should consult your tax adviser regarding the possible implications of this legislation on your investment in our common stock.

Federal Estate Tax

If you are an individual or an entity the property of which is potentially includible in an individual Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by an individual Non-U.S. Holder and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations or, collectively, the Tax Act, generally applicable to a purchaser who acquires as beneficial owner our common stock pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, (i) is, or is deemed to be, resident in Canada, (ii) deals at arm’s length with the Company; (iii) is not affiliated with the Company; (iv) is not in a relationship with us such that we would be considered a “foreign affiliate” of such purchaser; and (v) holds our common stock as capital property, or a Holder. Generally, our common stock will be capital property to a Holder provided the Holder does not acquire or hold our common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to (i) an interest in which is a “tax shelter investment”, (ii) a purchaser that is a “financial institution” for purposes of certain rules referred to as the mark-to-market rules, or (iii) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective purchaser or holder of our common stock. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of our common stock should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common stock must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Dividends

A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. The full amount of the dividends including amounts deducted for U.S. withholding tax, if any, in respect of the dividends must be included in income. To the extent U.S. withholding tax is paid in respect of dividends paid on our common stock, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Dispositions

Generally, on a disposition or deemed disposition of a share of our common stock, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the share immediately before the disposition or deemed disposition.

The adjusted cost base to the Holder of a share of our common stock acquired pursuant to this offering will be determined by averaging the cost of such share with the adjusted cost base immediately before the time of acquisition of all other shares of our common stock owned by the Holder as capital property immediately before that time, if any.

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain, or a taxable capital gain, realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss, or an allowable capital loss, realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock, the amount of such tax generally will be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.

Eligibility for Investment

On the date of issue, provided that our common stock is listed at that time on a designated stock exchange, which currently includes the Toronto Stock Exchange and the New York Stock Exchange, shares of our common stock will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts , or TFSA. Provided the holder of a TFSA does not have a “significant interest” (within the meaning of the Tax Act) in us, and does not have a “significant interest” (within the meaning of the Tax Act) in a corporation, partnership or trust that does not deal at arm’s length with us, such shares will not be a prohibited investment under the Tax Act for such TFSA. In the Canadian federal budget released on June 6, 2011, or the 2011 Federal Budget, the Minister of Finance proposed that the definition and rules in respect of a prohibited investment currently applicable in respect of TFSA be extended to apply to registered retirement savings plans and registered retirement income funds. There can be no assurance that the 2011 Federal Budget proposals will be enacted as proposed, or at all.

Foreign Investment Entity Rules

In the Canadian federal budget released on March 4, 2010, or the 2010 Federal Budget, the Minister of Finance announced that certain previously announced Proposed Amendments to the Tax Act relating to the taxation of Canadian residents investing in certain non-resident entities, or the FIE Proposals, will not be implemented. The Minister of Finance also proposed to replace the FIE Proposals with a slightly revised version of the current offshore investment fund property rules, which Proposed Amendments were released on August 27, 2010. There can be no assurance that the 2010 Federal Budget proposals will be enacted as proposed, or at all.

The existing rules with respect to offshore investment fund property may, in certain circumstances, require a Holder to include an amount in income in each taxation year in respect of the acquisition and holding of our common stock if the value of such common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (vii) rights or options to acquire or dispose of any of the foregoing, or (viii) any combination of the foregoing, or Investment Assets. We are of the view that our common stock should not be an offshore investment fund property.

Furthermore, in order for these rules to apply to a Holder in respect of our common stock, it must be reasonable to conclude that one of the main reasons for the Holder acquiring or holding our common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

These rules are complex and their application depends, in part, on the reasons for a Holder acquiring or holding our common stock. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Foreign Property Information Reporting

In general, a Holder that is a “specified Canadian entity” for a taxation year or fiscal period and whose total cost amount of “specified foreign property” (as such terms are defined in the Tax Act) including our common stock at any time in the taxation year or fiscal period exceeds $100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity. Our common stock will come within the definition of “specified foreign property” for the purposes of the Tax Act.

In the 2010 Federal Budget, the Minister of Finance proposed to expand the existing reporting requirements with respect to “specified foreign property” so that more detailed information is available for audit use. Revised legislation reflecting such proposal has not yet been released. The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required. Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements including any expansion thereof pursuant to the above-mentioned 2010 Federal Budget proposal.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of any options outstanding as of September 30, 2011. All of the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and certain shares sold pursuant to the directed share program. See “Underwriting.” The remaining shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.(1)
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

(1)	Does not take into account shares purchased pursuant to the directed share program which may be subject to a 25 day lock-up. See “Underwriting—Directed Share Program.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this offering, subject to the terms of any lock-up agreement described below, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of such shares that does not exceed the greater of (a) 1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or (b) the average weekly reported volume of trading of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

Following this offering, subject to the terms of any lock-up agreement described below, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares of our common stock for at least six months, may sell such shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of September 30, 2011, options to purchase a total of 571,548 shares of our common stock were outstanding.              of the shares subject to options are subject to lock-up agreements. After this offering, an additional             shares of our common stock will be available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Long Term Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.

Lock-up Agreements

We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, Morgan Stanley & Co. LLC may, in its sole discretion, release some or all the securities from these lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ending on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs. See “Underwriting.”

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the lock-up period described above under “—Lock-up Agreements.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, BMO Capital Markets Corp. and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement dated                     , 2012 with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Citigroup Global Markets Inc.

Total

The underwriting agreement provides for a firm commitment underwriting, and the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ over-allotment option described below. In Canada, the shares are to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of this prospectus.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The obligation of the underwriters under the underwriting agreement may also be terminated at their discretion upon the occurrence of certain stated events, including, without limitation: a material adverse change in our business that makes it impractical or inadvisable to proceed with the offering; a suspension or material limitation of trading generally on certain securities markets; a suspension or material limitation in trading in shares of our common stock on the New York Stock Exchange or the Toronto Stock Exchange; a general moratorium on commercial banking activities or a material disruption in commercial banking or securities settlement services; and an outbreak or escalation of hostilities or acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions, in each case that makes it impractical or inadvisable to proceed with the offering.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of             additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold after the underwriters have made a reasonable effort to sell the shares at the initial public offering price, the representatives may change the offering price and the other selling terms, provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million. The underwriters have agreed to reimburse us for a portion of our expenses incurred in connection with the offering.

No Sales of Similar Securities

We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, Morgan Stanley & Co. LLC may, in its sole discretion, release some or all the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ending on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The lock-up agreement does not apply to the following transactions by us: (1) issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) or warrants disclosed as outstanding elsewhere in this prospectus; (2) the issuance of employee stock options (or other equity incentive awards) and subsequent issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) pursuant to equity incentive plans described elsewhere in this prospectus; (3) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of equity incentive plans described elsewhere in this prospectus; and (4) the issuance of common stock in connection with one or more acquisitions by the Company of, or joint ventures between the Company and, another company, or pursuant to equipment leasing arrangements, debt financings or settlement agreements by the Company, provided that the aggregate number of shares of common stock that may be issued pursuant to clause (4) shall not exceed 10% of the total number of shares of common stock outstanding after the completion of this offering and each recipient of shares of common stock issued pursuant to clause (4) agrees to be bound by the terms of a lock-up agreement.

The lock-up agreement does not apply to the following transactions by our executive officers, directors and holders of our common stock: (1) bona fide gifts; (2) dispositions to any trust for the direct or indirect benefit of the transferor or the transferor’s immediate family; (3) transfers to a wholly-owned subsidiary of the transferor or to direct or indirect stockholders, members, partners or other affiliates of the transferor, provided that the transfer does not involve a disposition for value; (4) transfers by operation of law, such as the rules of intestate succession; (5) dispositions of common stock acquired in open-market transactions after the completion of this offering; (6) transfers to any corporation, partnership or other business entity with whom the transferor shares in common an investment manager or adviser; and (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not permit the transfer or other disposition of common stock during the lock-up period. In the case of clauses (1), (2), (3), (4) and (6) above, the transferee must also agree to be bound by the terms of a lock-up agreement.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “AGS.” The listing will be subject to us fulfilling all of the listing requirements of the New York Stock Exchange.

Toronto Stock Exchange

We have applied to list our common stock on the Toronto Stock Exchange under the symbol “SM.” The listing will be subject to us fulfilling all of the listing requirements of the Toronto Stock Exchange.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. Any naked short position would form part of the underwriters’ overallocation position.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, the Toronto Stock Exchange, other stock exchanges, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, consultants and existing stockholders and other persons having a relationship with us, such as suppliers, or having a relationship with our existing stockholders. The sales will be made by                         , a selected dealer affiliated with                         , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any shares sold in the directed share program to our directors and executive officers will be subject to the lock-up agreements described above. Any shares sold through the directed share program to individuals other than our directors and executive officers for an aggregate purchase price greater than $1,000,000 will be subject to a 25 day lock-up and will reduce the number of shares freely tradable following this offering. See “Shares Eligible for Future Sale.”

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Notice to Investors

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and, in Singapore, the offer and sale of our common stock is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in

Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common stock is suitable for them.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

•

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

In addition, investors in Singapore should note that the common stock acquired by them is subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common stock.

Notice to prospective investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or the CO, and the common stock will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe for the shares with a view to distribution.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters with respect to Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP and for the underwriters by Stikeman Elliott LLP.

EXPERTS

The consolidated financial statements of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009 and for each of the years in the two-year period ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 (not presented separately herein), appearing herein and in this registration statement, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sunshine Silver Mines Corporation as of December 31, 2010, and for the year ended December 31, 2010 and information included in the cumulative from inception presentations for the period January 1, 2010 to December 31, 2010 (not separately presented herein), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, or KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Except for the information set forth in “Prospectus Summary—Recent Developments” and “Business—Recent Developments” which was reviewed by Philip Pyle, as set forth in the following paragraph, the technical information appearing in this prospectus concerning the Sunshine Mine and the Los Gatos Project, including estimates of mineralized material for the Sunshine Mine, was derived from the technical reports of Behre Dolbear & Company, independent mining consultants. As of the date hereof, Behre Dolbear & Company, beneficially owns none of our outstanding common shares.

Information relating to our mineral properties in this prospectus set forth in “Prospectus Summary—Recent Developments” and “Business—Recent Developments” was reviewed by Philip Pyle, Vice President Exploration, and is included herein in reliance on such person’s expertise. Philip Pyle is a “Qualified Person” as such term is defined in NI 43-101. As of the date hereof, Philip Pyle beneficially owns, directly or indirectly, less than 1% of our outstanding common shares.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On November 19, 2010, Sunshine Silver’s Board of Directors, in contemplating an initial public offering, appointed KPMG as its independent registered public accounting firm to audit its financial statements for the fiscal year ended December 31, 2010; the financial statements for the fiscal years ended December 31, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2009 were audited by WithumSmith + Brown, PC.

On November 19, 2010, Sunshine Silver’s Board of Directors dismissed WithumSmith + Brown, PC as Sunshine Silver’s independent registered public accounting firm for the periods subsequent to December 31, 2009. Sunshine Silver had no audit committee at such time.

The reports, dated June 29, 2011, of WithumSmith + Brown, PC on the financial statements for the fiscal years ended December 31, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2009 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2009 and 2008 and through the date hereof, there were no disagreements with WithumSmith+Brown, PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to WithumSmith+Brown, PC’s satisfaction, would have caused WithumSmith+Brown, PC to make reference to the subject matter in connection with its report on Sunshine Silver’s consolidated financial statements for such years, and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. Sunshine Silver has provided WithumSmith+Brown, PC with a copy of the foregoing statements. Attached as Exhibit 16.1 is a copy of WithumSmith+Brown, PC’s letter, dated July 7, 2011, stating its agreement with such statements.

During the fiscal years ended December 31, 2009 and 2008, we had not consulted with KPMG regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation  S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We do not currently maintain a website.

GLOSSARY OF TECHNICAL TERMS

You may find the following definitions helpful in your reading of this prospectus.

“Ag” is the abbreviation for silver.

“By-Product” is a secondary metal or mineral product recovered in the milling process.

“Concentrate” is a very fine powder-like product containing the valuable metal from which most of the waste material in the ore has been eliminated.

“Development” is work carried out for the purpose of accessing a mineral deposit. In an underground mine, this work includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of over burden.

“Dewatering” is the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.

“Dilution” is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

“Drilling”

Core: with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays used in mineral exploration.

In-fill: is any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

“Exploration” is prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

“Grade” is the amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals.

“Hectare” is a metric unit of area equal to 10,000 square meters (2.471 acres).

“masl” is meters above sea level.

“Mill” is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.

“Mineralized Material” is silver bearing material that has been physically delineated by one or more of a number of methods, including drilling, underground work, surface trenching and other types of sampling. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination and it constitutes a proven or probable reserve (as defined below).

“Ore” is rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit.

“Ore Body” is a sufficiently large amount of ore that can be mined economically.

“Ore Reserve” is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

“Probable Reserve” is a part of a mineralized deposit that can be extracted or produced economically and legally at the time of the reserve determination. The quantity and grade and/or quality of a probable reserve is computed from information similar to that used for a proven reserve, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Proven Reserve” is a portion of a mineral deposit that can be extracted or produced economically and legally at the time of the reserve determination. The quantity of a proven reserve is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of a proven reserve is well-established.

“Reclamation” is the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

“Recovery Rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of material recovered compared to the material originally present.

“Refining” is the final stage of metal production in which impurities are removed from the molten metal.

“Rehabilitation” is the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.

“Silver” is a metallic element with minimum fineness of 995 parts per 1000 parts pure silver.

“Stripping Ratio” is the ratio of the number of tons of waste material to the number of tons of ore extracted at an open-pit mine.

“Tailings” is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.

“Ton” means a short ton which is equivalent to 2,000 pounds, unless otherwise specified. We will also reference “Tonne,” which is a metric ton or 2,200 pounds. “Tonne” is referenced under the “Grade” definition.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Sunshine Silver Mines Corporation Audited Consolidated Financial Statements:

Report of KPMG LLP Independent Registered Public Accounting Firm	F-2

Report of WithumSmith + Brown, PC Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4

Consolidated Statements of Loss and Comprehensive Loss for the Years Ended December 31, 2010, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2010	F-5

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2010, 2009, 2008 and 2007 and the period from April 24, 2006 (Inception) to December 31, 2006	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2010	F-7

Notes to the Consolidated Financial Statements	F-8

Sunshine Silver Mines Corporation Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-30

Condensed Consolidated Statements of Loss and Comprehensive Loss for the Nine Months Ended September 30, 2011 and 2010 and the period from April 24, 2006 (Inception) to September 30, 2011	F-31

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Nine Months Ended September 30, 2011	F-32

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010 and the period from April 24, 2006 (Inception) to September 30, 2011	F-33

Notes to the Condensed Consolidated Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Sunshine Silver Mines Corporation:

We have audited the accompanying consolidated balance sheet of Sunshine Silver Mines Corporation (an exploration stage company) (the Company) as of December 31, 2010, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year ended December 31, 2010 and the information included in the cumulative from inception presentation for the period January 1, 2010 to December 31, 2010 (not separately presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunshine Silver Mines Corporation (an exploration stage company) as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010, and information included in the cumulative from inception presentations for the period January 1, 2010 to December 31, 2010 (not separately presented herein), in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

New York, NY

July 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Sunshine Silver Mines Corp. (formerly Los Gatos Ltd.)

We have audited the accompanying consolidated balance sheet of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/    WithumSmith+Brown, PC

WithumSmith+Brown, PC

Morristown, New Jersey

June 29, 2011

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

(In thousands, except for share and per share amounts)

	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$3,636	$1,379
Materials and supplies inventory	779	—
Other current assets	1,739	1,200

Total current assets	6,154	2,579
Non-Current Assets:
Property, plant and equipment, net	29,922	31

Total Assets	$36,076	$2,610

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable and other accrued liabilities	$1,669	$890
Non-Current Liabilities:
Related-party debt	31,000	15,990
Reclamation obligations	744	—

Total non-current liabilities	31,744	15,990
Commitments and contingencies (Note 14)
Shareholders’ Equity (Deficit)
Preferred Shares, $0.01 par value; 106,616,318 shares authorized, issued, and outstanding as of December 31, 2010 and 2009; liquidation preference $0.41 per share ($43,712,690)	1,066	1,066
Ordinary Shares, $0.01 par value; 193,383,682 shares authorized, issued and outstanding 46,916,747 and 31,807,571 shares at December 31, 2010 and 2009, respectively	469	318
Paid-in capital	41,340	65
Accumulated deficit	(40,257)	(15,719)
Unrealized gains on investments, net of tax	45	—

Total shareholders’ equity (deficit)	2,663	(14,270)

Total Liabilities and Shareholders’ Equity (Deficit)	$36,076	$2,610

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except for share and per share amounts)

	2010	2009	2008	Period from April 24, 2006 (Inception) to December 31, 2010
Expenses:
Exploration	$14,653	$9,771	$2,718	$28,309
Care and maintenance	2,534	—	—	2,534
General and administrative	5,490	818	415	6,907

Total expenses	22,677	10,589	3,133	37,750
Other expense:
Interest expense	1,887	360	79	2,344
Interest and other income	(36)	(13)	(8)	(60)
Foreign exchange (gain) loss	40	250	(47)	253

Net other expense	1,891	597	24	2,537

Loss before income taxes	(24,568)	(11,186)	(3,157)	(40,287)

Income tax benefit	30	—	—	30

Net loss	(24,538)	(11,186)	(3,157)	(40,257)
Other comprehensive loss:
Unrealized gain on securities, net of tax	45	—	—	45

Comprehensive loss	$(24,493)	$(11,186)	$(3,157)	$(40,212)

Pro-forma financial information (unaudited)
Pro-forma net loss per share:

Basic and diluted	$(0.74)	$(2.06)	$(16.95)

Pro-forma weighted average shares outstanding:

Basic and diluted	32,957,239	5,436,534	186,204

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Los Gatos
	Number of Ordinary Shares	Number of Preferred Shares	Amount		Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total
			Ordinary Shares	Preferred Shares
Balance at April 24, 2006 (Inception)	—	—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares	12,000		12	—	—	—		12
Stock subscription receivable			(12)					(12)
Net loss	—	—	—	—	—	(314)	—	(314)

Balance at December 31, 2006	12,000	—	—	—	—	(314)	—	(314)
Net loss	—	—	—	—	—	(1,062)	—	(1,062)

Balance at December 31, 2007	12,000	—	—	—	—	(1,376)	—	(1,376)
Net loss	—	—	—	—	—	(3,157)	—	(3,157)

Balance at December 31, 2008	12,000	—	—	—	—	(4,533)	—	(4,533)
Conversion of ordinary shares	(12,000)	1,200,000	—	—	—	—	—	—
Conversion of debt to ordinary and preferred shares	1,383,682	105,416,318	14	1,066	—	—	—	1,080
Sale of ordinary shares	11,425,956	—	114	—	—	—	—	114
Stock-based payment	18,997,933	—	190	—	—	—	—	190
Stock-based compensation	—	—	—	—	65	—	—	65
Net loss	—	—	—	—	—	(11,186)	—	(11,186)

Balance at December 31, 2009	31,807,571	106,616,318	318	1,066	65	(15,719)	—	(14,270)
Issuance of ordinary shares	15,109,176	—	151	—	5,297	—	—	5,448
Contribution of capital—Precious Metals					35,978			35,978
Unrealized gains on investments, net of tax	—	—	—	—	—	—	45	45
Net loss	—	—	—	—	—	(24,538)	—	(24,538)

Balance at December 31, 2010	46,916,747	106,616,318	$469	$1,066	$41,340	$(40,257)	$45	$2,663

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	2010	2009	2008	Period from April 24, 2006 (Inception) to December 31, 2010
OPERATING ACTIVITIES:
Net loss	$(24,538)	$(11,186)	$(3,157)	$(40,257)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	773	6	1	780
Loss on disposal of assets	21	—	—	21
Stock issuance in payment for services rendered	70	255	—	325
Accretion expense	55	—	—	55
Income tax benefit	(30)	—	—	(30)
Changes in operating assets and liabilities:
Non-trade receivables	311	(798)	(107)	(753)
Deposits	(107)	—	—	(107)
Prepaid expenses	(171)	14	(32)	(194)
Receivables from related-party	(30)	—	—	(30)
Accounts payable and other accrued liabilities	326	487	333	1,177
Accrued interest on long-term debt to related-party	1,887	360	79	2,344
Warehouse supplies	(16)	—	—	(16)
Payable to related-party	(30)	(14)	17	(77)

Net cash used by operating activities	(21,479)	(10,876)	(2,866)	(36,762)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,580)	(31)	(4)	(1,616)
Acquisitions, net	(29,250)	—	—	(29,250)
Transfers to restricted cash	(26)	—	—	(26)

Net cash used by investing activities	(30,856)	(31)	(4)	(30,892)

FINANCING ACTIVITIES:
Capital contributions	35,978	—	—	35,978
Stock subscriptions receivable	114	—	—	114
Related-party debt	18,500	11,885	3,250	35,198

Net cash provided by financing activities	54,592	11,885	3,250	71,290

Net increase in cash and cash equivalents	2,257	978	380	3,636
Cash and cash equivalents, beginning of period	1,379	401	21	—

Cash and cash equivalents, end of period	$3,636	$1,379	$401	$3,636

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and option amounts)

1.	Description of Business, Merger of Entities Under Common Control and Basis of Preparation of Financial Statements

These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mines Corporation and its subsidiaries (“Sunshine Silver” or “the Company”). Unless the content otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mines Corporation consolidated companies.

On March 1, 2011, the investors in the Sunshine Silver predecessor entities individually and collectively combined the predecessor entities, which had been previously operated and reported as companies under common control. The predecessor Sunshine mine (“Predecessor Sunshine”) and Los Gatos Ltd. (“Los Gatos”) entities believed a combination of the two entities to consolidate their strategic land positions in the United States and Mexico, respectively, would position Sunshine Silver to become a significant competitor in the silver market. This transaction was reported for accounting purposes as a combination of companies under common control. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), common control exists between the Predecessor Sunshine and Los Gatos entities as both entities were primarily owned by certain trusts under the control of one individual. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented, and certain amounts have been reclassified to conform to the combined presentation.

The consolidated financial statements herein refer to the consolidated and combined financial statements of Predecessor Sunshine and Los Gatos. The 2008 and 2009 financial information represents the consolidated financial position and results of operations of Los Gatos, as Predecessor Sunshine did not commence operations until 2010. Accordingly, the 2010 information represents the combined financial position and results of operations of Predecessor Sunshine and Los Gatos.

Sunshine Silver

Predecessor Sunshine was formed as Precious Metals Opportunities LLC (“Precious Metals”), a Delaware limited liability company. On February 2, 2011, Precious Metals converted to a Delaware corporation, and became Sunshine Silver. The Company specializes in investing, exploring, and developing assets in the mining industry. On May 11, 2010, Predecessor Sunshine purchased the net assets of the Idaho Sunshine mine from Sterling Mining Company (“Sterling”), through its wholly-owned subsidiary, Silver Opportunity Partners LLC, (“SOP”) a Delaware limited liability company. The Sunshine mine is currently undergoing an advanced exploration drilling program, including maintaining the Sunshine mine facility and developing a refurbishment program for planned operations in the future. Accordingly, Sunshine Silver is deemed to be an exploration stage company.

Los Gatos

Los Gatos was incorporated as a “shelf” holding company under the laws of Bermuda on April 24, 2006 for the purpose of coordinating the activities of subsidiaries exploring for deposits of precious and related metals and was substantially owned by CGT Management Ltd. (a limited liability company incorporated in Bermuda) (“CGT”). Los Gatos intends to realize value from its exploration portfolio over time through selective exploration, sale or joint ventures with third parties, as determined from time to time to be in the best interests of Los Gatos and its shareholders. Los Gatos’ primary exploration efforts are focused on the advancement of the Los Gatos project in northern Mexico, through Minera Plata Real S. de R.L. de C.V. (“MPR”), a wholly-owned subsidiary of the Company. Due to the exploratory nature of its operations, Los Gatos is deemed to be an exploration stage company.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies

a.	Basis of consolidation and combination

Predecessor Sunshine and Los Gatos are consolidated as discussed in note 1. All significant intercompany balances and transactions have been eliminated.

b.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments.

c.	Functional currency and translation of foreign currencies

The U.S. dollar is the functional currency of the Company. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the computation of net loss. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses and other income and expense items in foreign currencies are translated into U.S. dollars at average exchange rates, except for depreciation which is translated at historical exchange rates.

d.	Cash and cash equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash consists of cash and investments which are held as collateral for a letter of credit and other extensions of credit. Restricted cash is included in other current assets.

e.	Investments

Investment securities consist of publicly-traded equity securities. Short-term investments include investments with maturities greater than three months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months. The Company classifies its equity securities that have readily determinable fair values as available-for-sale securities. At December 31, 2010, the Company held $194 of short-term available for sale securities with an original cost of $119.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale below cost deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine if an impairment is other than

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies—Continued

temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected.

f.	Materials and supplies inventory

The Company’s materials and supplies are valued at the lower of cost or market. Cost is determined using the average cost method for all inventories and includes applicable taxes and freight. The Company routinely evaluates the forecasted usage of its material and supplies to determine the existence of obsolete stock.

g.	Property, plant and equipment

Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under an option agreement, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties the Company allocates the acquisition cost to proven and probable reserves and value beyond proven and probable reserves. When mineral properties are developed and operations commence, the Company expects capitalized costs to be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

Property, plant and equipment are recorded at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and buildings and improvements range from 10 to 20 years. The estimated useful lives of furniture, fixtures and computers range from 3 to 10 years.

Total depreciation for the years ended December 31, 2010, 2009, and 2008 was $773, $6, and $1, respectively.

h.	Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances required a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

i.	Reclamation and Remediation Costs (asset retirement obligations)

The Company has asset retirement obligations (“ARO”) arising from regulatory requirements to perform certain asset retirement activities at the time that certain machinery and equipment are disposed. An ARO is

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies—Continued

recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The ARO is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site. The Company recorded an ARO at the May 2010 acquisition of the Sunshine mine assets.

j.	Stock-based compensation

The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model using estimated amounts for volatility of the Company’s stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of general and administrative and exploration expense over the requisite service period of the award.

k.	Net loss per share

Pro-forma basic loss per share and diluted loss per share are computed by dividing net loss available to common stockholders by the pro-forma weighted-average number of shares outstanding for each period presented. The stock options have been excluded from the calculation of pro-forma dilutive earnings per share as their effect would be anti-dilutive. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) earnings per share guidance, the Company has retroactively adjusted the predecessor shares and capital outstanding to common-stock equivalent shares outstanding to determine the weighted-average number of shares outstanding for the periods presented. Changes in ownership interests during any period are weighted for the portion of the period the shares were deemed outstanding. Accordingly, the Company calculated the pro-forma weighted-average number of shares, on a common-stock-equivalent shares basis, for all reporting periods based on the following:

1.	Retroactively converted the Los Gatos’ ordinary and preferred shares outstanding to common-stock-equivalent shares outstanding of Sunshine Silver, at a conversion ratio of 0.15517;

2.	Retroactively converted the $36,978 of Precious Metals capital contributions to 20,000,000 common-stock-equivalent shares outstanding of Sunshine Silver as agreed upon by the related parties; and

3.	Sunshine Silver common stock shares issued subsequent to February 2011 have not been adjusted as they represent actual shares of common stock outstanding.

l.	Comprehensive Loss

Comprehensive loss is defined as all changes in equity (deficit), exclusive of transactions with stockholders, such as capital investments. Comprehensive loss includes net loss and changes in certain assets and liabilities that are reported directly in equity. For the year ended December 31, 2010, comprehensive income included the change in the market value of available for sale securities, net of tax, and is reported on the Consolidated Statements of Loss and Comprehensive Loss.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies—Continued

m.	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

n.	Business Combinations

When the Company acquires a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill, if any, is measured as the residual of the excess of the consideration transferred over the fair value of identifiable net assets acquired. If the fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the Consolidated Statement of Loss and Comprehensive Loss. The Company engages independent, third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain. For all acquisitions, operating results are included in the Consolidated Statement of Loss and Comprehensive Loss from the date of acquisition.

o.	Recently Issued Accounting Pronouncements

Fair Value Accounting

In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro-forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro-forma disclosures required to include a

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies—Continued

description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2011. The Company does not anticipate that the amendment to the business combination guidance will have an impact on the Company’s financial position and results of operations.

3.	Recapitalization and Merger Plan

On January 31, 2011, Los Gatos designated 14,542,512 unissued shares of par value $0.01 ordinary shares (“Ordinary Share”) as par value $0.01 preferred shares (“Preferred Share”), and issued these Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

On February 2, 2011, 20,000,000 shares of common stock were issued to the Company’s owners when Precious Metals converted to a Delaware corporation and became Sunshine Silver.

On February 22, 2011, Los Gatos entered into an Agreement and Plan of Merger and Amalgamation (“Merger Plan”) with Sunshine Silver. Pursuant to the Merger Plan, on March 1, 2011, Los Gatos merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos ceased. All 168,075,577 issued and outstanding Preferred and Ordinary Shares were converted, at an approximate conversion ratio of 0.15517, into 26,080,836 shares of par value $0.001 per share common stock of Sunshine Silver. The merger did not affect the shares of Sunshine Silver’s common stock existing before the merger.

In addition, as a result of the Merger Plan, 6,727,561 outstanding options to purchase one share of Los Gatos Ordinary Shares were converted by operation of law, at an approximate conversion ratio of 0.15517, into 1,043,938 options to purchase Sunshine Silver common stock at an exercise price of $2.32 per share.

Subsequent to the Merger Plan, through June 30, 2011, investors contributed substantially all of $163,700 for 20.1% of the common stock of the Company, and holders of 885,990 options exercised their right to purchase shares of Sunshine Silver common stock at an exercise price of $2.32 per share resulting in proceeds of $2,100.

4.	Acquisition of the Sunshine Mine

On May 11, 2010, the Company, through its wholly owned subsidiary SOP, acquired the net assets of Sterling’s Idaho Sunshine Mine by purchase through Sterling’s bankruptcy proceedings. Included in this purchase was Sterling’s mine lease with Sunshine Precious Metals, Inc. (“SPMI”). In July 2010, SOP exercised the option in the lease to buy the Sunshine Mine and facilities from SPMI.

The Sunshine Mine is a past-producing mine. The Sunshine Mine suspended operations in 2008 and remains in a care and maintenance status. The mine facility includes extensive underground workings including shafts, levels, raises and ramp systems.

The total consideration paid in cash was comprised of a) $23,500 for the net assets acquired and liabilities assumed and b) $5,750 for the right, title and interest acquired from SPMI. The payment for the lease was recorded in property, plant and equipment, net in the Company’s consolidated balance sheet at acquisition date. The acquisition was accounted for as a business combination.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Acquisition of the Sunshine Mine—Continued

The purchase price of $29,250 was allocated to the following assets and liabilities using the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Assets:
Receivables	$147
Property, plant and equipment	29,105
Investments	119
Materials & supplies inventory	763
Restricted cash	289

30,423

Liabilities:
Reclamation obligations	708
Contingent consideration	465

Net assets acquired	$29,250

The estimated fair values of the reclamation obligations and the property, plant and equipment are classified as Level 3 of the fair value hierarchy as the valuations were determined based on assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and little or no market activity. The fair value of the acquired current assets and current liabilities equaled their carrying amounts due to their short-term nature.

Pursuant to the acquisition of the Sunshine Mine, the Company acquired the right to purchase, or have Sterling dissolve, all of the issued and outstanding common stock of Sterling for a payment of $500, subject to the completion of the Sterling bankruptcy proceedings. The Company estimates completion of the bankruptcy proceedings will occur in August 2011 and it is highly probable we will make the $500 payment. Accordingly, the Company calculated the fair value of the August 2011 payment as of the May 2010 acquisition date. A discount rate of 6.14% was determined based on a review of comparable corporate bond yields as of the acquisition date.

The results of the operations of the Sunshine mine have been included in the Company’s consolidated statement of loss and comprehensive loss from the date of acquisition through December 31, 2010. The Company incurred $2,100 in acquisition costs related to the Sunshine mine acquisition. The Company follows the business combination accounting guidance related to acquisition-related costs and expenses these costs as incurred. The acquisition-related costs for the Sunshine mine acquisition are included in general and administrative costs in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2010.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Other Current Assets

	December 31, 2010	December 31, 2009
Value added tax receivable	$823	$993
Restricted cash and certificate of deposit	315	—
Securities available for sale	194	—
Prepaid expenses	193	22
Vendor deposits	107	—
Non-trade receivables	77	71
Related-party receivable	30	—
Stock subscriptions receivable	—	114

Total other current assets	$1,739	$1,200

6.	Property, Plant and Equipment, net

	December 31, 2010	December 31, 2009
Mineral properties	$13,544	$—
Plant & equipment	6,226	12
Land	1,219	—
Buildings & improvements	9,555	—
Furniture, fixtures & computers	142	25

Property, plant & equipment at cost	30,686	37
Less accumulated depreciation	(764)	(6)

Property, plant & equipment, net	$29,922	$31

Mineral Properties

The Company conducts exploration activities on patented and unpatented mining claims as follows:

Sunshine Mine

The Company owns the Sunshine mine, which includes patented and unpatented mining claims and related infrastructure buildings and equipment. The property includes the Sunshine mine and mill and all of the proximate support buildings, including the shops, dry, assay office, mine office, warehouse, hoist house, compressor building and surface and underground equipment. The property also includes the ConSil mine and mill and related infrastructure buildings and equipment. The Company is required to pay between a 0% and 7% net smelter return royalty, based upon the price of silver, under a settlement with the US government and the Coeur d’Alene Indian tribe. This royalty covers substantially all of the property, owned or leased by the Company, and extends outward within a one mile boundary of all such property. The Company is concurrently engaging in exploration that has consisted of geochemical and geophysical studies, core diamond drilling, and rehabilitating a second access shaft in preparation for future operations.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Property, Plant and Equipment, net—Continued

Chester Group of Mining Claims

The Company leases nine patented mining claims and has a one-third interest in four other patented mining claims from the Chester Group that are adjacent to the mining claims of the Sunshine mine. The lease term is for 25 years ending February 2029 and is renewable for an additional 25 years. The lease is subject to an advance royalty payable by the Company of $0.6 per month until such time as a royalty of 4% on net returns or a royalty of 20% of net profits is payable. The lease also provides Chester Group with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Chester Group may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund. The Company is also obligated to deliver 50,000 shares of restricted Sterling Mining Company common stock annually during the lease term.

Metropolitan Mines Mining Claims

The Company leases 2 patented and 70 unpatented mining claims from the Metropolitan Mines Corporation group (“Metropolitan”) that lay immediately to the south of the primary workings of the Sunshine Mine. The lease term is indefinite until cancelled. The leases are subject to advance royalty payments of $1 per month until such time as ore is produced from the Metropolitan property. Net proceeds, when ore is produced, are to be split between Metropolitan (16% or 50%) and the Company (84% or 50%) depending upon the location of the production.

Mineral Mountain Mining Claims

The Company leases the Mineral Mountain Mining and Milling Company group of four patented mining claims that are adjacent to the mining claims of the Sunshine mine. The lease term is for 25 years ending February 2029 and is renewable for an additional 25 years. The lease is subject to an advance royalty payment of $3.6 per year until such time as net profits royalties of 3% are payable. The lease also provides Mineral Mountain Mining and Milling Company with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Mineral Mountain Mining and Milling Company may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund.

Rock Creek—Idaho

The Company leases unpatented claims and a patented claim at Rock Creek, Idaho. The lease was signed on March 1, 2006, with a term of 25 years, with a 25% net profits royalty and an advance royalty of $0.5 per month applied against net profits royalty when operational. Contained within the lease is a work commitment of $50 per every 5-year period. The Company is obligated to pay all future taxes relating to the leased property. The Company may cancel the lease with 30 days’ notification.

Mining Concessions and Agreements

In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing a semi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Property, Plant and Equipment, net—Continued

accomplished on the property between January and December of the previous year. These concessions may be cancelled without penalties by termination notification to the Mexican government.

Los Gatos is the concession holder of a series of claims titles granted by the Mexican government. The rights to five concessions are held through exploration agreements with purchase options or a finder’s fee agreement, as discussed below:

La Cuesta International S.A. de C.V.—Los Gatos concession

The Company may purchase the Los Gatos concession for $15,000, which is payable through advanced royalties and a production royalty of 2% net smelter return on production from the Los Gatos concession (reduces to 0.5% upon all payments reaching $10,000) and 0.5% net smelter return from lands within a one kilometer boundary of the Los Gatos concession. Advance royalties of $40 annually are payable prior to commercial production. Once total payments have reached $15,000, the Los Gatos concession ownership will be transferred to the Company. During the pre-production phase, the Company is obligated to annually complete a minimum of $100 of exploration work on the concession. The agreement has no expiration date; however, the Company may terminate the agreement upon 30 day official termination notification.

Grupo Factor—Paula Adorada concession

The Company is required to make the following future annual payments totaling $405 to obtain ownership of the Paula Adorada concession: 2011—$50; 2012—$100 and 2013—$255. The Company may terminate the agreement upon 30 day official termination notification which results in the forfeiture of payments previously made.

Zaragoza—Peregrina and El Pilar concession

The Company is required to make the following future annual payments in order to continue exploration activities and obtain ownership of the Zaragoza project concession: 2011—$80, 2012—$160, and 2013—$320. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

Niko concession

The Company is required to make the following annual payments in order to continue exploration activities and obtain ownership of the Niko concession: 2011 through 2014—$50 each year; 2015—$5,000 and a production royalty of 2% net smelter return on production of the Niko concession. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

San Jose de Minas Finder’s Fee Agreement

The Company is required to make the following future annual payments in order to continue exploration activities under a Finder’s Fee Agreement: 1% of the net smelter returns for any production from Company concessions covered by the agreement; and, the Company is obligated to pay annually 5% of the exploration costs incurred by the Company, limited to a maximum $100 annual payment pertaining to the specified concessions. Once total payments under the agreement reach $1,000 the Company will have no other obligations under the agreement. No production has taken place since inception of the agreement. The agreement has no expiration date; however, the Company may terminate the agreement upon official termination notification.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Property, Plant and Equipment, net—Continued

In summary, these leases, concessions, and agreements are subject to payments as shown in the table below:

	Production Royalties Payable(1)	2010 Annual Lease Fees
Chester Claim Group(2)	Yes	$7.2
Metropolitan Mines Claim Group	Yes	12.0
Mineral Mountain Claim Group	Yes	3.6
Rock Creek-Idaho(3)	Yes	6.0
La Cuesta International(4)	Yes	40.0
Grupo Factor	No	45.0
Zaragoza	No	40.0
Niko	Yes	50.0
San Jose de Minas	Yes	—

(1)	All agreements except Grupo Factor and Zaragoza are subject to production royalties.
(2)	The Chester Claim Group lease also requires an annual payment of 50,000 shares of the Sterling Mining Company’s common stock.
(3)	The lease also requires $50 work commitment during each five-year period. Annual lease fees can be credited against a 25% net profits royalty.
(4)	The lease also requires $100 of exploration work annually on the concession during the pre-production phase.

7.	Accounts Payable and Other Accrued Liabilities

	December 31, 2010	December 31, 2009
Accounts payable	$450	$46
Accrued expenses	399	720
Accrued payroll & taxes	327	85
Contingent consideration	484	—
Payable to related-party	9	39

Total accounts payable and other accrued liabilities	$1,669	$890

8.	Related-Party Transactions

Related-party debt

Los Gatos maintains loan agreements with CGT that bear interest at fixed rates with maturities generally one to two years from their respective issuance together with any accrued unpaid interest thereon.

The Company’s outstanding related-party debt as of December 31, 2010 consists of three obligations totaling $31,000. These obligations mature on October 2, 2012, have a fixed interest rate of 7.5%, and are presented as non-current liabilities.

The Company’s outstanding related-party debt as of December 31, 2009, consists of $11,989, $1,500, and $2,250 obligations maturing on October 2, 2010, October 19, 2010, and December 15, 2010, respectively, and $251 of accrued interest. These obligations have a fixed interest of 7.5%. These obligations were refinanced subsequent to December 31, 2009 with a fixed interest rate of 7.5% and a maturity of October 2, 2012. Accordingly, these obligations are presented as non-current liabilities.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Related-Party Transactions—Continued

During 2010, Los Gatos reduced related-party debt by $5,376 to CGT as consideration for the exercise of 14,934,227 options. During 2009, Los Gatos reduced related-party debt of $553 to CGT through issuance of 1,383,682 Ordinary Shares and 53,901,115 Preferred Shares. In January 2011, the $31,198 principal and accrued interest outstanding under these loan arrangements were exchanged for 14,542,512 Preferred Shares and the obligations were cancelled.

During 2010, 2009, and 2008, Los Gatos borrowed $18,500, $11,885, and $3,250, respectively, from CGT. Interest expense on these loan arrangements was $1,887, $360, and $79 for the years ended December 31, 2010, 2009, and 2008, respectively.

Service Agreements

Los Gatos and SOP have service agreements with related parties, Tigris Financial (International) LP (“Tigris Intl”) and Tigris Financial Group Ltd. (“Tigris”), respectively, whereby Tigris and Tigris Intl provide certain business and financial advice, including consulting, administrative, accounting and business development services.

The Los Gatos service agreement was effective January 1, 2008 and pursuant to this agreement, Los Gatos paid Tigris Intl $500, $375, and $150 for the years ended December 31, 2010, 2009, and 2008, respectively, plus out of pocket expenses incurred by Tigris Intl. In addition to the annual payments, as stipulated in the service agreement, Los Gatos issued 4,771,318 Ordinary Shares to Tigris Intl during October 2009, for which the fair value of $48 was charged to general and administrative expense. The service agreement can be terminated by either party with thirty-day notice.

The SOP service agreement was effective May 11, 2010 and pursuant to this agreement, SOP paid Tigris $500 for the year ended December 31, 2010. The service agreement can be terminated by either party with sixty-day notice.

Other Related-party Transactions

During 2009, Los Gatos settled $527 due to CGT through the issuance of 52,715,203 Preferred Shares.

From time to time, the Company may have receivables from or payables to other related parties under common control in the normal course of its exploration activities. These typically represent expenditures incurred by one party but paid by another. These amounts are settled via cash payments.

9.	Stockholder’s Equity (Deficit)

Los Gatos

Los Gatos was incorporated in Bermuda in April 2006 as a “shelf” holding company with authorized capitalization through October 2, 2009 of $12,000, for the purpose of coordinating the activities of subsidiaries exploring for deposits of precious and related metals. Los Gatos issued its total authorized $12,000 of capitalization in the form of ordinary shares of $1.00 par in a private placement ultimately to CGT.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Stockholder’s Equity (Deficit)—Continued

2009 Ordinary and Preferred Share Transactions

On October 2, 2009, Los Gatos authorized an increase in its total capitalization to $3,000,000, designated all of its shares to have a $0.01 par (300,000,000 total shares at $0.01 par) and divided its share capital into shares of two classes: Ordinary Shares and Preferred Shares.

The holders of Ordinary Shares:

•	are entitled to one vote per share;

•	are entitled to such dividends as may from time to time be declared;

•

in the event of winding-up or dissolution of Los Gatos, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, are entitled to the surplus assets of Los Gatos after the distribution in full of any and all capital payable in respect of the preferred shares then issued and outstanding; and

•	are generally entitled to enjoy all of the rights attaching such shares; and

•	may not transfer their shares until all of the Preferred Shares are converted into Ordinary Shares

The holders of Preferred Shares:

•	are entitled to one vote per share;

•	are entitled to such dividends as may from time to time be declared;

•

in the event of winding-up or dissolution of Los Gatos, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, are entitled to payment of $0.41 per preferred share from the surplus assets of Los Gatos;

•	are entitled to convert each Preferred Share to an Ordinary Share at the discretion of the holder of the preferred share by delivery of written notice to the Secretary of Los Gatos; and

•	are generally entitled to enjoy all of the rights attaching to such shares.

Los Gatos converted its then existing 12,000 shares of $1.00 par ordinary stock to 1,200,000 Preferred Shares and designated an additional 105,416,318 of its total shares as Preferred Shares. All 106,616,318 Preferred Shares were issued to CGT in payment of the then outstanding advance of $527 and a reduction of long-term debt payable to CGT of $539. In addition, on October 2, 2009, Los Gatos issued 1,383,682 Ordinary Shares to CGT in payment of long term debt payable to CGT of $14.

During the period October 2, 2009 through December 31, 2009, Los Gatos issued 18,997,933 Ordinary Shares in payment for services, as follows: 1) 12,000,000 shares to related individuals; 2) 2,226,615 shares to two vendors; and 3) 4,771,318 shares to Tigris Intl. In addition, individuals associated with various related entities purchased 11,425,956 Ordinary Shares for $114. The December 31, 2009 stock subscription receivable of $114 was paid in full on January 28, 2010.

Certain of the Ordinary Shares issued are subject to agreements which contain a purchase option by the entity (or an affiliate of the entity) at which the respective shareholder is employed or is providing services, as the case may be. In case of termination of employment or the service relationship prior to five years from the initial vesting date set forth in each shareholder’s share purchase agreement or share award agreement, the

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Stockholder’s Equity (Deficit)—Continued

shareholder can receive from the option holder, at the option holder’s option, payment for the shares amounting to 20% of the shares owned multiplied by the number of years from the initial vesting date to a maximum of 100% at a price determined by the Company’s board of directors. The purchase option ends five years from the initial vesting date. Additionally, certain other Ordinary Shares are subject to a partial purchase option. For the third and fourth vesting years, 40% and 20% of the shares, respectively, will be subject to the purchase option. Thereafter, these shares will no longer be subject to the purchase option.

2009 Stock Option Transactions

On October 14, 2009, Los Gatos entered into stock option agreements with various individuals and entities that agreed to serve on its Advisory Board that provide for the purchase of 21,661,788 Ordinary Shares. These options vested on the date of the grant and had a stated exercise price of $0.36 per share expiring the earlier of, a ten year period ending October 14, 2019, or two years after an initial public offering. The stock options were valued using a Black-Scholes model. The following assumptions were used to compute the fair value of the option grants:

Risk free interest rate	3.0%
Dividend yield	—
Estimated volatility	76.87%
Expected option life	10 years

The Company’s computation of the estimated volatility was based on the historical volatility of a group of peer companies’ common stock over the expected option life, and included both exploration stage and development stage companies. The peer information was used because the Company is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option.

For the year ended December 31, 2009, the Company recognized stock-based compensation of $65 related to these option grants. As of December 31, 2009, all 21,661,788 options were outstanding and exercisable.

2010 Ordinary Share Transactions

On June 30, 2010, the Company issued 174,949 Ordinary Shares for $2 to an employee of a related entity under the same terms as described above for Ordinary Shares. The Company recognized an additional $34 of expense to reflect the $0.20 fair value of the Ordinary Shares. The fair value was determined based on an enterprise value and option pricing model.

2010 Stock Option Transactions

During the year ended December 31, 2010, there were no stock options granted.

In December 2010, options to acquire 14,934,227 Ordinary Shares were exercised by CGT, of which 14,616,139 options were acquired from an entity serving on the Advisory Board, at an exercise price of $0.36 per share resulting in $5,376 of capital contributions through reduction in related-party debt.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Stockholder’s Equity (Deficit)—Continued

At December 31, 2010, 6,727,561 options with an exercise price of $0.36 per share, expiring the earlier of October 14, 2019, or two years after an initial public offering, were outstanding.

The following table is a summary of stock option activity for the years ended December 31, 2010 and 2009:

	Pre-merger		Pro-forma post-merger
Options	Shares	Exercise Price	Shares	Exercise Price	Remaining Life (Years)	Aggregate Intrinsic Value	Unrecognized Compensation Cost
Outstanding at December 31, 2008	—	$—	—	$—
Granted	21,661,788	0.36	3,361,327	2.32
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—

Outstanding at December 31, 2009	21,661,788	0.36	3,361,327	2.32
Granted	—	—	—	—
Exercised	(14,934,227)	0.36	(2,317,389)	2.32
Forfeited or Expired	—	—	—	—

Outstanding at December 31, 2010	6,727,561	$0.36	1,043,938	$2.32	8.79	$—	$—

2011 Ordinary and Preferred Share Transactions

In January 2011, Los Gatos designated 14,542,512 unissued Ordinary Shares as Preferred Shares. On January 31, 2011, Los Gatos issued such Preferred Shares to CGT in full satisfaction of the then existing $31,198 (principal of $31,000 and interest of $198) amounts due to CGT.

In addition, the 6,727,561 options outstanding for the purchase of Los Gatos Ordinary Shares converted to options to purchase 1,043,938 common stock shares of Sunshine Silver at $2.32 per share on March 1, 2011.

Sunshine Silver

Through January 2011, the owners of Precious Metals contributed $36,978 as capital contributions. In February 2011, 20,000,000 shares of common stock were issued when Precious Metals became Sunshine Silver.

Pursuant to the Merger Plan, all issued and outstanding Ordinary Shares and Preferred Shares were converted into approximately 0.15517 shares of Sunshine Silver’s $0.001 par value common stock.

10.	Asset Retirement Obligations

In connection with the acquisition of the Sunshine mine, the Company recorded an ARO of $708 related to final closure and reclamation. The liability was initially measured at fair value and subsequently adjusted for accretion and changes in the amount or timing of the estimated cash flows. During the year ended December 31, 2010, the Company recorded accretion expense of $36.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Asset Retirement Obligations—Continued

The following table summarizes activity in the Company’s ARO:

	December 31, 2010	December 31, 2009
Balance, beginning of year	$—	$—
ARO from acquisition of the Sunshine Mine	708	—
Accretion expense	36	—

Balance, end of year	$744	$—

The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At December 31, 2010, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company’s reclamation obligations.

11.	Fair Value Measurements

The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2010 (none at December 31, 2009) by respective level of the fair value hierarchy:

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Short-term available for sale securities	194	—	—	194

	$194	$—	$—	$194

The Company’s short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Fair Value Measurements—Continued

active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 or 2009. The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no significant transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2010.

Non-Financial Assets and Liabilities

The Company discloses or recognizes its non-financial assets and liabilities, such as ARO and purchased businesses at fair value on a non-recurring basis. During the year ended December 31, 2010, the Company recorded the purchase of the Sunshine mine assets at fair value and established a reclamation obligation at fair value in connection with such acquisition in accordance with the ASC business combination standard. The estimated fair values for these non-financial assets and liabilities are classified as Level 3 of the fair value hierarchy as the valuations were determined based on internally developed assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and no market activity.

Fair Value of Other Financial Instruments

At December 31, 2010 and 2009 the Company’s other financial instruments consist of cash and cash equivalents, restricted cash and certificate of deposit, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. As of December 31, 2010 and 2009, the carrying value of related-party debt approximates fair value.

12.	Income Taxes

The components of loss before income taxes were as follows:

	Year Ended December 31,
	2010 U.S.	2010 Mexico	2009 Mexico	2008 Mexico
Loss before income taxes	$(6,898)	$(17,670)	$(11,186)	$(3,157)

The components of the consolidated income tax benefit (provision) from continuing operations were as follows:

	Year Ended December 31,
	2010 U.S.	2010 Mexico	2009 Mexico	2008 Mexico
Current portion of income tax benefit
U.S. Federal	$—	$—	$—	$—
U.S. State	—	—	—	—
Mexico	—	—	—	—

Deferred portion of income tax benefit
U.S. Federal	24	—	—	—
U.S. State	6	—	—	—
Mexico	—	—	—	—

Total income tax benefit	$30	$—	$—	$—

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Income Taxes—Continued

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes is as follows:

	Year Ended December 31,
	2010	2009	2008
Tax benefit from continuing operations	$8,599	$3,915	$1,105
State tax benefit from continuing operations	333	—	—
Nondeductible expenses	(2,460)	(1,494)	(351)
Foreign tax rate differential	(540)	(484)	(151)
Change in valuation allowance	(6,803)	(2,039)	(516)
Effect of foreign tax rate change	203	—	—
Net operating loss inflation rate adjustment	620	(129)	(190)
Foreign exchange rate differential	78	231	103

Total income tax benefit	$30	$—	$—

The net operating loss inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2006 to 2009. These historical carryforwards have been inflation-adjusted based upon an inflation factor published by the central bank of Mexico, as any inflationary adjustment would impact the Company’s basis in the net operating losses during the carryforward period.

A summary of the components of the net deferred tax assets is as follows:

	Year Ended December 31,
	2010	2009
Current deferred tax assets
Contingent consideration	$193	$—

Total current deferred tax assets	193	—
Non-current deferred tax assets
Mineral reserves	166	—
Asset retirement obligation	297	—
Property, plant and equipment	237	—
Exploration	74	—
Operating loss carryforward	8,736	2,834
Other	6	2

Total non-current deferred tax assets	9,516	2,836
Valuation allowances	(9,639)	(2,836)

Total deferred tax assets	70	—

Current deferred tax liabilities
OCI gain on available for sale securities	(30)	—
Prepaid expenses	(40)	—

Total current deferred tax liabilities	(70)	—
Total deferred tax liabilities	(70)	—

Net deferred income tax assets (liabilities)	$—	$—

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Income Taxes—Continued

Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has recorded a valuation allowance against the net deferred tax asset balance of $9,639 and $2,836 as of December 31, 2010 and 2009, respectively. If the Company is profitable for a number of years and the prospects for the realization of the deferred tax assets are more likely than not, the Company will then reverse the valuation allowance and credit income tax expense.

At December 31, 2010 the Company had $4,409 of net operating loss carryforwards in the United States expiring in 2030, and $23,250 of net operating loss carryforwards in Mexico which expire at various dates through 2020. Valuation allowances have been recorded on net operating loss carryforwards where the Company believes it is more likely than not that the net operating loss will not be realized. The Company will monitor the valuation on an ongoing basis and will make the appropriate adjustments as necessary should circumstances change.

The Company has adopted the provisions of ASC 740-10, Income Taxes. The Company files income tax returns in the U.S., Mexico, and Idaho. The statute of limitations for tax returns filed in the U.S. and Mexico is three years and five years, respectively, from the date of filing. The Company’s 2010 U.S. tax return is subject to examinations by U.S. tax authorities until 2014. The Company is no longer subject to examinations by Mexico tax authorities for years prior to 2006.

As of December 31, 2010, the Company has not recognized any increases or decreases in unrecognized tax benefits, as it is more likely than not that all tax positions have a high probability of being upheld by the taxing authorities. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented.

13.	Cash Flow Information

The following table details supplemental cash and non-cash transactions:

	Year Ended December 31,			Period from April 24, 2006 (Inception) to December 31, 2010
	2010	2009	2008
Contingent consideration at acquisition	$465	$—	$—	$465
Conversion of loans & accrued, unpaid interest from related parties to equity	5,376	1,080	—	6,456
Conversion of accrued interest to debt	1,506	207	—	1,713
Stock subscription receivable for sale of stock	—	114	—	114

14.	Commitments and Contingencies

The Company, in determining its accruals and disclosures with respect to loss contingencies, will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Commitments and Contingencies—Continued

incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

The Company’s mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

Mineral Leases and Concessions:

The Company has the following mineral lease and concessions commitments:

2011	$237
2012	367
2013	682
2014	107
2015	5,057
Thereafter	14,862

$21,312

The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Currently there are no such instances where the Company is paying any royalty based upon production and sales. The Finder’s Fee Agreement requires an annual payment of 5% of the exploration costs incurred by the Company, limited to a maximum payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown. One of the leases requires monthly payments of $1 until ore is produced. This obligation has not been included in the table above as the time for commencing production is unknown. Additionally, one of the concessions requires $100 of annual exploration expenditures on the concession, another requires $50 of exploration expenditures per every 5-year period, and one of the leases calls for the Company to deliver annually 50,000 shares of Sterling stock, the previous owner of the Sunshine mine, to the lessor in addition to making monthly lease payments. The Company has made such payments totaling approximately $191, $60 and $45 for the year ended December 31, 2010, 2009, and 2008, respectively.

Other Contingencies

Stonehill / Highwood Litigation

Stonehill Capital Management LLC and Highwood Partners, LP, as debtors-in-possession, or DIP, lenders to Sunshine Precious Metals, Inc. (“SPMI”), a prior owner of the Sunshine Mine, have asserted a mortgage claim regarding certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5,000, but the DIP lenders are also claiming right to accrued interest, at a default rate of 25%, and penalties, in an alleged aggregate amount of $71,200. The Company is currently engaged in discovery and no motions are scheduled for

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Commitments and Contingencies—Continued

hearing. The Company intends to defend vigorously against the claim and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, and while the Company believes it has valid defenses in this matter, there can be no assurance as to the ultimate outcome of this action.

The Company is from time to time involved in various legal proceedings related to its business. Except in the above-described proceedings, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company’s financial condition or results of operations.

15.	Segment Information

The Company operates in a single industry as a corporation engaged in the acquisition and exploration of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company’s reportable segments are based on the Company’s mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is maintaining the Sunshine mine facility and developing a refurbishment program for planned operations in the future. The Company’s Mexico segment engages in the exploration of the Los Gatos mineral properties.

Financial information relating to the Company’s segments is a follows:

	Year Ended December 31, 2010
	U.S.	Mexico	Corporate	Total
Exploration	$207	$14,446	$—	$14,653
Care and maintenance	2,534	—	—	2,534
General and administrative	3,936	1,326	228	5,490
Net other (income) expense	(7)	1,898	—	1,891
Related party debt	—	31,000	—	31,000
Capital expenditures	29,464	1,366	—	30,830
Total assets	31,090	4,986	—	36,076

	Year Ended December 31, 2009
	U.S.	Mexico	Corporate	Total
Exploration	$—	$9,771	$—	$9,771
General and administrative	—	818	—	818
Net other expense	—	597	—	597
Related party debt	—	15,990	—	15,990
Capital expenditures	—	31	—	31
Total assets	—	2,610	—	2,610

	Year Ended December 31, 2008
	U.S.	Mexico	Corporate	Total
Exploration	$—	$2,718	$—	$2,718
General and administrative	—	415	—	415
Net other expense	—	24	—	24
Capital expenditures	—	4	—	4

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Subsequent Events

As discussed in note 3, the Merger Plan was consummated on March 1, 2011.

In March 2011, Roger P. Johnson was appointed as the Company’s Chief Financial Officer. In May 2011, Stephen A. Orr was appointed as the Company’s Executive Chairman and Chief Executive Officer.

In March 2011 and May 2011, the Company granted 38,600 and 125,000 common stock options to employees, respectively.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except for share and per share amounts)

	September 30, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$131,752	$3,636
Materials and supplies inventory	790	779
Deferred financing costs	1,812	—
Other current assets	3,120	1,739

Total current assets	137,474	6,154
Non-Current Assets:
Property, plant and equipment, net	40,122	29,922

Total Assets	$177,596	$36,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and other accrued liabilities	$3,979	$1,669
Non-Current Liabilities:
Related-party debt	—	31,000
Reclamation obligations	786	744

Total non-current liabilities	786	31,744
Shareholders’ Equity
Preferred Shares, $0.01 par value; authorized, issued and outstanding none and 106,616,318 shares as of September 30, 2011 and December 31, 2010, respectively	—	1,066
Ordinary Shares, $0.01 par value; authorized, issued and outstanding none and 46,916,747 as of September 30, 2011 and December 31, 2010, respectively	—	469
Common Stock, $0.001 par value; 100,000,000 shares authorized; shares issued and outstanding 58,810,113 and none as of September 30, 2011 and December 31, 2010, respectively	59	—
Paid-in capital	241,258	41,340
Accumulated deficit	(68,516)	(40,257)
Unrealized gains on investments, net of tax	30	45

Total shareholders’ equity	172,831	2,663

Total Liabilities and Shareholders’ Equity	$177,596	$36,076

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(In thousands, except for share and per share amounts)

	Nine Months Ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2011
	2011	2010
Expenses:
Exploration	$13,813	$10,705	$42,122
Care and maintenance	4,015	1,371	6,549
General and administrative	10,114	3,984	17,021

Total expenses	27,942	16,060	65,692
Other (income) expense:
Interest expense	198	1,243	2,542
Interest and other income	(34)	(26)	(94)
Foreign exchange loss	153	67	406

Net other expense	317	1,284	2,854

Loss before income taxes	(28,259)	(17,344)	(68,546)

Income tax benefit	—	16	30

Net loss	(28,259)	(17,328)	(68,516)
Other comprehensive income (loss):
Unrealized gain (loss) on securities, net of tax	(15)	24	30

Comprehensive loss	$(28,274)	$(17,304)	$(68,486)

Net loss per share:
Pro-forma basic and diluted	$(0.51)	$(0.57)

Weighted average shares outstanding:
Pro-forma basic and diluted	54,934,726	30,476,475

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(In thousands, except for share amounts)

	Number of			Amount
	Ordinary Shares	Preferred Shares	Common Stock	Ordinary Shares	Preferred Shares	Common Stock	Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance at December 31, 2010	46,916,747	106,616,318	—	$469	$1,066	$—	$41,340	$(40,257)	$45	$2,663
Issuance of preferred shares	—	14,542,512	—	—	146	—	31,052	—	—	31,198
Contribution of capital	—	—	—	—	—	—	1,000	—	—	1,000
Issuance of common stock on conversion of capital contributions	—	—	20,000,000	—	—	20	(20)	—	—	—
Conversion of ordinary and preferred shares into common stock	(46,916,747)	(121,158,830)	26,080,836	(469)	(1,212)	26	1,655	—	—	—
Issuance of common stock	—	—	12,729,277	—	—	13	165,776	—	—	165,789
Stock-based compensation	—	—	—	—	—	—	455	—	—	455
Unrealized losses on investments	—	—	—	—	—	—	—	—	(15)	(15)
Net loss	—	—	—	—	—	—	—	(28,259)	—	(28,259)

Balance at September 30, 2011	—	—	58,810,113	$—	$—	$59	$241,258	$(68,516)	$30	$172,831

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Nine Months Ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2011
	2011	2010
OPERATING ACTIVITIES:
Net loss	$(28,259)	$(17,328)	$(68,516)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	982	467	1,762
Loss on disposal of assets	—	—	21
Stock issuance in payment for services rendered	—	34	325
Accretion expense	58	32	113
Income tax benefit	—	(16)	(30)
Stock compensation expense	455	—	455
Changes in operating assets and liabilities:
Non-trade receivables	136	(616)	(617)
Deposits	(18)	(107)	(125)
Prepaid expenses	(1,394)	(306)	(1,588)
Receivables from related-party	30	(30)	—
Accounts payable and other accrued liabilities	1,632	1,989	2,809
Accrued interest on long-term debt to related-party	198	1,243	2,542
Warehouse supplies	(11)	(8)	(27)
Payable to related-party	54	9	(23)

Net cash used by operating activities	(26,137)	(14,637)	(62,899)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(11,050)	(1,486)	(12,666)
Acquisitions, net	—	(29,250)	(29,250)
Purchase of investments	(2)	—	(2)
Transfers to restricted cash	(150)	(40)	(176)

Net cash used by investing activities	(11,202)	(30,776)	(42,094)

FINANCING ACTIVITIES:
Capital contributions	1,000	33,314	36,978
Stock subscription receivable	—	114	114
Issuance of common stock	165,789	—	165,789
Deferred financing costs	(1,334)	—	(1,334)
Related-party debt	—	14,000	35,198
Net cash provided by financing activities	165,455	47,428	236,745

Net increase in cash and cash equivalents	128,116	2,015	131,752

Cash and cash equivalents, beginning of period	3,636	1,379	—

Cash and cash equivalents, end of period	$131,752	$3,394	$131,752

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share, per share and option amounts)

1.	Description of Business, Merger of Entities Under Common Control and Basis of Preparation of Financial Statements

These financial statements represent the condensed consolidated financial position and results of operations of Sunshine Silver Mines Corporation and its subsidiaries (“Sunshine Silver” or “the Company”). Unless the content otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mines Corporation consolidated companies. These unaudited condensed consolidated financial statements are to be read in conjunction with the December 31, 2010 consolidated financial statements appearing in this registration statement.

On March 1, 2011, the investors in the Sunshine Silver predecessor entities individually and collectively combined the predecessor entities, which had been previously operated and reported as companies under common control. This transaction was reported for accounting purposes as a combination of companies under common control. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented, and certain amounts have been reclassified to conform to the new presentation.

The condensed consolidated financial statements herein refer to the condensed consolidated and combined financial statements of the Sunshine mine and Los Gatos Ltd predecessor entities (“Predecessor Sunshine” and “Los Gatos”), respectively. Accordingly, the 2010 information represents the combined financial position and results of operations of Predecessor Sunshine and Los Gatos. The 2011 information represents the combined results of operations of the predecessor entities through February 28, 2011; subsequent to this date, the financial results represent the consolidated financial information for Sunshine Silver.

Sunshine Silver

Predecessor Sunshine was formed as Precious Metals Opportunities LLC (“Precious Metals”), a Delaware limited liability company. On February 2, 2011, Precious Metals converted to a Delaware corporation, and became Sunshine Silver. The Company specializes in investing, exploring, and developing assets in the mining industry. The Sunshine mine is currently undergoing an advanced exploration drilling program, as well as maintaining the Sunshine mine facility and developing a refurbishment program for planned operations in the future. Accordingly, Sunshine Silver is deemed to be an exploration stage company.

Los Gatos

Los Gatos was incorporated as a “shelf” holding company under the laws of Bermuda on April 24, 2006 for the purpose of coordinating the activities of subsidiaries exploring for deposits of precious and related metals and was substantially owned by CGT Management Ltd. (a limited liability company incorporated in Bermuda) (“CGT”). Los Gatos’ primary exploration efforts are focused on the advancement of the Los Gatos project in northern Mexico, through Minera Plata Real S. de R.L. de C.V. (“MPR”), a wholly-owned subsidiary of the Company. Due to the exploratory nature of its operations, Los Gatos is deemed to be an exploration stage company.

2.	Summary of Significant Accounting Policies

The significant accounting policies of the Company are set forth in the Company’s consolidated financial statements for the year ended December 31, 2010, included herein.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies—Continued

Basis of consolidation and combination

Predecessor Sunshine and Los Gatos are consolidated as discussed in note 1. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation allowances for deferred tax assets; and the fair value of financial instruments.

Deferred Financing Cost

Deferred financing costs are recorded at cost and relate to expenses associated with the Company’s planned initial public offering. Such costs include underwriting fees, exchange filing fees, legal, accounting, and other incremental costs associated with the planned offering. These costs will be charged to equity against the gross proceeds upon consummation of the Company’s initial public offering or charged to expense if the offering is not consummated.

3.	Recapitalization and Merger Plan

On January 31, 2011, Los Gatos designated 14,542,512 unissued shares of par value $0.01 ordinary shares (“Ordinary Share”) as par value $0.01 preferred shares (“Preferred Share”), and issued these Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

On February 2, 2011, 20,000,000 shares of common stock were issued to the Company’s owners when Precious Metals converted to a Delaware corporation and became Sunshine Silver.

On February 22, 2011, Los Gatos entered into an Agreement and Plan of Merger and Amalgamation (“Merger Plan”) with Sunshine Silver. Pursuant to the Merger Plan, on March 1, 2011, Los Gatos merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos ceased. Each issued and outstanding Preferred Share and each issued and outstanding Ordinary Share was converted into approximately 0.15517 shares of par value $0.001 per share common stock of Sunshine Silver. The merger did not affect the shares of Sunshine Silver’s common stock existing before the merger.

In addition, as a result of the Merger Plan, existing outstanding options to purchase one share of Los Gatos Ordinary Shares were converted by operation of law into an option to purchase approximately 0.15517 shares of Sunshine Silver common stock at an exercise price of $2.32 per share.

4.	Acquisition of the Sunshine Mine

On May 11, 2010, the Company, through its wholly owned subsidiary Silver Opportunity Partners LLC (“SOP”), acquired the net assets of Sterling Mining Company’s (“Sterling”) Idaho Sunshine mine by purchase

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Acquisition of the Sunshine Mine—Continued

from Sterling’s bankruptcy proceedings. Included in this purchase was Sterling’s mine lease with Sunshine Precious Metals, Inc. (“SPMI”). In July 2010, SOP exercised the option in the lease to buy the Sunshine Mine and facilities from SPMI.

The total consideration paid in cash was comprised of a) $23,500 for the net assets acquired and liabilities assumed and b) $5,750 for the right, title and interest acquired from SPMI. The payment for the lease was recorded in property, plant and equipment, net in the Company’s condensed consolidated balance sheet at acquisition date. The acquisition was accounted for as a business combination.

The purchase price of $29,250 was allocated to the following assets and liabilities using the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Assets:
Receivables	$147
Property, plant, and equipment	29,105
Investments	119
Materials & supplies inventory	763
Restricted cash	289

$30,423

Liabilities:
Reclamation obligations	$708
Contingent consideration	465

Net assets acquired	$29,250

The estimated fair values of the asset retirement obligation and the property, plant and equipment are classified as Level 3 of the fair value hierarchy as the valuations were determined based on internally developed assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and little or no market activity. The fair value of the acquired current assets and current liabilities equaled their carrying amounts due to their short-term nature.

Pursuant to the acquisition of the Sunshine Mine, the Company acquired the right to purchase, or have Sterling dissolve, all of the issued and outstanding common stock of Sterling for a payment of $500, subject to the completion of the Sterling bankruptcy proceedings. The Company exercised this right in August 2011 and purchased all of the issued and outstanding common stock of Sterling for $500. The Company calculated the fair value of the August 2011 payment as of the May 2010 acquisition date. A discount rate of 6.14% was determined based on a review of comparable corporate bond yields as of the acquisition date.

The results of the operations of Sunshine mine have been included in the Company’s condensed consolidated statement of loss and comprehensive loss from the date of acquisition through December 31, 2010. The Company incurred $2,100 in acquisition costs related to the Sunshine mine acquisition during the nine months ended September 30, 2010 and expensed these costs as incurred. The acquisition-related costs for the Sunshine mine acquisition are included in general and administrative costs in the condensed consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2010.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Other Current Assets

	September 30, 2011	December 31, 2010
Value added tax receivable	$653	$823
Restricted cash and certificate of deposit	465	315
Securities available for sale	179	194
Prepaid expenses	1,587	193
Vendor deposits	125	107
Non-trade receivables	111	77
Related-party receivable	—	30

Total other current assets	$3,120	$1,739

At September 30, 2011 and December 31, 2010, the Company held $179 and $194 of short-term available for sale securities with an original cost of $119.

6.	Property, Plant and Equipment, net

	September 30, 2011	December 31, 2010
Mineral properties	$15,048	$13,544
Plant & equipment	6,614	6,226
Land	9,950	1,219
Buildings & improvements	9,632	9,555
Furniture, fixtures & computers	624	142

Property, plant & equipment at cost	41,868	30,686
Less accumulated amortization	(1,746)	(764)

Property, plant & equipment, net	$40,122	$29,922

Mineral Properties

The Company conducts exploration activities on patented and unpatented mining claims at both the Sunshine mine and Los Gatos properties.

The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Currently there are no such instances where the Company is paying any royalty based upon production and sales.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Accounts Payable and Other Accrued Liabilities

	September 30, 2011	December 31, 2010
Accounts payable	$781	$450
Accrued expenses	2,207	399
Contingent consideration	—	484
Accrued payroll, taxes and bonuses	928	327
Payable to related-party	63	9

Total accounts payable and other accrued liabilities	$3,979	$1,669

8.	Related-Party Transactions

Related-party debt

The Company did not have any related-party debt outstanding as of September 30, 2011. On January 31, 2011, Los Gatos issued 14,542,512 Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

The Company borrowed and repaid $800 for five days in March 2011 from an affiliate, GRAT Holdings LLC (the parent of a current shareholder), for general corporate purposes.

Interest expense on the related-party debt was $198 and $1,243 for the nine months ended September 30, 2011 and 2010, respectively.

Service Agreements

Los Gatos has a related-party service agreement with Tigris Financial (International) LP (“Tigris Intl”), and SOP and Sunshine Silver have related-party service agreements with Tigris Financial Group Ltd. (“Tigris”). Tigris and Tigris Intl provide certain business and financial advice, including consulting, administrative, accounting and business development services. Effective August 1, 2011, and within the rights of termination in both service agreements, the Los Gatos and Sunshine Silver agreements were cancelled. In addition, the SOP service agreement was assigned to Sunshine Silver effective August 1, 2011.

The Los Gatos service agreement was effective January 1, 2008. Pursuant to the Los Gatos service agreement, Los Gatos paid Tigris Intl $292 and $375 for the nine months ended September 30, 2011 and 2010, respectively. The Sunshine Silver service agreement was effective March 1, 2011. Pursuant to this agreement, Sunshine Silver paid Tigris $288 for the nine months ended September 30, 2011. The SOP service agreement was effective May 11, 2010. Pursuant to this agreement, SOP paid Tigris $292 and $286 for the nine months ended September 30, 2011 and 2010, respectively.

9.	Stockholders’ Equity

Los Gatos

2011 Ordinary and Preferred Share Transactions

On January 31, 2011, Los Gatos designated 14,542,512 unissued Ordinary Shares as Preferred Shares. On January 31, 2011, Los Gatos issued such Preferred Shares to CGT in full satisfaction of the then existing $31,198 (principal of $31,000 and interest of $198) amounts due to CGT.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Stockholders’ Equity—Continued

In addition, pursuant to the Merger Plan, the 6,727,561 options outstanding for the purchase of Los Gatos Ordinary Shares converted to options to purchase 1,043,938 common stock shares of Sunshine Silver at $2.32 per share on March 1, 2011.

Sunshine Silver

Common Stock Transactions

During the nine months ended September 30, 2011, and during 2010, the owners of Precious Metals contributed $1,000 and $35,978, respectively, as capital contributions. In February 2011, these capital contributions were converted into 20,000,000 shares of issued common stock when Precious Metals became Sunshine Silver.

Pursuant to the Merger Plan, all issued and outstanding Ordinary Shares and Preferred Shares were converted into approximately 0.15517 shares of Sunshine Silver’s $0.001 par value common stock.

During the nine months ended September 30, 2011, investors contributed $163,733 for 20.1% of the common stock of the Company, and holders of 885,990 options exercised their right to purchase shares of Sunshine Silver stock at an exercise price of $2.32 per share resulting in proceeds of $2,056.

Stock Option Transactions

During the nine months ended September 30, 2011, the Company granted 413,600 employee stock options. These options have a contractual term of 10 years and entitle the holder to purchase one share of the Company’s common stock. Total unrecognized compensation expense as of September 30, 2011 was $4,456, which is expected to be recognized over a weighted average period of 2.7 years. The Company did not grant any stock options for the nine months ended September 30, 2010.

The following tables summarize the stock option weighted-average grant date fair value, compensation expense and activity:

	Nine Months Ended September 30,
	2011	2010
Weighted-average grant-date fair value	$11.87	$0.20
Stock based compensation expense (1)	455	$34

Stock Option Activity	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2011	6,727,561	$0.36
Converted—ordinary share options (2)	(6,727,561)	$0.36
Converted—common stock options (2)	1,043,938	$2.32
Granted	413,600	$26.36
Exercised	(885,990)	$2.32
Forfeited or expired	—	—

Outstanding at September 30, 2011	571,548	$19.72

Vested at September 30, 2011	157,948	$2.32

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Stockholders’ Equity—Continued

(1)	On June 30, 2010, the Company issued 174,949 Ordinary Shares for $2 to an employee of a related entity under the same terms as described above for Ordinary Shares. The Company recognized an additional $34 of expense to reflect the $0.20 fair value of the Ordinary Shares. The fair value was determined based on an enterprise value and option pricing model.
(2)	On March 1, 2011, pursuant to the Merger Plan, the options to purchase Los Gatos ordinary shares were converted to options to purchase the Company’s stock at a conversion factor of 0.15517. Accordingly, 6,727,561 Los Gatos options outstanding as of March 1, 2011 were converted to 1,043,938 common stock options of the Company at a strike price of $2.32.

10.	Asset Retirement Obligations

In connection with the acquisition of the Sunshine mine, the Company recorded an ARO of $708 related to final closure and reclamation. The liability was initially measured at fair value and subsequently adjusted for accretion and changes in the amount or timing of the estimated cash flows. During the nine months ended September 30, 2011 and 2010, the Company recorded accretion expense related to the asset retirement obligation of $42 and $23, respectively.

The following table summarizes activity in the Company’s ARO:

	September 30, 2011	December 31, 2010
Balance, beginning of period	$744	$—
ARO from acquisition of the Sunshine Mine	—	708
Accretion expense	42	36

Balance, end of period	$786	$744

The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At September 30, 2011 and December 31, 2010, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company’s reclamation obligations.

11.	Fair Value Measurements

The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Fair Value Measurements—Continued

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis at September 30, 2011 and December 31, 2010 by respective level of the fair value hierarchy:

Type	Location	Level	September 30, 2011	December 31, 2010
Available for sale securities	Current assets	Level 1	$179	$194

The Company’s short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010.

Non-Financial Assets and Liabilities

The Company discloses or recognizes its non-financial assets and liabilities, such as ARO and purchased businesses at fair value on a non-recurring basis. During the year ended December 31, 2010, the Company recorded the purchase of the Sunshine mine assets at fair value and established a reclamation obligation at fair value in connection with such acquisition in accordance with the ASC business combination standard. The estimated fair values for these non-financial assets and liabilities are classified as Level 3 of the fair value hierarchy as the valuations were determined based on internally developed assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and no market activity.

Fair Value of Other Financial Instruments

At September 30, 2011 and December 31, 2010 the Company’s other financial instruments consist of cash and cash equivalents, restricted cash and certificate of deposit, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. As of December 31, 2010, the carrying value of related-party debt approximates fair value.

12.	Cash Flow Information

The following table details supplemental non-cash transactions:

	Nine Months Ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2011
	2011	2010
Conversion of loans & accrued unpaid interest from related parties to equity	$31,198	$—	$37,654
Contingent consideration at acquisition	—	—	465
Conversion of accrued interest to debt	—	—	1,713
Accrued deferred financing costs	478	—	478

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies

The Company, in determining its accruals and disclosures with respect to loss contingencies, will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

The Company’s mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

Other Contingencies

Stonehill / Highwood Litigation

Stonehill Capital Management LLC and Highwood Partners, LP (the “Lenders”), as debtors-in-possession, or DIP, lenders to Sunshine Precious Metals, Inc. (“SPMI”), a prior owner of the Sunshine Mine, have asserted a mortgage claim against certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5,000, but the Lenders are claiming that they were owed $71,200 as of March 31, 2011 including accrued interest and penalties, and further, that this amount continues to accrue interest at a compounded monthly rate of 25%. Additionally, they are seeking an award of their attorneys’ fees and costs. The Company filed a complaint in the District Court of Shoshone County, Idaho, on September 23, 2010 to declare the alleged mortgage unenforceable. The Lenders filed an action before the same court to enforce the mortgage. The two actions have been consolidated for purposes of an eventual trial. The Company is currently engaged in discovery and no material motions are currently scheduled for hearing. The Company intends to defend vigorously against the claims and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, and while the Company believes it has valid defenses in this matter, there can be no assurance as to the ultimate outcome of this action.

The Company is from time to time involved in various legal proceedings related to its business. Except in the above-described proceedings, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company’s financial condition or results of operations.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Segment Information

	Nine Months Ended September 30, 2011
	U.S.	Mexico	Corporate	Total
Exploration	$955	$12,801	$57	$13,813
Care and maintenance	4,015	—	—	4,015
General and administrative	2,461	691	6,962	10,114
Net other (income) expense	(33)	350	—	317
Capital expenditures	1,867	8,831	484	11,182
Total assets	33,965	14,109	129,522	177,596

	Nine Months Ended September 30, 2010
	U.S.	Mexico	Corporate	Total
Exploration	$92	$10,613	$—	$10,705
Care and maintenance	1,371	—	—	1,371
General and administrative	3,036	948	—	3,984
Net other (income) expense	(3)	1,287	—	1,284

Through and including                     , 2012 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee		$29,025
FINRA filing fee		25,500
NYSE listing fee		*
TSX listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.

The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement (to be filed as Exhibit 1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold securities without registration under the Securities Act of 1933, as amended (the “Securities Act”), as described below. None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9), Section 4(2), Regulation D or Rule 701 of the Securities Act.

During the fiscal year ended December 31, 2008, we did not issue any unregistered securities.

During the fiscal year ended December 31, 2009 we issued the following unregistered securities for the consideration listed:

1. On October 2, 2009, Los Gatos Ltd. converted 12,000 ordinary shares held by CGT Management Ltd., or CGT, to 1,200,000 preferred shares. 105,416,318 preferred shares of Los Gatos Ltd. were also issued to CGT in payment of the then outstanding advance of $527,152 and a reduction of long-term debt payable to CGT of $539,011.

2. On October 2, 2009, Los Gatos Ltd. issued 1,383,682 ordinary shares to CGT in payment of long term debt payable to CGT of $13,837.

3. During the period October 2, 2009 through December 31, 2009, Los Gatos Ltd. issued 18,997,933 ordinary shares in payment for services, as follows: 1) 12,000,000 shares to related individuals; 2) 2,226,615 shares to two vendors; and 3) 4,771,318 shares to Tigris Financial (International) L.P. In addition, individuals associated with Electrum purchased 11,425,956 ordinary shares of Los Gatos Ltd. at a price of $0.01 per share.

4. On October 14, 2009, Los Gatos Ltd. entered into stock option agreements with various individuals and entities that agreed to serve on its advisory board. The stock option agreements provided for the purchase of 21,661,788 ordinary shares of Los Gatos Ltd. with a stated exercise price of $0.36 per share.

During the fiscal year ended December 31, 2010, we issued the following unregistered securities for the consideration listed:

1. On June 30, 2010, Los Gatos Ltd. issued 174,949 ordinary shares of Los Gatos Ltd. for $1,749 to an employee of Tigris Financial Group Ltd.

2. In December 2010, options to acquire 14,934,227 ordinary shares of Los Gatos Ltd. were exercised by CGT, of which 14,616,139 shares were acquired from a company serving on Los Gatos Ltd.’s Advisory Board, at an exercise price of $0.36 per share resulting in $5.4 million of capital contributions through reduction in related-party debt.

Since January 1, 2011, we have issued the following unregistered securities:

1. On January 31, 2011, Los Gatos Ltd. designated 14,542,512 unissued Los Gatos Ltd. ordinary shares as preferred shares. On January 31, 2011, Los Gatos Ltd. issued such preferred shares to CGT in full satisfaction of the then outstanding $31.2 million (principal of $31.0 million and interest of $198,000) amounts due to CGT.

2. On March 1, 2011, in connection with the merger of Los Gatos Ltd. into the Registrant (the “Merger”), the 6,727,561 options outstanding for the purchase of Los Gatos Ltd. ordinary shares were converted into options to purchase 1,043,938 shares of common stock of the Company at $2.32 per share. Pursuant to the Merger, all outstanding ordinary shares of Los Gatos Ltd. and preferred shares of Los Gatos Ltd. were converted into approximately 0.15517 shares of the Registrant’s common stock.

3. During the six months ended June 30, 2011, and the year ended December 31, 2010, the members of Precious Metals Opportunities LLC contributed $1.0 million and $36.0 million, respectively, as capital contributions. In February 2011, these capital contributions were converted into an aggregate of 20,000,000 shares of the Registrant’s common stock when Precious Metals Opportunities LLC became the Company.

4. On March 9, 2011, the Company granted 38,600 employee stock options, with an exercise price of $13.825 per option, to Roger Johnson.

5. On May 4, 2011, the Company granted 125,000 employee stock options, with an exercise price of $27.65 per option, to Stephen Orr.

6. Between March 1, 2011 and June 1, 2011, we also issued in the aggregate 11,843,287 unregistered securities to 13 individuals or entities, including Liberty Metals & Mining Holdings, LLC and certain of the Registrant’s directors and officers (or their affiliates) for aggregate consideration of $163.7 million. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

7. Since the Merger, through June 30, 2011, holders of 885,990 options exercised their right to purchase shares of the Registrant’s common stock at an exercise price of $2.32 per share, resulting in proceeds of $2.1 million.

8. On July 18, 2011, the Company granted 100,000 employee stock options, with an exercise price of $27.65 per option, to Jeffrey Reeser.

9. On August 8, 2011, the Company granted 150,000 employee stock options, with an exercise price of $27.65 per option, to John Galassini.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1	Form of Underwriting Agreement

2.1	Asset Purchase Agreement among Sterling Mining Company and Silver Opportunity Partners LLC dated as of April 21, 2010#

2.2	Agreement and Plan of Merger and Amalgamation dated as of February 22, 2011 between Los Gatos Limited and Sunshine Silver Mines Corporation#

3.1	Form of Amended and Restated Certificate of Incorporation

3.2	Form of Amended and Restated Bylaws

4.1	Form of Common Stock Certificate*

5	Opinion of Davis Polk & Wardwell LLP*

10.1	Purchase Agreement dated as of February 8, 2011 by and between Liberty Metals & Mining Holdings, LLC and Sunshine Silver Mines Corporation#

10.2	Services Agreement dated as of January 1, 2008 between Los Gatos Ltd. and Tigris Financial (International) L.P.#

Exhibit Number	Description

10.3	Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.4	Assignment and Amendment to Services Agreement dated as of August 1, 2011, to the Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.5	Services Agreement dated as of March 1, 2011 between Tigris Financial Group Ltd. and Sunshine Silver Mines Corporation#

10.6	Royalty Deed dated April 12, 2001 among Sunshine Precious Metals, Inc., The United States of America and the Coeur D’Alene Tribe#

10.7	Metropolitan Mines Corporation, Limited and Sterling Mining Company Lease Agreement, dated as of September 16, 2004#

10.8	Exploration, Exploitation and Unilateral Promise to Sell Agreement between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V., dated as of April 13, 2006#

10.9	Title of Concession Mining and Exploration, Grupo Minero Factor S.A. de C.V., dated as of December 9, 2004 (English Translation)#

10.10	Sunshine Silver Mines Corporation Long Term Incentive Plan#

10.11	Employment Agreement dated as of February 28, 2011 between Sunshine Silver Mines Corporation and Roger P. Johnson#

10.12	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mines Corporation and Stephen Orr#

10.13	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mines Corporation and Philip Pyle#

10.14	Employment Agreement dated as of June 20, 2011 between Sunshine Silver Mines Corporation and Jeffrey Reeser#

10.15	Employment Agreement dated as of July 7, 2011 between Sunshine Silver Mines Corporation and John Galassini#

10.16	Form of Option Agreement#

10.17	Form of Stockholders Agreement

10.18	Form of Indemnification Agreement between Sunshine Silver Mines Corporation and each of its directors and executive officers#

10.19	Annual Incentive Plan

10.20	Amendment to Philip Pyle’s Employment Agreement dated as of September 6, 2011#

10.21	Form of Registration Rights Agreement

16.1	Letter re: Change in Certifying Accountant#

21	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of WithumSmith + Brown, PC

23.3	Consent of Behre Dolbear & Company

Exhibit Number	Description

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*

23.5	Consent of Philip Pyle

24.1	Power of Attorney for Stephen Orr, William Natbony and Diana Walters (included on signature page)#

24.2	Power of Attorney for John Ellis, Marc Faber, Wayne Kirk, Michael S. Parrett, David Peat and Robert A. Quartermain#

99.1	Consent of John Ellis#

99.2	Consent of Marc Faber#

99.3	Consent of Wayne Kirk#

99.4	Consent of Michael S. Parrett#

99.5	Consent of David Peat#

99.6	Consent of Robert A. Quartermain#

*	To be filed by amendment.
#	Previously filed

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(a) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 22nd day of December, 2011.

SUNSHINE SILVER MINES CORPORATION

By:	/s/ Stephen Orr
	Name:	Stephen Orr
	Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen Orr	Principal Executive Officer	December 22, 2011
Stephen Orr

/s/ Roger Johnson Roger Johnson	Principal Financial Officer and Principal Accounting Officer	December 22, 2011

*	Director	December 22, 2011
John Ellis

*	Director	December 22, 2011
Marc Faber

*	Director	December 22, 2011
Wayne Kirk

*	Director	December 22, 2011
William Natbony

*	Director	December 22, 2011
Michael S. Parrett

*	Director	December 22, 2011
David Peat

*	Director	December 22, 2011
Robert A. Quartermain

*	Director	December 22, 2011
Diana Walters

*	The undersigned, by signing his name hereto, does execute this Registration Statement on behalf of the persons identified above pursuant to a power of attorney.

By:	/s/ Stephen Orr
Stephen Orr
Power-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1	Form of Underwriting Agreement

2.1	Asset Purchase Agreement among Sterling Mining Company and Silver Opportunity Partners LLC dated as of April 21, 2010#

2.2	Agreement and Plan of Merger and Amalgamation dated as of February 22, 2011 between Los Gatos Limited and Sunshine Silver Mines Corporation#

3.1	Form of Amended and Restated Certificate of Incorporation

3.2	Form of Amended and Restated Bylaws

4.1	Form of Common Stock Certificate*

5	Opinion of Davis Polk & Wardwell LLP*

10.1	Purchase Agreement dated as of February 8, 2011 by and between Liberty Metals & Mining Holdings, LLC and Sunshine Silver Mines Corporation#

10.2	Services Agreement dated as of January 1, 2008 between Los Gatos Ltd. and Tigris Financial (International) L.P.#

10.3	Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.4	First Assignment and Amendment to Services Agreement dated as of August 1, 2011, to the Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.5	Services Agreement dated as of March 1, 2011 between Tigris Financial Group Ltd. and Sunshine Silver Mines Corporation#

10.6	Royalty Deed dated April 12, 2001 among Sunshine Precious Metals, Inc., The United States of America and the Coeur D’Alene Tribe#

10.7	Metropolitan Mines Corporation, Limited and Sterling Mining Company Lease Agreement, dated as of September 16, 2004#

10.8	Exploration, Exploitation and Unilateral Promise to Sell Agreement between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V., dated as of April 13, 2006#

10.9	Title of Concession Mining and Exploration, Grupo Minero Factor S.A. de C.V., dated as of December 9, 2004 (English Translation)#

10.10	Sunshine Silver Mines Corporation Long Term Incentive Plan#

10.11	Employment Agreement dated as of February 28, 2011 between Sunshine Silver Mines Corporation and Roger P. Johnson#

10.12	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mines Corporation and Stephen Orr#

10.13	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mines Corporation and Philip Pyle#

10.14	Employment Agreement dated as of June 20, 2011 between Sunshine Silver Mines Corporation and Jeffrey Reeser#

10.15	Employment Agreement dated as of July 7, 2011 between Sunshine Silver Mines Corporation and John Galassini#

Exhibit Number	Description

10.16	Form of Option Agreement#

10.17	Form of Stockholders Agreement

10.18	Form of Indemnification Agreement between Sunshine Silver Mines Corporation and each of its directors and executive officers#

10.19	Annual Incentive Plan

10.20	Amendment to Philip Pyle’s Employment Agreement dated as of September 6, 2011#

10.21	Form of Registration Rights Agreement

16.1	Letter re: Change in Certifying Accountant#

21	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of WithumSmith + Brown, PC

23.3	Consent of Behre Dolbear & Company

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*

23.5	Consent of Philip Pyle

24.1	Power of Attorney for Stephen Orr, William Natbony and Diana Walters (included on signature page)#

24.2	Power of Attorney for John Ellis, Marc Faber, Wayne Kirk, Michael S. Parrett, David Peat and Robert A. Quartermain#

99.1	Consent of John Ellis#

99.2	Consent of Marc Faber#

99.3	Consent of Wayne Kirk#

99.4	Consent of Michael S. Parrett#

99.5	Consent of David Peat#

99.6	Consent of Robert A. Quartermain#

*	To be filed by amendment.
#	Previously filed